 As filed with the United States Securities and Exchange Commission on June 16,
                                   2000
                                                      Registration No. 333-31920
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                --------------

                              Amendment No. 3
                                       to
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------
                              DENDREON CORPORATION
             (Exact name of registrant as specified in its charter)

         Delaware                    2834                   22-3203193
     (State or Other          (Primary Standard          (I.R.S. Employer
     Jurisdiction of              Industrial           Identification No.)
     Incorporation or        Classification Code
      Organization)                Number)

                               3005 First Avenue
                           Seattle, Washington 98121
                                 (206) 256-4545
   (Address, including zip code and telephone number, including area code of registrant's principal executive offices)

                      Christopher S. Henney, Ph.D., D.Sc.
                     President and Chief Executive Officer
                               3005 First Avenue
                           Seattle, Washington 98121
                                 (206) 256-4545
(Name, address, including zip code and telephone number, including area code of agent for service)

                                --------------
                                   Copies to:
        Julie M. Robinson, Esq.                Rodd M. Schreiber, Esq.
          Cooley Godward LLP            Skadden, Arps, Slate, Meagher & Flom
   4365 Executive Drive, Suite 1100                  (Illinois)
   San Diego, California 92121-2128             333 West Wacker Drive
          Tel: (858) 550-6000                  Chicago, Illinois 60606
          Fax: (858) 463-3555                    Tel: (312) 407-0700
                                                 Fax: (312) 407-0411
                                --------------
  Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                                --------------
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
  Title of Each Class                         Proposed Maximum   Proposed Maximum
     of Securities           Amount to be      Offering Price       Aggregate           Amount of
    to Be Registered        Registered (1)     Per Share (2)    Offering Price (2) Registration Fee (3)
-------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par
 value.................       5,175,000            $10.00          $51,750,000           $13,662
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

(1) Includes 675,000 shares the underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated pursuant to Rule 457(o) under the Securities Act solely for the purpose of calculating the registration fee.
(3) $26,400 previously paid.

                                --------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS
-------------------------------------------------------------------------------

                               4,500,000 Shares

                        [LOGO OF DENDREON CORPORATION]

                                 Common Stock

-------------------------------------------------------------------------------

Dendreon Corporation is offering 4,500,000 shares of its common stock in an initial public offering. The shares of common stock of Dendreon will be included for quotation in the Nasdaq National Market under the symbol "DNDN".

Dendreon discovers and develops immunologically based therapeutic products for the treatment of cancer.


                                                           Per Share    Total

   Public offering price..................................  $10.00   $45,000,000
   Underwriting discounts and commissions.................   $0.70    $3,150,000
   Proceeds, before expenses, to Dendreon.................   $9.30   $41,850,000

See "Risk Factors" on pages 8 to 15 for factors that should be considered beforeinvesting in the shares of Dendreon.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

-------------------------------------------------------------------------------

The underwriters may purchase up to 675,000 additional shares from Dendreon to cover over-allotments.


Prudential Vector Healthcare
   a unit of Prudential Securities
                                   SG Cowen
                                                  Pacific Growth Equities, Inc.

June 16, 2000

                            DESCRIPTION OF ARTWORK

Inside Front Cover

Headline:  Dendreon Corporation Product Pipeline

Illustration: A chart is pictured which lists products in the left-hand column and the terms "Research", "Preclinical", "Phase I", "Phase II", "Phase III" and "FDA Approved" in a row across the top of six columns. Each product's development is illustrated by the column location where a corresponding bar terminates. The products are separated into three categories, which are each entitled "Therapeutic Vaccines", "Therapeutic Antibodies" and "Cell Separation Products". The "Therapeutic Vaccines" section includes "Provenge/TM/", with a bar extending to the column entitled "Phase III", "Mylovenge/TM/", with a bar extending to the column entitled "Phase II", "APC8024", "APC80NY" and "APC80TR" all of which have a bar extending to the column entitled "Preclinical". The section entitled "Therapeutic Antibodies" includes "Danton/TM/" and "Dantes/TM/", both of which have a bar extending to the column entitled "Preclinical". The section entitled "Cell Separation Products" includes "DACS(R)SC Kit" with a bar extending to the column entitled "FDA Approved".

Bi-fold first page in Prospectus

Headline:  Therapeutic Cancer Vaccine Approach

Illustration: A two-part illustration is pictured. The first part of this illustration is at the top left of the bi-fold page and is entitled "Antigen Delivery Cassette/TM/" and depicts the Antigen Delivery Cassette and its three component parts, labeled the "Antigen", the "Antigen Processing Region" and the "Dendritic Cell Binding Region." The second part of the illustration has six images. The first image depicts the Antigen Delivery cassette approaching a dendritic cell entitled "1. Antigen Delivery Cassette is Co-cultured with Immature Dendritic Cell." The second image is entitled "2. Antigen Delivery Cassette Binds to Immature Dendritic Cell" and depicts the Antigen Delivery Cassette attached to an Immature Dendritic Cell. The third image is entitled "3. Antigen is Processed and Dendritic Cell Begins to Mature" and depicts the Antigen Delivery Cassette inside the Dendritic Cell. The fourth image is entitled "4. Maturing Dendritic Cell Begins to Present Antigen" and depicts a maturing Dendritic Cell processing the Antigen. The fifth image is entitled "5. Fully Mature Dendritic Cell Presents Antigen to T-cells, thus Inducing a Cell-mediated Immune Response" and depicts Antigen leaving the Mature Dendritic Cell and attaching itself to three T-cells. The sixth image entitled "6. T-cells Proliferate and Attach Tumor Cells" depicts numerous T-cells and a tumor cell with five T-cells attached to it.

                                      1.

                               TABLE OF CONTENTS

                                                                     Page
                                                                     ----
Prospectus Summary.................................................    4
Risk Factors.......................................................    8
Forward-Looking Statements.........................................   16
Use of Proceeds....................................................   17
Dividend Policy....................................................   17
Dilution...........................................................   18
Capitalization.....................................................   19
Selected Financial Data............................................   20
Management's Discussion and Analysis of Financial Condition and
 Results of Operations.............................................   21
Business...........................................................   26
Management.........................................................   44
Certain Relationships and Related Transactions.....................   53
Principal Stockholders.............................................   55
Description of Capital Stock.......................................   57
Shares Eligible for Future Sale....................................   60
Underwriting.......................................................   62
Legal Matters......................................................   64
Experts............................................................   64
Where You Can Find Additional Information..........................   64
Index to Financial Statements......................................  F-1

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in the prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully.

                                    Dendreon

   We discover and develop therapeutic vaccines that stimulate a patient's immunity for the treatment of cancer. We combine our expertise in immunology with our methods for modifying tumor antigens, the targets of the immune system, and our technology for cell separation to develop therapeutic vaccines that stimulate cancer-fighting cells. Our most advanced product candidate, Provenge(TM), is a therapeutic vaccine for the treatment of prostate cancer. We have completed initial safety and efficacy testing for Provenge and it has entered the next stage of testing, commonly referred to as Phase III clinical trials. In January and April 2000, we began two Phase III clinical trials that are designed to demonstrate Provenge's efficacy and, if successful, support an application for regulatory approval of Provenge by the Food and Drug Administration. In addition, we are conducting two initial efficacy trials, commonly known as Phase II clinical trials, of Mylovenge(TM), our therapeutic vaccine for some cancers of the blood, including multiple myeloma. We have three additional therapeutic vaccines in preclinical development for the treatment of common malignancies, including breast, colorectal, lung and ovarian/uterine cancers. We also intend to pursue the application of our technologies in the fields of autoimmune diseases, allergies and infectious diseases. We plan to retain commercialization rights for our products in the United States and partner our products in other parts of the world. We are collaborating with Kirin Brewery Co., Ltd. for the marketing and development of our products in Asia.

                           Cancer and Cancer Therapy

   The American Cancer Society estimates that doctors will diagnose approximately 1.2 million new cases of cancer in the United States in 2000. Cancer, the second leading cause of death in the United States, will result in an estimated 552,000 deaths in 2000. Cancer costs are estimated at $107 billion annually, including health care expenditures and lost productivity from illness and death. Spending on cancer therapeutic drugs was $7.4 billion in the United States in 1998. Cancer is characterized by abnormal cells that proliferate uncontrollably and spread throughout the body, forming collections of tumor cells called metastases. To be effective, cancer therapy must eliminate the cancer both at its site of origin and at sites of metastases. Current treatments for cancer include surgery, radiation, hormone therapy and chemotherapy. Treatments known as immunotherapy are designed to stimulate the body's natural mechanism for fighting diseases. We believe immunotherapy may overcome many of the limitations of current cancer therapies by enabling the immune system to recognize and destroy cancerous cells. Immunotherapy may be particularly useful for the treatment of residual disease, the small tumor masses, including metastases, which may remain following conventional therapy.

                    Our Therapeutic Cancer Vaccine Approach

   The immune system protects against disease by recognizing specific chemical structures known as antigens. In the presence of antigens associated with diseased cells, a specialized class of cells known as dendritic cells are activated to take up and process the antigen. These activated dendritic cells then sensitize another class of cells known as lymphocytes, which seek out and eliminate diseased cells. Tumors, however, create an environment that suppresses the maturation of dendritic cells, preventing their activation. Our vaccines are based on our ability to manipulate dendritic cells. Our proprietary devices for cell separation allow us to isolate dendritic cells from the blood and activate them to process tumor antigens. Our proprietary approach for antigen modification, called Antigen Delivery Cassette(TM) technology, allows us to engineer, or modify, the structure of tumor antigens and add proprietary elements that augment the uptake and processing of the antigen by dendritic cells, thereby increasing the potency of the immune response.

                            Benefits of Our Approach

   Our therapeutic vaccines may offer novel treatment alternatives for cancers that currently are not adequately addressed. Benefits of our therapeutic vaccines may include:

  . Vigorous stimulation of cancer-fighting cells: The results of our clinical trials to date have demonstrated that our vaccines have the potential to stimulate the body's own defenses to fight cancer.

  . Minimal side effects: Our vaccines specifically target cancerous cells, and the results of our clinical trials have shown them to be well tolerated by patients.

  . Applicability to a wide variety of cancers: Our ability to identify and modify antigens and our technologies for isolating cells from blood enable us to create proprietary vaccines for the potential treatment of a wide variety of cancers.

  . Single vaccine can treat multiple cancers: We identify novel antigens that are shared by multiple types of cancer. We believe this approach will allow us to develop single vaccines for the treatment of several different tumors.

  . Access broad patient population: We select antigens that are present on a significant percentage of cancer patients' tumors. For example, our prostate cancer vaccine antigen is found on approximately 95% of prostate cancers.

  . Cost-effective manufacturing process: We have developed a manufacturing process that employs our proprietary cell separation systems that can produce vaccines on a cost-effective basis.

  . Simple, convenient therapy: Our vaccines are delivered as 30-minute infusions in an outpatient procedure. Patients complete a course of treatment in one month.

                            Our Therapeutic Vaccines

   We are conducting two Phase III clinical trials for our lead product, Provenge, for the treatment of patients with advanced prostate cancer. Currently over one million men have prostate cancer in the United States, with 180,000 new cases and 32,000 deaths estimated in 2000. There is currently no treatment that increases long-term survival of patients with advanced prostate cancer. We have completed three safety and dose-determining trials, commonly referred to as Phase I clinical trials, for Provenge. Additionally, we have completed two Phase II clinical trials, which suggest that Provenge will be safe and may be effective in treating patients with advanced prostate cancer that is resistant to standard treatment with hormones. Based upon historical data, we would have expected that 50% of untreated patients at a similar stage of disease as the patients in our trials would have experienced disease progression at 12 weeks, 75% at 30 weeks, and 90% at one year. In our trials, patients experienced a significant decrease in the rate of progression of the disease: 53% had stabilized at 28 weeks, and 26% were stable for greater than one year. In addition, less than two percent of Provenge infusions were associated with significant side effects.

   We are conducting two Phase II clinical trials of our therapeutic cancer vaccine, Mylovenge, in patients with multiple myeloma, a cancer of the blood, and amyloidosis, a complication of multiple myeloma. It is estimated that in 2000, 13,600 individuals in the United States will be diagnosed with multiple myeloma and over 11,000 individuals will die from the disease. Amyloidosis, which eventually results in death from organ failure, afflicts approximately 2,500 individuals in the United States annually. In our trials, 31 of 58 patients, or 53%, experienced major tumor reductions or disease stabilization lasting more than six months. In one of these studies, four of 15 patients treated with Mylovenge, whose cancers were resistant to massive doses of chemotherapy, experienced a complete disappearance of multiple myeloma. In the other trial, 17 of 43 patients treated with Mylovenge experienced minor tumor reductions or disease stabilization lasting six months or longer. The results of these trials provide preliminary evidence that Mylovenge is safe and may be effective in treating multiple myeloma.

   We have three vaccine products, APC8024, APC80NY and APC80TR, in preclinical development for the treatment of breast, lung, colorectal and ovarian/uterine cancers. We expect to enter clinical trials in 2000 with APC8024 for the treatment of breast, ovarian and colorectal cancers. In addition, we have two antibody products in preclinical development, including Danton for the treatment of numerous blood-borne tumors, and Dantes for the treatment of autoimmune diseases.

                                    About Us

   We were incorporated in Delaware in August 1992. Our principal executive offices are located at 3005 First Avenue, Seattle, Washington 98121, and our telephone number is (206) 256-4545. Dendreon(TM), the Dendreon logo, Mylovenge(TM), Provenge(TM), Antigen Delivery Cassette(TM) and DACS(R) are trademarks of Dendreon. This prospectus also includes trademarks and tradenames of other companies.

                                  The Offering

Shares offered by Dendreon............   4,500,000 shares

Total shares outstanding after this
offering..............................  20,871,540 shares

Use of proceeds.......................  To fund clinical trials, research, preclinical and commercialization
                                        activities for our therapeutic vaccine
                                        products, to increase our dendritic
                                        cell processing and antigen
                                        manufacturing capacity and for general
                                        corporate purposes, including working
                                        capital. We may also use a portion of
                                        the net proceeds to acquire
                                        complementary technologies or products.

                                        DNDN
Nasdaq National Market symbol....

   The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2000, and includes the sale of 500,000 shares of our common stock at the initial public offering price to Kirin Brewery Co., Ltd., in a private placement concurrent with the closing of this offering. However, it does not include, as of March 31, 2000, the following:

  . 1,254,595 shares of common stock available for future issuance under our 2000 Equity Incentive Plan and 1,929,263 shares of common stock issuable on exercise of outstanding stock options;

  . 1,485,000 shares reserved for issuance under our 2000 Employee Stock
    Purchase Plan;

  . 532,543 shares of common stock issuable on exercise of outstanding warrants; and

  . up to 675,000 shares that the underwriters may purchase if they exercise their over-allotment option in full.

   Unless otherwise noted, the information in this prospectus assumes:

  . a 1.1-for-1 stock split of the common stock which was effected on June
    13, 2000;

  . the mandatory conversion of all outstanding shares of our preferred stock under the terms of our certificate of incorporation into 14,386,945 shares of common stock upon closing of this offering;

  . the filing of our amended and restated certificate of incorporation; and

  . the underwriters have not exercised their over-allotment option.

                         Summary Financial Information

   You should read the summary financial data in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The financial results for the three months ended March 31, 2000 are unaudited.

   The as adjusted balance sheet data presented below gives effect to the receipt of the net proceeds from the sale of 4,500,000 shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses, and the net proceeds from the sale of 500,000 shares of common stock to Kirin concurrent with the completion of this offering in a private placement at the public offering price.

                                                                   Three
                                                               Months Ended
                                  Year Ended December 31,        March 31,
                                 ---------------------------  ----------------
                                  1997      1998      1999     1999     2000
                                 -------  --------  --------  -------  -------
                                   (in thousands, except per share data)
Statement of Operations Data:
Total revenue..................  $   793  $    866  $  3,719  $   686  $ 1,181
Total operating expenses.......    8,184    10,957    16,332    3,865    4,905
Loss from operations...........   (7,391)  (10,091)  (12,613)  (3,179)  (3,724)
Net loss.......................   (7,163)  (10,373)  (12,518)  (3,114)  (3,662)
Net loss attributable to common
 stockholders..................   (7,163)  (10,373)  (12,803)  (3,114)  (7,772)
Basic and diluted net loss per
 common share..................   (21.37)   (16.48)   (13.54)   (4.39)   (6.10)
Shares used in computation of
 basic and diluted net loss per
 common share..................      335       630       946      709    1,275
Pro forma basic and diluted net
 loss per share................                     $  (1.07)          $ (0.51)
Shares used in computation of
 pro forma basic and diluted
 net loss per share (1)........                       11,963            15,306

                                                                March 31, 2000
                                                             -------------------
                                                             Actual  As Adjusted
                                                             ------- -----------
                                                               (in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments........... $14,265   $59,615
Working capital.............................................  10,020    55,753
Total assets................................................  18,965    64,698
Long-term obligations, less current portion.................   2,495     2,495
Total stockholders' equity..................................   6,790    52,140

--------
(1) See Note 8 of notes to financial statements for an explanation of the determination of the number of shares used in computing pro forma net loss per share.

                                 RISK FACTORS

   You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, before purchasing shares of our common stock. Each of these risks could harm our business, operating results and financial condition, as well as decrease the value of an investment in our common stock. This investment involves a high degree of risk.

   Risks Related To Our Business

   We have a history of operating losses; we expect to continue to incur losses and we may never be profitable.

   As of March 31, 2000, we had an accumulated deficit of $55.2 million. These losses have resulted principally from costs incurred in our research and development programs and from our general and administrative costs. We have derived no significant revenues from product sales or royalties. We do not expect to achieve significant product sales or royalty revenue for a number of years, and are not able to predict when we might do so. We expect to incur additional operating losses in the future. These losses may increase significantly as we expand development and clinical trial efforts.

   Our ability to achieve long-term profitability is dependent upon obtaining regulatory approvals for our products and successfully commercializing our products alone or with third parties. However, our operations may not be profitable even if any of our products under development are commercialized.

   We may require additional funding, and our future access to capital is uncertain.

   It is expensive to develop cancer vaccines and conduct clinical trials for vaccines. We plan to continue to simultaneously conduct clinical trials and preclinical research for many different cancer and autoimmune disease vaccines, which is costly. Our future revenues may not be sufficient to support the expenses of our operations and the conduct of our clinical trials and preclinical research. We will need to raise additional capital:

  .  to fund operations;

  .  to continue the research and development of our therapeutic vaccines;
     and

  .  to commercialize our vaccines.

   We believe that the net proceeds of this offering, together with the proceeds from the sale of our common stock in a private placement concurrent with this offering, our cash on hand and cash generated from our collaborative arrangements will be sufficient to meet our projected operating and capital requirements for at least the next 24 months. However, we may need additional financing within this timeframe depending on a number of factors, including the following:

  .  our degree of success in commercializing cancer vaccine products;

  .  the amount of milestone payments we receive from our collaborators;

  . the rate of progress and cost of our research and development and clinical trial activities;

  . the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights;

  . emergence of competing technologies and other adverse market developments;

  . changes in or terminations of our existing collaboration and licensing arrangements; and

  . the cost of manufacturing scale-up and development of marketing operations, if we undertake those activities.

   We may not be able to obtain additional financing on favorable terms or at all. If we are unable to raise additional funds when we need them, we may be required to delay, reduce or eliminate some or all of our development programs and some or all of our clinical trials. We also may be forced to license technologies to others that we would prefer to develop internally. If we raise additional funds by issuing equity securities, further dilution to stockholders may result, and new investors could have rights superior to holders of shares issued in this offering.

   We are subject to extensive regulation, which can be costly, time consuming and subject us to unanticipated delays; even if we obtain regulatory approval for some of our products, those products may still face regulatory difficulties.

   All of our potential products, cell processing and manufacturing activities, are subject to comprehensive regulation by the FDA in the United States and by comparable authorities in other countries. The process of obtaining FDA and other required regulatory approvals, including foreign approvals, is expensive and often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Provenge, Mylovenge and our other products are novel; therefore, regulatory agencies lack experience with them which may lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of Provenge, Mylovenge and our other products. No cancer vaccine using dendritic cell technologies has been approved for marketing. Consequently, there is no precedent for the successful commercialization of products based on our technologies. In addition, we have had only limited experience in filing and pursuing applications necessary to gain regulatory approvals, which may impede our ability to obtain timely FDA approvals, if at all. We have not yet sought FDA approval for any vaccine product. We will not be able to commercialize any of our potential products until we obtain FDA approval, and so any delay in obtaining, or inability to obtain, FDA approval would harm our business.

   If we violate regulatory requirements at any stage, whether before or after marketing approval is obtained, we may be fined, forced to remove a product from the market and experience other adverse consequences including delay, which could materially harm our financial results. Additionally, we may not be able to obtain the labeling claims necessary or desirable for the promotion of our products. We may also be required to undertake post-marketing trials. In addition, if we or others identify side effects after any of our vaccines are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our vaccines, additional clinical trials, changes in labeling of our vaccines, and additional marketing applications may be required.

  This application must become effective before human clinical trials may commence. The investigational new drug application is automatically effective 30 days after receipt by the FDA, unless before that time the FDA requests an extension to review the application, or raises concerns or questions about the conduct of the trials as outlined in the application. In the latter case, the sponsor of the application and the FDA must resolve any outstanding concerns before clinical trials can proceed. However, the submission of an investigational new drug application may not result in the FDA authorizing us to commence clinical trials in any given case.

   Preclinical studies involve laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of the product. The FDA regulates preclinical studies under a series of regulations called the current Good Laboratory Practices regulations. If the sponsor violates these regulations the FDA, in some cases, may invalidate the studies and require that the sponsor replicate those studies.

   We may take longer to complete our clinical trials than we project, or we may not be able to complete them at all.

   Although for planning purposes we project the commencement, continuation and completion of our clinical trials, a number of factors, including scheduling conflicts with participating clinicians and clinical institutions, and difficulties in identifying and enrolling patients who meet trial eligibility criteria, may cause significant delays. We may not commence or complete clinical trials involving any of our products as projected or may not conduct them successfully.

   We rely on academic institutions or clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our products. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. If we fail to commence or complete, or experience delays in, any of our planned clinical trials, our stock price and our ability to conduct our business as currently planned could be harmed.

   If testing of a particular product does not yield successful results, then we will be unable to commercialize that product.

   Our research and development programs are at an early stage. We must demonstrate our products' safety and efficacy in humans through extensive preclinical and clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including the following:

  . safety and efficacy results attained in early human clinical trials, as in our prostate cancer and multiple myeloma trials, may not be indicative of results that are obtained in later clinical trials;

  . the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

  . after reviewing test results, we or our collaborators may abandon projects that we might previously have believed to be promising;

  . we, our collaborators or regulators, may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks; and

  . the effects our potential products have may not be the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved.

   Clinical testing is very expensive, can take many years, and the outcome is uncertain. A minimum of 18 months will elapse before we learn the results of our prostate cancer vaccine trial. The data collected from our clinical trials may not be sufficient to support approval by the FDA of Provenge, our prostate cancer vaccine, or any of our other vaccine products. The clinical trials of Provenge, Mylovenge, our multiple myeloma vaccine, and our other products under development may not be completed on schedule and the FDA may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and efficacy of a cancer vaccine under development, this would delay or prevent regulatory approval of the vaccine, which could prevent us from achieving profitability.

   We rely on third parties to perform a variety of functions and have limited manufacturing and cell processing capabilities, which could limit our ability to commercialize our products.

   We rely in part on collaborators and other third parties to perform for us or assist us with a variety of important functions, including research and development, manufacturing and clinical trials management. We also license technology from others to enhance or supplement our technologies. We have never manufactured our cancer vaccines and other products on a commercial scale, and we may not be able to manufacture our products at a cost or in quantities necessary to make them commercially viable. We intend to rely on third party contract manufacturers to produce large quantities of materials needed for clinical trials and product commercialization. Third party manufacturers may not be able to meet our needs with respect to timing, quantity or quality. If we are unable to contract for a sufficient supply of needed materials on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our clinical testing may be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of our products. Any such delay may lower our revenues and potential profitability.

   Moreover, we and any third-party manufacturers that we may use must continually adhere to current Good Manufacturing Practices, or cGMP, regulations enforced by the FDA through its facilities inspection program.

If our facilities or the facilities of these manufacturers cannot pass a pre-approval plant inspection, the FDA premarket approval of our vaccines will not be granted. In complying with cGMP and foreign regulatory requirements, we and any of our third-party manufacturers will be obligated to expend time, money and effort in production, record-keeping and quality control to assure that our products meet applicable specifications and other requirements. If we or any of our third-party manufacturers fail to comply with these requirements, we may be subject to regulatory action.

   We have constructed two facilities for cell processing, the manufacture of antigens and final formulation of our cancer vaccines. We also use three, third-party cell processing centers. These five facilities may not be sufficient to meet our initial needs for our prostate and multiple myeloma clinical trials. Additionally, if we decide to manufacture our products in commercial quantities ourselves, we will require substantial additional funds and will be required to hire and train significant numbers of employees, construct additional facilities and comply with applicable regulations for these facilities, which are extensive. We may not be able to develop production facilities that both meet regulatory requirements and are sufficient for all clinical trials or commercial use.

   If we lose or are unable to secure collaborators, or if our collaborators, including Kirin, do not apply adequate resources to their collaboration with us, our product development and potential for profitability may suffer.

   We intend to enter into collaborations for one or more of the research, development, manufacturing, marketing and other commercialization activities relating to some of our products under development. We have entered into a collaboration with Kirin relating to the development and commercialization of our products based on our dendritic cell technologies in Asia. As our collaborator, Kirin funds testing, makes regulatory filings and may manufacture and market our products in Asia. The amount and timing of resources applied by Kirin or other potential collaborators to our joint efforts are not within our control.

   If any collaborator breaches or terminates its agreement with us, or fails to conduct its collaborative activities in a timely manner, the commercialization of our products under development could be slowed down or blocked completely. It is possible that Kirin or other potential collaborators will change their strategic focus, pursue alternative technologies or develop alternative products, either on their own or in collaboration with others, as a means for developing treatments for the diseases targeted by our collaborative programs. The effectiveness of our collaborators in marketing our products will also affect our revenues and earnings.

   Our collaborations with Kirin may not continue or be successful and we may not receive any further research funding, milestone or royalty payments. We intend to continue to enter into new collaborative agreements in the future. However, we may not be able to successfully negotiate any additional collaborative arrangements. If established, these relationships may not be scientifically or commercially successful. Any additional collaborations would likely subject us to some or all of the risks described above with respect to our collaboration with Kirin. Disputes may arise between us and Kirin, and other potential collaborators, as to a variety of matters, including financial or other obligations under our agreements. These disputes may be both expensive and time-consuming and may result in delays in the development and commercialization of products.

   We are dependent on single-source vendors for some of our components.

   We currently depend on single-source vendors for some components of our cell separation devices and buoyant density solution, including sterilization and packaging. There are, in general, relatively few alternative sources of supply for these products. While these vendors have produced our products with acceptable quality, quantity and cost in the past, they may be unable or unwilling to meet our future demands. Establishing additional or replacement suppliers for these products could take a substantial amount of time. If we have to switch to a replacement vendor, the manufacture and delivery of our products could be interrupted for an extended period.

   If we are unable to protect our proprietary rights, we may not be able to compete effectively or operate profitably.

   Our success is dependent in part on obtaining, maintaining and enforcing our patents and other proprietary rights and our ability to avoid infringing the proprietary rights of others. Patent law relating to the scope of claims in the biotechnology field in which we operate is still evolving and, consequently, patent positions in our industry may not be as strong as in other more well-established fields. Accordingly, the United States Patent and Trademark Office may not issue patents from the patent applications owned by or licensed to us. If issued, the patents may not give us an advantage over competitors with similar technology.

   We own 55 patents or have licenses to additional patents. However, the issuance of a patent is not conclusive as to its validity or enforceability and it is uncertain how much protection, if any, will be given to our patents if we attempt to enforce them and they are challenged in court or in other proceedings, such as oppositions, which may be brought in foreign jurisdictions to challenge the validity of a patent. A third party may challenge the validity or enforceability of a patent after its issuance by the Patent Office. It is possible that a competitor may successfully challenge our patents or that a challenge will result in limiting their coverage. Moreover, the cost of litigation to uphold the validity of patents and to prevent infringement can be substantial. If the outcome of litigation is adverse to us, third parties may be able to use our patented invention without payment to us. Moreover, it is possible that competitors may infringe our patents or successfully avoid them through design innovation. To stop these activities we may need to file a lawsuit. These lawsuits are expensive and would consume time and other resources, even if we were successful in stopping the violation of our patent rights. In addition, there is a risk that a court would decide that our patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of our patents were upheld, a court would refuse to stop the other party on the ground that its activities are not covered by, that is, do not infringe, our patents.

   In addition to the intellectual property rights described above, we also rely on unpatented technology, trade secrets and confidential information. Therefore, others may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We may not be able to effectively protect our rights in unpatented technology, trade secrets and confidential information. We require each of our employees, consultants and advisors to execute a confidentiality agreement at the commencement of an employment or consulting relationship with us. However, these agreements may not provide effective protection of our information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

   The use of our technologies could potentially conflict with the rights of others.

   Our competitors or others may have or acquire patent rights that they could enforce against us. If they do so, then we may be required to alter our products, pay licensing fees or cease activities. If our products conflict with patent rights of others, third parties could bring legal actions against us claiming damages and seeking to enjoin manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. We may not prevail in any legal action and a required license under the patent may not be available on acceptable terms or at all.

   We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

   The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial. Some of our competitors may be better able to sustain the costs of complex patent litigation because they have substantially greater resources. If there is litigation against us, we may not be able to continue our operations.

   Should third parties file patent applications, or be issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the United States Patent and Trademark Office to determine priority of invention. We may be required to participate in interference proceedings involving our issued patents and pending applications. We may be required to cease using the technology or to license rights from prevailing third parties as a result of an infavorable outcome in an interference proceeding. A prevailing party in that case may not offer us a license on commercially acceptable terms.

   We are exposed to potential product liability claims, and insurance against these claims may not be available to us at a reasonable rate in the future.

   Our business exposes us to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. We have clinical trial coverage and we intend to obtain product liability coverage in the future. However, insurance coverage may not be available to us at an acceptable cost, if at all. We may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise. Regardless of merit or eventual outcome, product liability claims may result in decreased demand for a product, injury to our reputation, withdrawal of clinical trial volunteers and loss of revenues. Thus, whether or not we are insured, a product liability claim or product recall may result in losses that could be material.

   Competition in our industry is intense and many of our competitors have substantially greater managerial resources than we have.

   Competition in the cancer vaccine, infectious disease, autoimmune disease and allergy fields is intense and is accentuated by the rapid pace of technological development. Research and discoveries by others may result in breakthroughs which may render our products obsolete even before they generate any revenue. There are products currently under development by others that could compete with the products that we are developing. Many of our competitors have substantially greater research and development capabilities and manufacturing, marketing, financial and managerial resources than we do. Our competitors may:

  . develop safer or more effective immunotherapeutics and other therapeutic products;

  . reach the market more rapidly, reducing the potential sales of our products; or

  .  establish superior proprietary positions.

   We understand that companies, including AVI Biopharma, Inc., Cell Genesys, Inc., NW Biotherapeutics, Inc. and Vical Incorporated may be developing prostate cancer vaccines that could potentially compete with Provenge, if Provenge is successfully developed. These competitors may succeed in developing and marketing cancer vaccines that are more effective than or marketed before Provenge.

   We anticipate that we will face increased competition in the future as new companies enter our markets and as scientific developments surrounding immunotherapy and other cancer therapies continue to accelerate. If our products receive marketing approval but cannot compete effectively in the marketplace, our profitability and financial position would suffer.

   We must expand our operations to commercialize our products, which we may not be able to do.

   We will need to expand and effectively manage our operations and facilities to successfully pursue and complete future research, development and commercialization efforts. To grow we will need to add personnel and expand our capabilities, which may strain our existing managerial, operational, financial and other resources. To compete effectively and manage our growth, we must:

  . train, manage and motivate a growing employee base;

  . accurately forecast demand for our products; and

  . expand existing operational, financial and management information systems.

   If we fail to manage our growth effectively, our product development and commercialization efforts could be curtailed or delayed.

   If we lose key management and scientific personnel or cannot recruit qualified employees, our product development programs and our research and development efforts will be harmed.

   Our success depends, to a significant extent, upon the efforts and abilities of Christopher S. Henney, Ph.D., D.Sc., our President and Chief Executive Officer, and David L. Urdal, Ph.D., our Executive Vice President and Chief Scientific Officer, and other members of senior management. The loss of the services of one or more of our key employees would delay our product development programs and our research and development efforts. We do not maintain key person life insurance on any of our officers, employees or consultants.

   Competition for qualified employees among companies in the biotechnology and biopharmaceutical industry is intense. Our future success depends upon our ability to attract, retain and motivate highly skilled employees. In order to commercialize our products successfully, we may be required to expand substantially our workforce, particularly in the areas of manufacturing, clinical trials management, regulatory affairs, business development and sales and marketing. These activities will require the addition of new personnel, including management, and the development of additional expertise by existing management personnel.

   Risks Relating To This Offering

   Market volatility may affect our stock price and the value of your investment may be subject to sudden decreases.

   The trading price for our common stock may be highly volatile. As a result, you may not be able to resell your shares at or above the initial public offering price. The price at which our common stock will trade depends upon a number of factors, including our historical and anticipated operating results and general market and economic conditions, some of which are beyond our control. Factors such as fluctuations in our financial and operating results, the results of preclinical and clinical trials, announcements of technological innovations or new commercial products by us or our competitors, developments concerning proprietary rights and publicity regarding actual or potential performance of products under development by us or our competitors could also cause the market price of our common stock to fluctuate substantially. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may lower the market price of our common stock. Moreover, during periods of stock market price volatility, share prices of many biotechnology companies have often fluctuated in a manner not necessarily related to the companies' operating performance. Accordingly, our common stock may be subject to greater price volatility than the stock market as a whole.

   Future sales of our common or preferred stock may lower the market price of our common stock.

   Sales of a substantial number of shares of our common stock or preferred stock in the public market following this offering or the perception that such sales could occur could cause the market price of our common stock to decline or limit our future ability to raise capital through an offering of equity securities. The number of shares of common stock available for sale by our existing stockholders in the public market is limited by restrictions under federal securities law and under lock-up agreements that our stockholders have entered into with the underwriters and with us. Our officers, directors and substantially all of our stockholders have entered into lock-up agreements pursuant to which they have agreed not to offer or sell any shares of common stock or any securities convertible into or exchangeable or exercisable for any shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Prudential Securities Incorporated on behalf of the underwriters. Prudential Securities Incorporated may, at any time and without notice waive any of the terms of these lock-up agreements.

   The following table indicates approximately when the shares of our common stock that are not being sold in the offering but which were outstanding as of March 31, 2000 will be eligible for sale into the public market, except for 174,311 shares eligible for resale on the date of this prospectus:

   Number of Shares Date of Eligibility for Resale into Public Market
   ---------------- -------------------------------------------------
      14,564,749    180 days after the date of this prospectus due to lock-up
                    agreements entered into with Prudential Securities
                    Incorporated by holders of 14,474,118 shares or 180 days
                    after the effective date of the registration statement due to agreements entered into with us by holders of 90,631
                    shares.

       1,132,480    Between 180 and 365 days after the date of this prospectus due to requirements of the federal securities laws.

   If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

   You will experience an immediate and substantial dilution of $7.50 per share in the net tangible book value per share of our common stock relative to the initial public offering price. After giving effect to this offering and the concurrent private placement, our pro forma net tangible book value as of March 31, 2000, would have been $2.50 per share. In addition, this dilution will be increased to the extent that holders of outstanding options and warrants to purchase our common stock at prices below our net tangible book value per share after this offering exercise such options or warrants.

   Anti-takeover provisions in our charter documents and under Delaware could make an acquisition of us, which may be beneficial to our stockholders, more difficult.

   Provisions of our certificate of incorporation and bylaws will make it more difficult for a third party to acquire us on terms not approved by our board of directors and may have the effect of deterring hostile takeover attempts. For example, our certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of preferred stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could reduce the voting power of the holders of our common stock and the likelihood that common stockholders will receive payments upon liquidation. We are also subject to provisions of Delaware law that could have the effect of delaying, deferring or preventing a change in control of our company. One of these provisions prevents us from engaging in a business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder, unless specified conditions are satisfied. These and other impediments to a third-party acquisition or change of control could limit the price investors are willing to pay in the future for shares of our common stock.

   Executive officers, directors and principal stockholders will continue to have substantial control over us after the offering, which could delay or prevent a change in our corporate control favored by our other stockholders.

   Following this offering, executive officers, directors and principal stockholders will beneficially own 47.0% of our outstanding common stock or 45.6% if the underwriters' over-allotment option is exercised in full, or more if they purchase shares in this offering. Accordingly, these stockholders, individually and as a group, may be able to control us and direct our officers and business, including any determination with respect to a change in control, future issuances of our common stock or other securities, declarations of dividends on the common stock and the election of our board of directors.

                           FORWARD-LOOKING STATEMENTS

   This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements involve risks and uncertainties. There are important factors that could cause actual results to be substantially different from the results expressed or implied by these forward-looking statements, including, among other things:

  . general economic and business conditions, both nationally and in our markets;

  . our expectations and estimates concerning future financial performance and financing plans;

  . the impact of competition and technological change;

  . our relationships with our corporate collaborators;

  . our ability to enter into future collaboration agreements;

  . our ability to achieve positive results in clinical trials;

  . our ability to develop safe and efficacious vaccines;

  . anticipated trends in our business;

  . existing and future regulations affecting our business; and

  . other risk factors set forth under "Risk Factors" in this prospectus.

   In addition, in this prospectus, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to Dendreon, our business or our management, are intended to identify forward-looking statements. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

   While the provisions of Section 27A of the Securities Act, including the protections provided by Section 27A to persons making forward-looking statements, do not apply to forward-looking statements in this document, this caution is intended to highlight the uncertainties and assumptions found in discussions of future events and trends.

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                                USE OF PROCEEDS

   Our net proceeds from the sale of common stock in this offering will be approximately $40.4 million, or $46.6 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and estimated offering expenses.

   We intend to use the net proceeds of this offering, together with the $5.0 million to be received from Kirin's investment in our common stock, to fund clinical trials, research, preclinical and commercialization activities for our therapeutic vaccines, to increase our dendritic cell processing or antigen manufacturing capacity and for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire complementary technologies or products. We have not determined the amount of net proceeds that we will use for each of these purposes.

   We have discussions on an ongoing basis regarding potential acquisitions and licensing opportunities that are complementary to our business. Although we may use a portion of the net proceeds for this purpose, we currently have no agreements or commitments in this regard. We reserve the right, at the sole discretion of our board of directors, to reallocate our use of proceeds in response to these and other factors.

   Pending such uses, we may invest the net proceeds temporarily in short-term, investment-grade, interest-bearing securities or guaranteed obligations of United States government.

                                DIVIDEND POLICY

   We have not declared or paid and do not anticipate declaring or paying any dividends on our common stock in the foreseeable future. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, result of operations, contractual restrictions, capital requirements, business prospects, and any other factors our board of directors deems relevant.

                                    DILUTION

   Purchasers of our common stock in this offering will experience immediate and substantial dilution in the pro forma net tangible book value of our common stock from the initial public offering price. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our shares of common stock outstanding and assumes the conversion of all outstanding shares of preferred stock into 14,386,945 shares of common stock effective immediately prior to the closing of this offering. As of March 31, 2000, we had a pro forma net tangible book value of $6.8 million, or $0.43 per share of common stock. After giving effect to the sale of 4,500,000 shares of common stock offered by us at the initial public offering price of $10.00 per share and after the deduction of underwriting discounts and commissions and estimated offering expenses payable by us, and to the sale of 500,000 shares of common stock to Kirin at the initial public offering price, in a private placement concurrent with the completion of this offering, our pro forma net tangible book value as of March 31, 2000 would have been $52.1 million, or $2.50 per share. This represents an immediate increase in the pro forma net tangible book value of $2.07 per share to existing stockholders and an immediate and substantial dilution of $7.50 per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:

   Initial public offering price.................................       $10.00
                                                                        ------
     Pro forma net tangible book value as of March 31, 2000...... $0.43
     Increase attributable to new investors in the offering and the concurrent private placement ..........................  2.07
                                                                  -----
   Pro forma net tangible book value after this offering and the
    concurrent private placement.................................         2.50
                                                                        ------
   Dilution in pro forma net tangible book value to new
    investors....................................................       $ 7.50
                                                                        ======

   The following table summarizes, on a pro forma basis as of March 31, 2000, the differences between existing stockholders, Kirin's investment in the concurrent private placement, and new investors in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average consideration paid per share, before the deduction of underwriting discounts and commissions and estimated offering expenses payable by us:

                               Shares Purchased  Total Consideration   Average
                              ------------------ --------------------   Price
                                Number   Percent    Amount    Percent Per Share
                              ---------- ------- ------------ ------- ---------
Existing stockholders........ 15,871,540    76%  $ 59,150,000    54%   $ 3.73
Kirin Brewery Co., Ltd. .....    500,000     2      5,000,000     5     10.00
New investors................  4,500,000    22     45,000,000    41     10.00
                              ----------   ---   ------------   ---
  Total...................... 20,871,540   100%  $109,150,000   100%
                              ==========   ===   ============   ===

   This discussion and tables above are as of March 31, 2000 and exclude:

  . 1,929,263 shares of common stock issuable on exercise of outstanding stock options at a weighted average exercise price of $1.04 per share; and

  . 532,543 shares of common stock issuable on exercise of warrants at a weighted average exercise price of $3.72 per share.

   The issuance of common stock in connection with the exercise of these options and warrants will result in further dilution to new investors. See "Management--Employee Benefit Plans" and Note 6 of the notes to financial statements.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of March 31, 2000:

  .  on an actual basis;

  . on a pro forma basis to reflect the conversion of all outstanding shares of convertible preferred stock into 14,386,945 shares of common stock and the change in the authorized number of shares upon the completion of this offering; and

  . on a pro forma as adjusted basis to reflect the receipt of the net proceeds from the sale of 4,500,000 shares of common stock in this offering, after deducting underwriting discounts and commissions and our estimated offering expenses, and the sale of 500,000 shares of common stock to Kirin, at the initial public offering price, in a private placement concurrent with the completion of this offering.

                                                        March 31, 2000
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  As Adjusted
                                                --------  ---------  -----------
                                                        (in thousands)
Cash, cash equivalents and short-term
 investments................................... $ 14,265  $ 14,265    $ 59,615
                                                ========  ========    ========
Long-term obligations, less current portion.... $  2,495  $  2,495    $  2,495
Stockholders' equity:
  Preferred stock, $.001 par value, 13,722,936
   shares authorized, actual; 10,000,000 shares
   authorized pro forma and pro forma as
   adjusted; 13,079,077 shares issued and
   outstanding, actual; no shares issued or
   outstanding, pro forma and pro forma as
   adjusted....................................       13       --          --
  Common stock, $.001 par value, 19,910,000
   shares authorized, actual; 80,000,000 shares
   authorized pro forma and pro forma as
   adjusted; 1,484,595 shares issued and
   outstanding, actual; 15,871,540 shares
   issued and outstanding, pro forma;
   20,871,540 shares issued and outstanding,
   pro forma as adjusted.......................        1        16          21
  Additional paid-in capital...................   65,898    65,896     111,241
  Deferred stock-based compensation............   (3,893)   (3,893)     (3,893)
  Accumulated deficit..........................  (55,229)  (55,229)    (55,229)
                                                --------  --------    --------
Total stockholders' equity.....................    6,790     6,790      52,140
                                                --------  --------    --------
Total capitalization........................... $  9,285  $  9,285    $ 54,635
                                                ========  ========    ========

   The outstanding share information in the table is as of March 31, 2000 and excludes:

  . 1,254,595 shares of common stock available for future issuance under our equity incentive plans and 1,929,263 shares of common stock issuable on exercise of outstanding stock options at a weighted average exercise price of $1.04 per share;

  . 1,485,000 shares reserved for issuance under our 2000 Employee Stock Purchase Plan; and

  . 532,543 shares of common stock issuable on exercise of warrants at a weighted average exercise price of $3.72 per share.

                            SELECTED FINANCIAL DATA

   You should read the selected financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes appearing elsewhere in this prospectus. The statement of operations data set forth below for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 have been derived from our audited financial statements included elsewhere in this prospectus, which have been audited by Ernst & Young LLP, independent auditors. The statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 have been derived from our audited financial statements not included in this prospectus, which have been audited by Ernst & Young LLP, independent auditors. The statement of operations data for the three months ended March 31, 1999 and 2000 and the balance sheet data as of March 31, 2000 have been derived from unaudited financial statements included in this prospectus. The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information contained in them. The historical results do not necessarily indicate the results you should expect in any future period and the results in interim periods are not necessarily indicative of results that may be expected for the entire year.

                                                                          Three Months
                                                                              Ended
                                   Year Ended December 31,                  March 31,
                          ---------------------------------------------  ----------------
                           1995     1996     1997      1998      1999     1999     2000
                          -------  -------  -------  --------  --------  -------  -------
                                    (in thousands, except per share data)
Statement of Operations
 Data:
Total revenue...........  $   641  $   474  $   793  $    866  $  3,719  $   686  $ 1,181
Operating expenses:
  Research and
   development..........    4,082    5,093    5,290     8,064    10,222    2,615    3,519
  General and
   administrative.......    1,749    2,209    2,894     2,893     6,110    1,250    1,386
                          -------  -------  -------  --------  --------  -------  -------
Total operating
 expenses...............    5,831    7,302    8,184    10,957    16,332    3,865    4,905
                          -------  -------  -------  --------  --------  -------  -------
Loss from operations....   (5,190)  (6,828)  (7,391)  (10,091)  (12,613)  (3,179)  (3,724)
Interest income.........       17      226      267       361       414       90      218
Interest expense........     (898)    (114)     (47)      (41)     (351)     (25)    (156)
Other income (loss),
 net....................      --       --         8        (2)       32      --       --
                          -------  -------  -------  --------  --------  -------  -------
Interest and other
 income (expense), net..     (881)     112      228       318        95       65       62
                          -------  -------  -------  --------  --------  -------  -------
Loss before income
 taxes..................   (6,071)  (6,716)  (7,163)   (9,773)  (12,518)  (3,114)  (3,662)
Provision for income
 taxes..................      --       --       --        600       --       --       --
                          -------  -------  -------  --------  --------  -------  -------
Net loss................   (6,071)  (6,716)  (7,163)  (10,373)  (12,518)  (3,114)  (3,662)
Deemed dividend upon
 issuance of convertible
 preferred stock........      --       --       --        --       (285)     --    (4,110)
                          -------  -------  -------  --------  --------  -------  -------
Net loss attributable to
 common stockholders....  $(6,071) $(6,716) $(7,163) $(10,373) $(12,803) $(3,114) $(7,772)
                          =======  =======  =======  ========  ========  =======  =======
Basic and diluted net
 loss per common share..  $(58.03) $(58.47) $(21.37) $ (16.48) $ (13.54) $ (4.39) $ (6.10)
                          =======  =======  =======  ========  ========  =======  =======
Shares used in
 computation of basic
 and diluted net loss
 per common share.......      105      115      335       630       946      709    1,275
                          =======  =======  =======  ========  ========  =======  =======
Pro forma basic and
 diluted net loss per
 share..................                                       $  (1.07)          $ (0.51)
                                                               ========           =======
Pro forma shares used in
 computation of basic
 and diluted net loss
 per share (1)..........                                         11,963            15,306
                                                               ========           =======

                                          December 31,
                              -------------------------------------- March 31,
                               1995     1996   1997   1998    1999     2000
                              -------  ------ ------ ------- ------- ---------
                                              (in thousands)
Balance Sheet Data:
Cash, cash equivalents and
 short-term investments...... $   116  $3,397 $8,223 $ 9,930 $13,813  $14,265
Working capital..............  (4,711)  2,692  7,471   6,465   9,738   10,020
Total assets.................   1,429   4,840  9,910  12,038  17,375   18,965
Long-term obligations, less
 current portion.............     496     171    --      531   2,799    2,495
Total stockholders' equity
 (deficit)...................  (4,209)  3,598  8,306   2,779   5,569    6,790

-------
(1) See Note 8 of notes to financial statements for an explanation of the determination of the number of shares used in computing pro forma net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion and analysis in conjunction with the "Selected Financial Data" and the accompanying financial statements and the related notes appearing elsewhere in this prospectus.

Overview

   Since our inception in 1992, our activities have primarily been associated with the development and testing of our cancer vaccines. Our business activities have included:

  .  product research and development;

  .  development of our proprietary cell separation technology;

  .  development of our proprietary Antigen Delivery Cassette technology;

  .  regulatory and clinical affairs;

  .  establishing manufacturing capabilities; and

  .  intellectual property prosecution.

   We have incurred significant losses since our inception. As of March 31, 2000, our accumulated deficit was $55.2 million. We have recognized revenues of $7.7 million since inception. We have incurred net losses since inception as a result of research and development and general and administrative expenses in support of our operations. We anticipate incurring net losses over at least the next several years as we complete our clinical trials, apply for regulatory approvals, continue development of our technology and expand our operations.

   Kirin is our collaborator for the marketing and development of our vaccines in Asia. Under our agreements with Kirin, we have received $8.5 million in license fees, option fees and funding to support our collaborative research efforts, of which we have recognized $4.0 million through March 31, 2000.

Results of Operations

 Three Months Ended March 31, 2000 and 1999

   Revenue. Revenue increased approximately 72%, from $686,000 for the three months ended March 31, 1999 to $1.2 million for the three months ended March 31, 2000. Revenue for the three months ended March 31, 1999 consisted of $662,000 from collaborative and license agreements and $24,000 from grant revenue. Revenue for the three months ended March 31, 2000 consisted of $978,000 from collaborative and license agreements and $203,000 from grant revenue. The period over period increase was primarily due to $338,000 recognized as revenue from Kirin under a research and development agreement we entered into with Kirin in 1999 and $179,000 of increased grant revenue.

   Research and Development Expenses. Research and development expenses increased approximately 35%, from $2.6 million for the three months ended March 31, 1999 to $3.5 million for the three months ended March 31, 2000. The increase of $904,000 in research and development expenses resulted primarily from a $504,000 increase in supplies, $244,000 in non-cash stock-based compensation, and $161,000 in product development costs. Our research and development expenses consist primarily of salaries and other personnel related costs, product development expenses, facility costs, supplies and depreciation.

   General and Administrative Expenses. General and administrative expenses increased approximately 11%, from $1.3 million for the three months ended March 31, 1999 to $1.4 million for the three months ended March 31, 2000. The increase in general and administrative expenses was due primarily to a $159,000 increase in non-cash based stock compensation. Our general and administrative expenses consist primarily of personnel costs for finance, human resources, business development, legal, facilities, information technologies and general management, as well as facility costs and professional fees, such as legal and accounting.

   Interest Income. Interest income increased approximately 142%, from $90,000 for the three months ended March 31, 1999 to $218,000 for the three months ended March 31, 2000. This was attributable to higher average balances of cash, cash equivalents and short-term investments.

   Interest Expense. Interest expense increased approximately 524%, from $25,000 for the three months ended March 31, 1999 to $156,000 for the three months ended March 31, 2000. This was attributable to interest expense associated with a loan we obtained in June 1999.

 Years Ended December 31, 1999 and 1998

   Revenue. Revenue increased approximately 329%, from $866,000 in 1998 to $3.7 million in 1999. Revenue in 1998 consisted of $629,000 from collaborative and license agreements and $237,000 of grant revenue. The year to year increase was primarily due to a $3.1 million increase in revenue related to agreements we entered into with Kirin. Revenue in 1999 consisted of $3.5 million from collaborative and license agreements and $261,000 of grant revenue.

   Research and Development Expenses. Research and development expenses increased approximately 27%, from $8.1 million in 1998 to $10.2 million in 1999. Of the $2.1 million increase in research and development expenses from 1998 to 1999, $1.9 million was due to facilities and depreciation expense, $354,000 was due to non-cash stock-based compensation, $280,000 was due to supplies and $112,000 was due to product development expenses, including fees paid to third parties associated with conducting clinical trials offset by a decrease in salaries and personnel related costs of $469,000.

   General and Administrative Expenses. General and administrative expenses increased approximately 111%, from $2.9 million in 1998 to $6.1 million in 1999. Of the $3.2 million increase in general and administrative expenses from 1998 to 1999, $1.3 million was due to facilities and depreciation expenses, $1.1 million was due to salaries and other personnel related expenses, $523,000 was due to professional fees and $341,000 was due to non-cash based stock compensation.

   Interest Income. Interest income increased approximately 15%, from $361,000 in 1998 to $414,000 in 1999. This was attributable to higher average balances of cash, cash equivalents and short-term investments.

   Interest Expense. Interest expense increased approximately 756%, from $41,000 in 1998 to $351,000 in 1999. This was attributable to interest expense associated with a loan we obtained in June 1999.

   Income Tax Expense. Income tax expense was $600,000 in 1998 and relates to a withholding tax assessed by Japan on certain payments received from Kirin. Due to operating losses and the inability to recognize the benefits therefrom, there was no provision for income taxes in 1999.

 Years Ended December 31, 1998 and 1997

   Revenue. Revenue increased approximately 9% from $793,000 in 1997 to $866,000 in 1998. This increase was due to $100,000 in revenue related to the collaborative license agreement entered into with Kirin in 1998.

   Research and Development Expenses. Research and development expenses increased approximately 52%, from $5.3 million in 1997 to $8.1 million in 1998. Of the $2.8 million increase in research and development expenses from 1997 to 1998, $1.8 million was due to salaries and other personnel related costs, $429,000 was due to product development expenses, including fees paid to third parties associated with conducting clinical trials, $110,000 was due facilities and depreciation expenses and $97,000 was due to non-cash stock-based compensation.

   General and Administrative Expenses. General and administrative expenses were $2.9 million in 1997 and 1998.

   Interest Income. Interest income increased approximately 35%, from $267,000 in 1997 to $361,000 in 1998. This was attributable to higher average balances of cash, cash equivalents and short-term investments.

   Interest Expense. Interest expense decreased approximately 13%, from $47,000 in 1997 to $41,000 in 1998.

   Income Tax Expense. Income tax expense was $600,000 in 1998 and relates to a withholding tax assessed by Japan on certain payments received from Kirin. Due to operating losses and the inability to recognize the benefits therefrom, there was no provision for income taxes in 1999.

Revenue Recognition

   We recognize revenue from research and development collaboration agreements as earned upon achievement of the performance requirements of the agreements. Payments that are received related to future performance are deferred and recognized as revenue as the performance requirements are achieved. We defer non-refundable, upfront payments received in connection with collaborative research and development agreements and recognize them on a straight-line basis over the relevant periods specified in the agreement, generally the research term. We recognize revenue related to grant agreements as we incur related research and development expenses. As of March 31, 2000, we had deferred revenues of approximately $5.6 million.

Net Operating Loss Carryforwards

   At December 31, 1999, we had net operating loss carryforwards of approximately $28.5 million to offset any future federal and state taxable income. If not utilized, the tax net operating loss carryforwards will expire at various dates beginning in 2009 through 2012. We also had research and development tax credit carryforwards at December 31, 1999, of approximately $1.2 million for federal income tax purposes. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the change in the ownership provisions of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Stock-Based Compensation Expense

   Stock-based compensation expense consists of the amortization of deferred stock-based compensation resulting from the grant of stock options at exercise prices subsequently deemed to be less than the fair value of the common stock on the grant date. We recorded total deferred stock-based compensation of $589,000 in 1998, $2.1 million in 1999 and $2.8 million for the three months ended March 31, 2000. We initially recounted these amounts as a component of stockholders' equity and are amortizing them by charges to operations over the vesting period of the options using the graded vesting method. We recorded amortization of deferred stock-based compensation of $149,000 in 1998, $844,000 in 1999 and $581,000 for the three months ended March 31, 2000. Including the deferred stock-based compensation associated with options granted during the three months ended March 31, 2000, we expect amortization of deferred stock-based compensation expense to be $2.3 million in 2000, $1.3 million in 2001, $653,000 in 2002, and $229,000 in 2003 and $5,000 in 2004.

Deemed Dividend Upon Issuance of Convertible Preferred Stock

   We recorded a deemed dividend of $285,000 in 1999 and $4.1 million for the three months ended March 31, 2000 for the issuance of Series E convertible preferred stock. The incremental fair value determined on the date of issuance for each closing of Series E convertible preferred stock is deemed to be the equivalent of a preferred stock dividend. We recorded the deemed dividend at the date of issuance by offsetting charges and credits to additional paid-in capital, without any effect on total stockholders' equity. The amount increased the loss attributable to common stockholders in the calculation of basic net loss per share for 1999.

Liquidity and Capital Resources

   Cash, cash equivalents and short-term investments were $14.3 million at March 31, 2000. We have financed our operations since inception through the private placement of equity securities, revenue from collaborative arrangements, grant revenue, interest income earned on cash and cash equivalents, equipment lease line financings and loan facilities. Since January 1, 2000, we received net proceeds of $4.1 million from private financing activities. In 1999, we received net proceeds of $13.1 million from private financing activities. In 1998, we received net proceeds of $4.7 million from private financing activities. To date, inflation has not had a material effect on our business.

   Since our inception, investing activities, other than purchases and maturities of short-term investments, have consisted primarily of purchases of property and equipment. At March 31, 2000, our investment in equipment and leasehold improvements was $4.0 million. We have an agreement with a financing company under which we have financed purchases of $1.7 million of leasehold improvements, laboratory, computer and office equipment. The lease terms are 48 months and bear interest at rates ranging from 10.8% to 12.0%. We also have a tenant improvement allowance of $3.5 million from the lessor of our Seattle, Washington facility. As of March 31, 2000, we had committed to the expenditure of $2.5 million for laboratory and manufacturing space. The improvement allowance bears interest at the rate of 12.5% and is repaid monthly over the length of the original lease.

   Net cash used in operating activities for the three months ended March 31, 2000 was $3.6 million. Net cash used in operating activities in 1999 was $12.1 million. Net cash used in operating activities in 1998 was $2.9 million. Our collaborators paid us a total of $7.0 million in nonrefundable upfront license fees in 1998, of which $6.7 million was deferred at December 31, 1998. Expenditures in both periods were a result of increased research and development expenses and general and administrative expenses in support of our operations.

   In June 1999, we obtained a loan in the amount of $3.0 million from a financial lender. The loan bears interest at an annual rate of 13.3%. We made monthly interest payments on this loan for six months and will make principal and interest payments for 24 months thereafter.

   Pursuant to our collaborative license agreement with Kirin, in February 2000 we exercised our right to require Kirin to purchase $5.0 million of our common stock. Accordingly, Kirin will purchase 500,000 shares of our common stock in a private placement concurrent with the closing of this offering at the initial public offering price.

   We anticipate that the net proceeds from this offering, together with the proceeds from Kirin, our cash on hand and cash generated from our collaborative arrangements, will be sufficient to enable us to meet our anticipated expenditures for at least the next 24 months, including, among other things:

  . supporting our clinical trial efforts;

  . continuing internal research and development;

  . development of sales and marketing capabilities; and

  . development of manufacturing capabilities.

However, we may need additional financing prior to that time. Additional financing may not be available on favorable terms or at all. If we are unable to raise additional funds when we need them, we may be required to delay, reduce or eliminate some or all of our development programs and some or all of our clinical trials. We also may be forced to license technologies to others that we would prefer to develop internally.

Year 2000 Compliance

   The impact of the Year 2000 on our technology systems to date has been insignificant. We have obtained documentation from third party vendors as to their Year 2000 compliance testing and recommendations. To date, we have not experienced any significant impact on our operations as a result of Year 2000 issues with our third party vendors. The total cost of our Year 2000 remediation effort has not been material and is not expected to be material in future periods.

Recent Accounting Pronouncements

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB
101). SAB 101 is based upon existing accounting rules and provided specific guidance on how those accounting rules should be applied and specifically addresses revenue recognition for non-refundable technology access fees in the biotechnology industry. SAB 101 is effective for fiscal years beginning after December 15, 1999. We have determined that SAB 101 will not have a material impact on our financial position or results of operations.

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which will be effective for the year ending 2001. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments imbedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. We believe the adoption of SFAS 133 will not have a material effect on our financial statements, since we currently do not hold derivative instruments or engage in hedging activities.

Quantitative and Qualitative Disclosures About Market Risk

   As of March 31, 2000, we had short-term investments of $5.8 million. Our short-term investments will decline by an immaterial amount if market interest rates increase, and therefore, our exposure to interest rate changes has been immaterial. Declines of interest rates over time will, however, reduce our interest income from our short-term investments. Our outstanding bank loan and capital lease obligations are all at fixed interest rates and therefore have minimal exposure to changes in interest rates.

                                    BUSINESS

Overview

   We discover and develop therapeutic vaccines that stimulate a patient's immunity for the treatment of cancer. Our most advanced product candidate, Provenge, is a therapeutic vaccine for the treatment of prostate cancer, and is in Phase III clinical trials. We are also conducting Phase II clinical trials for Mylovenge, our therapeutic vaccine for the treatment of multiple myeloma. We have three additional therapeutic vaccines in preclinical development for the treatment of common malignancies, including breast, colorectal, lung and ovarian/uterine cancers. We combine our expertise in immunology and antigen engineering, or modification, with our proprietary cell separation technologies to develop therapeutic vaccines that stimulate cancer-fighting cells, a process called cell-mediated immunity. We believe this is the key to eliminating cancer. We also intend to pursue the application of our technologies in the fields of autoimmune diseases, allergies and infectious diseases.

Industry Background

 Prevalence of Cancer in the United States

   The American Cancer Society estimates that doctors will diagnose approximately 1.2 million new cases of cancer in the United States in 2000. Cancer, the second leading cause of death in the United States, will result in an estimated 552,000 deaths in 2000. Several of the most common cancers and selected information regarding them are presented as follows:

--------------------------------------------------------------------------------

   Type of Cancer                          Prevalence(1) New Cases(1) Deaths(1)
-------------------------------------------------------------------------------
   Breast.................................   1,081,000     184,000      41,000
   Prostate...............................   1,002,000     180,000      32,000
   Colorectal.............................     425,000     130,000      56,000
   Lung...................................     187,000     164,000     157,000
   B-cell Malignancies(2).................         N/A      76,000      39,000
   Ovarian/Uterine........................         N/A      72,000      25,000
   Bladder................................         N/A      53,000      12,000
   Pancreatic.............................         N/A      28,000      28,000

--------------------------------------------------------------------------------
  (1) Projections for 2000 from the American Cancer Society and industry sources for the United States.
  (2) Cancers of the blood, known as B-cell malignancies, include multiple myeloma, Non-Hodgkin lymphoma and Hodgkin's lymphoma.
  N/A is not available.

 Current Cancer Therapies

   Cancer is characterized by abnormal cells that proliferate uncontrollably and metastasize, or spread, throughout the body, producing deposits of tumor cells, called metastases. These proliferating cells form masses called tumors. As the tumors grow, they cause tissue and organ failure and ultimately death.

   To be effective, therapy must eliminate the cancer both at its site of origin and at sites of metastases. Metastatic disease is often responsible for the relapse and ultimate death of patients with cancer. Current treatments for cancer include surgery, radiation, hormone therapy and chemotherapy. Surgery and radiation therapy treat cancer at its origin but are limited because certain tissues cannot be removed surgically and/or do not tolerate radiation. Moreover, cancers frequently spread prior to detection, and surgery and radiation cannot control metastases. Chemotherapy and hormone therapy are used to treat tumor metastases. However, these therapies cause severe damage to normal tissue. Additionally, chemotherapy and hormone therapy may shrink tumors but rarely eliminate them completely.

   Treatments known as immunotherapy stimulate the body's natural mechanism for fighting disease and may overcome many of the limitations of current cancer therapies. Immunotherapy may be particularly useful for the treatment of residual disease.

 The Immune System

   Tumor Antigens. The immune system, the body's natural defense against disease, is composed of a variety of specialized cells. These cells recognize specific chemical structures, called antigens, that are found on disease-causing agents. Antigens trigger an immune response, characterized by the proliferation of immune system cells and the eventual removal of antigen from the body.

   Dendritic Cells. A specialized class of immune system cells, called dendritic cells, starts the immune response. Dendritic cells bind and take up antigen from their surroundings and process the antigen into fragments that are recognized by specific classes of immune cells, called lymphocytes. During this antigen processing, dendritic cells mature enabling them to present the processed antigen to lymphocytes. Lymphocytes proliferate in response to their interaction with dendritic cells and eliminate the disease-causing agent. There are two main categories of lymphocytes: B-lymphocytes, or B-cells, and T-lymphocytes, or T-cells. Each category of lymphocytes has a different role in the immune response. T-cells combat disease by killing antigen bearing cells directly. In this way, T-cells eliminate cancers and virally infected tissue. T-cell immunity is also known as cell-mediated immunity and commonly is thought to be the body's key defense against tumors and cells chronically infected by viruses. In contrast, activation of B-cells leads to the production of specific antibodies, which are primarily involved in preventing infectious disease.

   Cancer Vaccines. The immune system recognizes and generates a strong response to hundreds of thousands of different antigens introduced from the environment. Tumors, however, frequently display antigens that are also found on normal cells. Thus, the immune system may not distinguish between tumors and normal cells and, therefore, may be unable to mount a strong anti-cancer response. Tumors may also actively prevent dentritic cells from becoming mature, thereby preventing full activation of the immune system. Thus, we believe the key to directing the immune system to fight cancers is to modify, or engineer, tumor antigens so that they are recognized by the immune system and to manipulate dendritic cells to stimulate a vigorous cell-mediated immunity.

Our Therapeutic Cancer Vaccine Approach

   We combine our expertise in antigen identification, antigen engineering and dendritic cell processing to produce immunotherapeutic vaccines. Our ability both to manipulate dendritic cells and to engineer antigens allows us to develop vaccines that are designed to generate effective cell-mediated immune responses. We have vaccines in development for eight common cancers. Our approach to therapeutic cancer vaccines is to:

  . identify antigens on cancer cells which are suitable targets for cancer therapy;

  .  create proprietary, genetically engineered, Antigen Delivery
     Cassettes(TM) that will be optimally processed by dendritic cells;

  .  isolate and activate dendritic cells using proprietary methods; and

  . create cancer vaccines that combine dendritic cells and engineered antigens to trigger cell-mediated immunity to destroy tumors.

 Antigen Identification

   Our objective is to identify antigens associated with as broad a population of cancers as possible. We obtain antigens from several sources: our internal discovery programs, public databases of genetic information and licenses from third parties. Our internal antigen discovery programs begin by identifying novel genes expressed in specific tissues or in malignant cells. We then evaluate the expression of these genes in normal versus diseased tissue. We consider the genes that we find localized in diseased tissue as candidates for antigen engineering. Likewise, we also consider genes from external sources that meet these criteria. To date, we have identified genes for 39 antigens that meet these criteria and have incorporated five of these antigens into our therapeutic vaccines for eight common cancers.

 Antigen Engineering

   We engineer antigens to produce proprietary therapeutic vaccines for multiple cancers as well as other diseases. We designed antigen engineering to trigger and maximize cell-mediated immunity by augmenting the uptake and processing of the target antigen by the dendritic cell. We can affect the quality and quantity of the immune response that is generated by adding, deleting or modifying selected sequences of the antigen gene, together with inserting the modified antigen into our Antigen Delivery Cassette.

   Our Antigen Delivery Cassette is a protein that has three regions: the region that enhances antigen binding and entry into dendritic cells; the region that directs antigen processing along specific pathways for T-cell activation; and the antigen itself. The Antigen Delivery Cassette targets each engineered antigen to dendritic cells and provides a common key to unlock the potential to process antigen.

                                     Image:
  The title of the image is "Antigen Delivery Cassette". The image consists of three regions labeled "Antigen," "Antigen Processing Region" and "Dendritic
                             Cell Binding Region."

   The dendritic cell binding region is common to all of our Antigen Delivery Cassettes and has the capability to recognize the dendritic cell and bind the cassette to the dendritic cell surface. Binding stimulates the dendritic cell to engulf the cassette. The antigen processing region then directs dendritic cells to process antigen along pathways that stimulate cell-medicated immunity. The antigen region of the Antigen Delivery Cassette thus gains access to processing by the dendritic cell, which would otherwise be denied to non-engineered antigen. We believe this process results in a potent cell-mediated immune response.

   Our Antigen Delivery Cassette technology provides us with a foundation on which new proprietary antigens are built. We have synthesized Antigen Delivery Cassettes for 14 different tumor targets and have identified more than 25 additional targets potentially suitable for engineering. An example of our antigen engineering approach is the antigen HER2 used for production of APC8024, our therapeutic vaccine for the treatment of breast, ovarian, colorectal and pancreatic cancer. The gene encoding a protein called HER2 is known to be associated with these cancers. Because HER2 is poorly recognized as an antigen by the immune system, we created a series of Antigen Delivery Cassettes, each with a distinct version of the modified HER2 gene sequence. We then tested each of these cassettes in preclinical models and identified and incorporated into our vaccine the one that generated the most potent cell-mediated immune response and was most potent for treating cancer in animals.

 Dendritic Cell Processing and Vaccine Production

   Our vaccine manufacturing process incorporates two elements: the Antigen Delivery Cassette and dendritic cells isolated from blood. To obtain dendritic cells, we first remove white blood cells from a patient's blood through a standard blood collection process called leukapheresis. Dendritic cells are then separated from other white blood cells using our proprietary cell separation devices. Our process separates dendritic cells from tumors, which may suppress dendritic cell function, and thereby allows dendritic cells to become fully mature and activated.

   We incubate the dendritic cells with the appropriate Antigen Delivery Cassette under controlled conditions in which we have optimized conditions, including concentration of the Antigen Delivery Cassette and dendritic cell numbers. After 40 hours, the dendritic cells are optimally activated and are ready to be used as a vaccine. We subject each vaccine to quality control testing, including purity, potency and sterility testing. Our process requires less than three days from white blood cell collection to vaccine administration.

 Vaccine Delivery

   Our vaccines are delivered as a 30-minute intravenous infusion given as an outpatient procedure. A single vaccine infusion is sufficient to stimulate cell-mediated immunity to the target antigen. Our clinical trials indicate that maximum stimulation requires three infusions given at two-week intervals. Patients in our trials typically complete a course of therapy in one month.

Benefits of Our Approach

   Our therapeutic vaccine approach may offer novel treatment alternatives for cancers that are inadequately addressed. Benefits of our therapeutic vaccines may include:

  . Vigorous stimulation of cell-mediated immunity: The results of our clinical trials to date have demonstrated that our vaccines have the potential to produce cell-mediated immunity, the body's key defense against cancer. For example, in our Phase I and Phase II prostate cancer trials, Provenge stimulated cell-mediated immunity in all 70 patients tested. In these trials, we observed a significant correlation between the strength of the cell-mediated immunity and clinical benefit.

  . Minimal side effects: Our vaccines specifically target cancerous cells and have been very well tolerated. In over 400 doses of our vaccines given to 180 patients to date, less than two percent of the infusions resulted in any significant side effects.

  . Applicability to a wide variety of cancers: Our antigen identification, antigen engineering and dendritic cell technologies enable us to create proprietary vaccines for the potential treatment of a wide variety of cancers. Our efforts to date have led to the identification of numerous product candidates, including our five most advanced therapeutic vaccines for the treatment of many common cancers.

  . Single vaccine can treat multiple cancers: We identify novel antigens that are shared by multiple types of cancer. We believe this approach will allow us to develop single vaccines for the treatment of several different tumors. For example, our vaccines target antigens common to the following cancers:


          Cancers          Our Vaccines That Address Multiple Cancers
          -------------------------------------------------------------
                             APC8024        APC80NY        APC80TR
                           --------------------------------------------
          Breast                        X              X              X

          Prostate                      X              X              X

          Colorectal                    X                             X

          Lung                                         X              X

          Ovarian/Uterine               X              X

          Bladder                                      X

          Pancreatic                    X

  . Access broad patient population: We employ a single, well-characterized, genetically engineered antigen for each therapeutic vaccine. We select antigens that are present on a significant percentage of cancer patients' tumors. For example, our prostate cancer vaccine antigen is found on approximately 95% of prostate cancers. This approach eliminates the need to extract an individual patient's tumor as a source of antigen. As a result, we believe our vaccines are applicable to a broad patient population.

  . Cost-effective cGMP manufacturing process: We have developed a manufacturing process that employs our proprietary cell separation systems and produces vaccines on a cost-effective basis. We have standardized processes that enable us to establish cGMP-compliant cell processing facilities worldwide, which would be required for wide scale adoption of our vaccines.

  . Simple, convenient therapy: Our treatment protocol employs techniques that are standard in blood banking and transfusion medicine. Patients undergo routine white blood cell collection and subsequently receive our vaccines through a 30-minute, out-patient infusion. Patients in our trials typically complete a course of treatment in one month.

Strategy

   Our goal is to become a leader in the development and commercialization of therapeutic products that stimulate or heighten a patient's immunity for the treatment of cancer, autoimmune diseases, allergies and infectious diseases. Key elements of our strategy include the following:

   Maximize Speed to Market of Lead Therapeutic Vaccine. We are focused on bringing our prostate cancer vaccine, Provenge, to market. We devote considerable corporate resources to the development of this vaccine.

   Build a Large and Diverse Product Portfolio. Our internal development efforts will continue to focus on utilizing our proprietary antigen identification and engineering capabilities to expand our cancer vaccine and therapeutic antibody product portfolio. In addition, we intend to accelerate the development of a broader product portfolio by licensing or acquiring complementary technologies, patents and product candidates.

   Retain Key Commercialization Rights. We intend to retain commercialization rights to our oncology products in the United States. Due to the concentrated distribution channels for the United States oncology market, we plan to develop a direct sales force to market our cancer vaccines in the United States.

   Collaborate in Markets Outside of the United States. We believe collaborations with established pharmaceutical companies will enable us to best achieve the commercial potential of our products in markets outside the United States, specifically in Asia and Europe. We have formed an alliance for the Asian markets with Kirin, a significant marketer of immunological products in Asia. Kirin has exclusive marketing rights in Asia for Provenge and Mylovenge, as well as an option to acquire exclusive marketing rights in Asia for our other dendritic cell products. We also intend to establish a strategic collaboration for our products in Europe.

   Extend Our Technologies into Autoimmune Diseases, Allergies and Infectious Diseases. Our therapeutic vaccine technology has potential applications in areas beyond cancer. We intend to pursue the application of our technologies in the fields of autoimmune diseases, allergies and infectious diseases. In these areas, we plan to establish strategic collaborations for clinical development and commercialization.

   Leverage Our Proprietary Technologies. To obtain value for our proprietary cell separation technology beyond our areas of interest, we plan to enter into arrangements that allow our technology to be used by others in exchange for fees and royalties. To date, we have entered into agreements with BioTransplant, Inc. and Osiris Therapeutics, Inc.

Products

   The following table summarizes the target indications and status of our product development programs:


                   OUR PRODUCTS AND PRODUCTS IN DEVELOPMENT

---------------------------------------------------------------------------------------------------

             Product                   Target Indication(s)                   Status(1)
  ----------------------------  ---------------------------------   -----------------------------
  Therapeutic Vaccine Products

     Provenge(TM)               Prostate cancer                      Phase III

     Mylovenge(TM)              Multiple myeloma                     Phase II
                                Amyloidosis
                                Other B-cell malignancies

     APC8024                    Breast cancer                        Preclinical; Phase I clinical
                                Prostate cancer                       trials expected to
                                Colorectal cancer                     commence in 2000
                                Ovarian/Uterine cancer
                                Pancreatic cancer

     APC80NY                    Breast cancer                        Preclinical; Phase I clinical
                                Prostate cancer                       trials expected to
                                Lung cancer                           commence in 2001
                                Ovarian/Uterine cancer
                                Bladder cancer

     APC80TR                    Breast cancer                        Preclinical
                                Prostate cancer
                                Colorectal cancer
                                Lung cancer

  Therapeutic Antibody
   Products

     Danton(TM)                 Non-Hodgkin lymphoma                 Preclinical
                                Hodgkin's lymphoma
                                B-cell leukemias

     Dantes(TM)                 Autoimmune diseases, including       Preclinical
                                 rheumatoid arthritis

  Cell Separation Products

     DACS(R)SC Kit              Blood stem cell preparation for      FDA Approved
                                 transplantation

(1) Preclinical means that a product is undergoing efficacy and safety evaluation in disease models in preparation for human clinical trials.

   Phase I-III clinical trials denote safety and efficacy tests in humans as follows:

  Phase I: Evaluation of safety and dosing.

  Phase II: Evaluation of safety and efficacy.

  Phase III: Larger scale evaluation of safety and efficacy.

Therapeutic Vaccine Products

 Provenge for Prostate Cancer

   There is currently no treatment that improves long-term survival of patients with metastatic prostate cancer. We have completed five Phase I and Phase II clinical trials of Provenge in 78 patients with metastatic prostate cancer that is resistant to hormone therapy, the standard treatment for this condition. These trials suggest that Provenge is safe and may be effective in treating these patients. We began two separate Phase III clinical trials of Provenge in January 2000 and April 2000.

   Vaccine Description. We are developing Provenge, our most advanced vaccine product candidate, for treatment of prostate cancer. The antigen component of Provenge is derived from the gene encoding a marker for prostate cancer, prostatic acid phosphatase, which is found in approximately 95% of prostate cancers. We have subjected prostatic acid phosphatase to our antigen engineering process and have created a proprietary Antigen Delivery Cassette.

   Target Market. Prostate cancer is the most common solid tumor malignancy in men in the United States, with over one million currently diagnosed with the disease. The American Cancer Society expects an estimated 180,000 new cases and 32,000 deaths in the United States in 2000. The five-year survival rate for patients with prostate cancer resistant to standard treatment is less than 30%.

   Current Treatment. Prostate cancer is treated initially with surgery or radiation therapy, but a substantial percentage of patients will develop metastases after local therapy with surgery or radiation. Hormone therapy is standard treatment for metastatic prostate cancer and achieves temporary tumor control or regression in approximately 80% to 85% of patients. However, hormone therapy causes serious side effects, including impotence and osteoporosis. In addition, within two years the cancer usually grows, a condition called hormone refractory prostate cancer, or HRPC. Half of the patients with HRPC will die within 12 to 18 months of the onset of HRPC. Currently, the only FDA approved treatments for HRPC are chemotherapy and radiopharmaceuticals, which can alleviate cancer-related symptoms but cause severe side effects and do not prolong survival. Most men have no symptoms when first diagnosed with HRPC. We believe there is a need for new treatments that control prostate cancer without the side effects of current treatments.

   Vaccine Development. We have initiated two double-blind, placebo-controlled Phase III clinical trials that are designed to demonstrate that Provenge is safe and effective for treating HRPC. The trials will determine if Provenge delays disease progression and its associated pain. Patients are eligible for the trials if they have HRPC and do not have cancer-related symptoms, such as pain. We anticipate that the initial results from these trials will be available by the end of 2001.

   We treated 31 patients with Provenge in Phase I and Phase II clinical trials that were performed in collaboration with clinical investigators at the University of California, San Francisco. All patients had advanced prostate cancer that was resistant to hormone therapy. We treated twelve of these patients in the Phase I dose ranging study. Nineteen patients participated in the Phase II trial and received three infusions of Provenge, at a full therapeutic dose. Based upon historical data, we would have expected that 50% of untreated patients at a similar stage of disease as the 19 patients treated in the Phase II trial would have experienced disease progression at 12 weeks, 75% at 30 weeks, and 90% at one year. In our trials, we observed a significant decrease in the rate of progression of the disease. At 28 weeks, 10 patients, or 53%, had stabilized; five patients, or 26%, were stable for greater than one year. Among those patients experiencing side effects, the most common side effects of the treatment were low grade fever and minor muscle aches. In addition, less than two percent of Provenge infusions were associated with clinically significant side effects. This trial suggests that Provenge is safe and may be effective for the treatment of HRPC.

   In a dose-ranging study, we treated 29 patients in sequential Phase I and Phase II clinical trials that were performed in collaboration with clinical investigators at the Mayo Clinic. This trial tested the effectiveness of two doses of Provenge followed by injections of the prostate antigen alone for treatment of men with HRPC.

All patients had advanced prostate cancer and most had cancer-related pain symptoms. Provenge treatment resulted in decreased levels of prostate specific antigen, or PSA, a marker of disease status, in six of the 29 patients. One of these patients had widespread metastases in his lymph nodes. After Provenge treatment, this patient experienced a complete remission that has lasted for more than 12 months. Most patients in this trial did not experience any side effects from our treatment.

   We are also performing a Phase I trial of different doses of Provenge for the treatment of HRPC to support a regulatory filing in Asia. The trial is being performed in collaboration with clinical investigators at the National Cancer Center Hospital in Tokyo, Japan and investigators at Kirin. Treatment so far has been shown to be safe, with low grade fevers being the only side effect. One of the first four patients who have completed treatment has experienced a partial remission, as evidenced by greater than 50% decrease in tumor masses detected by computerized axial tomography, or CT scans.

   In addition to the treatment of HRPC, based on our clinical trials to date, we believe that Provenge may also be effective for treatment of earlier stage patients who have a low number tumor cells. In 1999, we began a Phase II clinical trial of Provenge for treatment of men with relapsed prostate cancer who have not received hormone therapy. This trial, which is being performed at University of California, San Francisco, is designed to assess the effectiveness of Provenge for treatment of newly relapsed prostate cancer. We plan to design a second trial of Provenge to treat men with newly diagnosed prostate cancer. These men will first undergo surgery to remove the tumor in the prostate and then receive Provenge in an effort to eliminate residual disease and metastases and thereby prevent recurrence. These two trials are intended to provide further evidence of Provenge's effectiveness and, if successfully completed, will be the basis for future Phase III trials that would seek expanded labeling indications for this product, if approved.

 Mylovenge for B-cell Malignancies: Multiple Myeloma and Amyloidosis

   Existing therapies for multiple myeloma, a cancer of the blood, amyloidosis, a complication of multiple myeloma, and other cancers of B-lymphocytes, or B-cells, are usually not curative and cause severe side effects. We are conducting two Phase II clinical trials of our therapeutic vaccine for multiple myeloma and amyloidosis. In these trials, 31 of 58 patients with multiple myeloma that was resistant to standard therapy benefitted from Mylovenge therapy as demonstrated by major tumor reductions or disease stabilization for six months or longer.

   Vaccine Description. Mylovenge is our vaccine for treatment of multiple myeloma, amyloidosis and other B-cell malignancies. In contrast to our other vaccines, Mylovenge utilizes a patient-specific antigen, called M protein, a unique immunoglobulin, or antibody, produced by a patient's tumor. We obtain M protein by collecting a sample of a patient's blood.

   Target Market. Multiple myeloma accounts for approximately 10% of cancers of the blood. The American Cancer Society estimates that in 2000, 13,600 individuals in the United States will be diagnosed with multiple myeloma and over 11,000 individuals will die from the disease. Amyloidosis is a disease related to multiple myeloma, in which plasma cells produce an immunoglobulin that accumulates in normal tissues including the heart, liver, kidneys and nerves. The immunoglobulin deposits increase continually and eventually disrupt normal organ functions, resulting in death from organ failure. Amyloidosis afflicts approximately 2,500 individuals in the United States annually and is fatal in most cases.

   Current Treatment. Unlike most cancers that metastasize over time, multiple myeloma is typically metastatic at the time of diagnosis. Chemotherapy is the standard initial treatment for this disease. A number of chemotherapy drugs cause a reduction in the volume of myeloma. However, standard doses of chemotherapy rarely induce complete disappearance of myeloma even temporarily and do not prolong survival. High dose chemotherapy with autologous stem cell rescue, a type of bone marrow transplant, appears to prolong survival and is rapidly becoming standard treatment. This approach, however, causes significant adverse side effects and does not cure patients. We believe these patients, however, are excellent candidates for immunotherapy because of low levels of residual cancer cells located in the bone marrow.

   Doctors treat amyloidosis with chemotherapy, but patients often have severe side effects because of pre-existing organ damage due to the immunoglobulin deposits. The goal of treatment is to stabilize the patient's condition, since improvement of organ damage is rare even after aggressive therapy.

   Vaccine Development. We are currently conducting a Phase II clinical trial of Mylovenge, in collaboration with the Mayo Clinic, for treatment of patients who have residual myeloma after high dose chemotherapy and stem cell transplant. These patients have advanced resistant disease but have a low number of tumor cells. We use M protein in the blood to monitor the patients' condition--the lower the level of M protein, the lower the number of remaining tumor cells. We plan to treat 30 patients in this trial and 15 have completed treatment so far. Among the 15 patients, eight, or 53%, had major tumor reductions. Four of these eight patients had complete disappearance of M protein from the blood; the other four had a greater than 50% reduction. We examined the bone marrow of three patients whose M protein disappeared from the blood and in each case the tumor had also disappeared from the marrow. To date, two of these patients underwent the most sensitive test known for detecting myeloma, polymerase chain reaction, also known as PCR, testing. This test was negative for the presence of tumor in the marrow. We are in the process of performing the test on the remaining patients. Of the seven remaining patients, six are stable for more than 24 weeks and one had disease progression that occurred before 24 weeks after starting treatment. The treating physicians did not report any side effects in this trial. The results of this trial suggest that Mylovenge is safe and provide preliminary evidence that it may be effective for treating multiple myeloma that is resistant to high dose chemotherapy.

   We are also conducting a Phase II clinical trial of Mylovenge in multiple sites in the United States for treatment of patients with high numbers of tumor cells that are resistant to standard therapy. Forty-three patients have completed treatment in this trial to date. All of these patients had previously failed standard chemotherapy and half of the patients had previously received three or more different chemotherapy combinations. Seventeen of these patients show signs of clinical benefit from our treatment. Of the 17 patients, five had decreased M protein and 12 had stable M protein for at least 24 weeks after beginning treatment. Fewer than two percent of Mylovenge infusions were associated with serious side effects. We have extended this multicenter trial to determine the efficacy of Mylovenge for treatment of patients with a low number of tumor cells after stem cell transplantation. We anticipate beginning an additional Phase II trial of Mylovenge for multiple myeloma patients who have a low number of tumor cells after standard dose chemotherapy. If the results of these trials continue to demonstrate favorable results, we anticipate beginning Phase III trials of Mylovenge in 2001.

   We have treated five patients with amyloidosis with Mylovenge, as part of the Mayo Clinic multiple myeloma Phase II trial. Three of these patients have shown evidence of significant clinical improvement even to damaged organs. None of the patients had side effects from treatment. We are currently enrolling additional amyloidosis patients in this trial.

 APC8024 for Treatment of Multiple Cancers

   Vaccine Description. APC8024 is our vaccine against tumors that have increased levels of a protein called HER2 on their surface. We have identified those portions of the HER2 molecule that stimulate the strongest cell-mediated immune response and combined them with our Antigen Delivery Cassette. Our preclinical studies indicate that our engineered antigen may be superior to other HER2 antigens at stimulating cell-mediated immunity and prolonging survival of tumor-bearing animals. As a result, we believe our vaccine approach may be more effective than antibodies to HER2 in treating a variety of cancers.

   Target Market. Many cancers, including approximately 25% of breast, ovarian/uterine, pancreatic and colorectal cancers, have HER2 on their surfaces. The American Cancer Society estimates that these four cancers will account for 414,000 new cases and 150,000 deaths in the United States in 2000.

   Current Treatment. Breast cancer is the most common malignancy among women in the United States. Screening with mammography has resulted in diagnosis of many cancers before they have metastasized, when surgery and/or radiation therapy is often curative. It is not possible to determine which tumors have metastasized, however, and most women receive chemotherapy in an effort to prevent recurrence. Breast cancer that has recurred after initial therapy is fatal in nearly all cases, and treatment is directed toward prolonging survival and alleviating symptoms. Many drugs are effective for shrinking tumors to a level that is optimal for immunotherapy. In addition, the FDA has approved the antibody Herceptin for treatment of breast cancers that have HER2 on their surface. Herceptin is usually given in combination with chemotherapy in an effort to alleviate symptoms and prolong survival. Treatment with Herceptin has not been shown to be curative.

   Ovarian cancer is a silent killer that usually grows undetected until it has spread throughout the abdomen. After detection, women are treated with extensive surgery followed by chemotherapy. This aggressive treatment frequently reduces the number of tumor cells substantially but is not curative for most patients. Once the cancer has recurred, the disease is usually fatal within two years.

   Pancreatic cancer grows in the abdomen undetected until it affects vital organs, at which time surgery and radiation therapy are ineffective. More than 95% of patients with pancreatic cancer die of this disease. Chemotherapy, if given, aims to control symptoms, but does not prolong survival.

   Cancers involving the large intestine are called colorectal cancers. The FDA has approved the immunotherapy drug Levamisole for prevention of recurrence of colorectal cancer after initial surgery. Thus, colorectal cancer appears to be sensitive to immunotherapy. Advanced colorectal cancer is resistant to chemotherapy drugs and the only approved chemotherapy drugs simply alleviate symptoms.

   Vaccine Development. We are in the process of initiating two Phase I trials to evaluate APC8024 for treatment of patients with tumors that have HER2 on their surface. The two trials will examine different doses and schedules of APC8024 for safety and ability to stimulate immunity. We expect to begin enrolling patients in the first of these trials later this year. We plan to use the results of these two trials, if successful, to select one treatment regimen for Phase II trials that will examine the effectiveness of APC8024 for treatment of specific cancers.

 APC80NY for Treatment of Multiple Cancers

   APC80NY targets the NY-ESO protein that is present on many cancers, including breast, prostate, lung, ovarian/uterine and bladder. It is estimated that these cancers will account for 654,000 new cases and 267,000 deaths in the United States in 2000. We licensed the NY-ESO antigen from the Ludwig Cancer Institute, where scientists performed a series of preclinical studies that demonstrated NY-ESO is an excellent immunotherapy target present in a wide variety of tumors. We are currently engineering the NY-ESO antigen into our Antigen Delivery Cassette. This involves identifying those regions of the molecule that stimulate the strongest cell-mediated immunity and then combining those regions to yield a protein that is most effectively presented by dendritic cells. We expect to complete preclinical studies and, if the results are positive, begin Phase I clinical trials of APC80NY in 2001.

 APC80TR for Treatment of Multiple Cancers

   APC80TR targets the Trp-P8 antigen that is present on 100% of prostate cancers and approximately 71% of breast cancers, 93% of colorectal cancers and 80% of lung cancers. Trp-P8 is the first antigen generated from our internal antigen discovery program. We plan to engineer the Trp-P8 antigen into our Antigen Delivery Cassette. We will identify the cassette that stimulates the strongest cell-mediated immunity and use this protein for our vaccine, APC80TR.

Therapeutic Antibody Products

 Danton Antibody for Treatment of Cancer

   Danton is our therapeutic antibody which targets a unique antigen present on normal and malignant blood cells and causes death of only malignant cells. Danton's target is present on numerous blood-borne tumors, such as Hodgkin's lymphoma, Non-Hodgkin lymphoma, and B-cell leukemias. The American Cancer Society estimates that these tumors will account for 84,000 new cases and 43,500 deaths in the United States in 2000. Current treatment for these cancers includes chemotherapy, radiation, and high dose chemotherapy with stem cell transplantation, all of which are highly toxic and only curative in a minority of cases. Preclinical studies suggest that Danton can kill human cancer cells without apparent toxicity or immune suppressive side effects. Furthermore, these preclinical studies suggest that cancer cells may not develop resistance to this treatment over time.

 Dantes Antibody for Treatment of Autoimmune Disease

   Dantes is our therapeutic antibody that suppresses activities of the immune system. Autoimmune diseases such as rheumatoid arthritis, systemic lupus erythematosus, multiple sclerosis, myasthenia gravis and pemphigus vulgaris, result from unwanted activities of the immune system. In the United States, approximately 4.2 million people currently suffer from these diseases. Current therapeutics include nonspecific immune suppression by corticosteroids, methotrexate and other drugs. Although these treatments may reduce tissue damage in some patients, they are not curative.

   Dantes is specific for a well-known target for immunosuppression, HLA-DR. Previously other companies have attempted to develop drugs that targeted HLA-DR. Although those drugs were usually effective immunosuppressants, they failed in preclinical studies due to unacceptable toxicity. We have observed that immunosupression and toxicity are mediated by two separate parts of the antibody molecule. We are developing Dantes to take advantage of this observation. Dantes has shown significant immunosuppressive abilities in our preclinical studies without producing toxicity.

Additional Vaccine Products

   We believe that our vaccine technologies have additional potential applications that we will pursue in the fields of autoimmune diseases, allergies and infectious diseases.

 Autoimmune Diseases

   Autoimmune diseases such as arthritis occur when immunoglobulins or T-cells bind to self-antigens and damage the normal tissue. Our experience with vaccines for treating immunoglobulin producing tumors such as multiple myeloma suggests that our vaccine approach may be effective for treating autoimmune diseases. Mylovenge directs the immune response to destroy cancerous cells that produce a specific immunoglobulin, or M protein. We believe the same vaccine approach may be used to direct the immune response to destroy non-cancerous cells that produce disease-causing immunoglobulin. We believe that eliminating these cells may be an effective way to treat patients with this disease. T-cells have proteins on their surface that are similar to immunoglobulins and that bind antigens causing autoimmune disease. We believe that our vaccine approach may also be effective for stimulating the immune response to destroy these T-cells.

 Allergies

   The trigger for an allergic reaction is the binding of an antigen such as ragweed to an immunoglobulin. The resulting immune response is out of proportion to the danger posed by the antigen and the excessive immune response itself causes the disease. We believe that our therapeutic vaccine has the potential to direct an immune response to destroy cells which produce allergy-causing immunoglobulins.

 Infectious Diseases

   In chronic viral infections like AIDS, herpes and Hepatitis C, the virus resides inside the cells. Antibodies are generally not effective for treating these infections because antibodies cannot reach the cell interior. T-cells, in contrast, are effective for destroying cells that are infected by a virus. Most vaccines stimulate antibody responses rather than T-cell responses. This may explain why vaccines have not been effective in treating chronic viral infections. In a pilot study of our therapeutic vaccine approach in patients with AIDS, we prepared vaccines using dendritic cells from healthy siblings of the patients. This pilot study suggests that our vaccines could stimulate a strong, cell-mediated immune response to the AIDS virus.

Cell Separation Products

   We have developed proprietary cell separation technology which can be tailored for specific cell types. This technology consists of two components: specially engineered separation containers, and solutions called buoyant density solutions. We prepare our buoyant density solutions to match the buoyant density of a particular cell type. By matching buoyant densities in this manner, we are able to control whether or not a specific cell type floats or sinks in the solution. This allows us to isolate the desired cells easily, rapidly and without the need for the biological reagents used in conventional cell separation techniques.

   In 1996, we obtained 510(k) clearance from the FDA on a family of our separation devices. In 1999, we obtained pre-marketing approval, or a PMA, from the FDA for our DACS(R)SC kit. This product uses our cell separation technology to prepare stem cells for transplantation following high dose chemotherapy, which is standard therapy for many blood cell malignancies, such as multiple myeloma, lymphoma and leukemias. Stem cells, sometimes called hematopoietic progenitor cells, are collected from the blood before chemotherapy and infused afterwards to restore the destroyed marrow.

   We also use our cell separation technology to isolate dendritic cells for our cancer vaccines. For cell types outside of our interests, we license our technology to third parties. For example, we currently have agreements to allow BioTransplant and Osiris to use our technology to isolate cells for their products.

Collaborations

 Kirin Brewery Co., Ltd.

   Kirin is our collaborator for the marketing and development of our vaccines in Asia. We have granted Kirin an exclusive license to our proprietary dendritic cell technology for the development and commercialization of our products in Japan and other Asian countries. We also granted Kirin an option to obtain an exclusive license to commercialize in these countries other products we develop with our dendritic cell technology. In exchange, Kirin has granted us an option to obtain an exclusive license to commercialize in North America any products developed by Kirin under this agreement.

   Additionally, we conduct collaborative research with Kirin intended to create improvements in our dendritic cell technology and to develop new products. By agreement, Kirin will own all rights in these improvements and will exclusively license them to us. We also supply Kirin with devices, reagents and some of our proprietary antigens. Kirin, in turn, supplies us with some of its proprietary antigens and other items. We and Kirin have also agreed to collaborate in the clinical development and commercialization in the European Union of novel products jointly developed under our agreements and to share equally in any profits.

   In connection with these agreements, Kirin has paid us an upfront license fee of $5.0 million. In December 1998, Kirin exercised an option under the agreement to receive rights to our prostate program for which Kirin paid us $1.0 million and is obligated to pay us up to an additional $4.0 million in fees and milestone payments. Kirin is solely responsible for the development and clinical trials of the prostate program in Japan. We will also receive royalties on sales of any products in Japan that utilize the licensed technology. In April 2000, Kirin exercised an option under the agreement to receive rights to our multiple myeloma program for which Kirin paid us $1.0 million and is obligated to pay us up to an additional $4.0 million in fees and milestone payments. Kirin is solely responsible for the development and clinical trials of the multiple myeloma program in Japan. We will also receive royalties on sales of products in Japan that utilize the licensed technology.

   Additionally, Kirin is obligated to support our research efforts. We received from Kirin $1.3 million for research funding in 1999 and Kirin is obligated to pay $2.3 million in 2000. We are obligated to pay royalties to Kirin on products that we sell in North America, developed by or in collaboration with Kirin under these agreements. We and Kirin are also obligated to pay for items supplied by the other party at the fully-burdened manufacturing cost plus a handling fee. During 1999, we received $1.0 million for antigens and cell processing devices supplied to Kirin under this arrangement. Kirin has the right to terminate these agreements without cause on 90 days written notice after January 1, 2002.

   Pursuant to these agreements, in February 2000, we exercised our right to have Kirin purchase $5.0 million of our common stock at the initial public offering price in a private placement simultaneous with the completion of this offering.

 BioTransplant, Inc.

   In August 1996, we entered into an agreement with BioTransplant under which we granted them a ten-year exclusive license to use our proprietary cell separation technology for use in combination with solid organ transplantation. In return for this license, we received an up-front fee and will receive royalties on sales. In addition, BioTransplant is obligated to annual minimum purchase amounts and payments to maintain exclusivity. The term of the agreement extends to 2006, but can be renewed by BioTransplant, on terms acceptable to us, for two years.

 Osiris Therapeutics, Inc.

   In February 1997, we entered into an agreement with Osiris under which we granted them a non-exclusive license to use our proprietary cell separation technology for use in the separation of mesenchymal stem cells, those cells from which bone, muscle and cartilage are derived. In return for this license, we received fees and will receive royalties on sales. The term of the agreement extends to 2004 but can be extended by Osiris, on terms acceptable to us, for two additional three-year terms.

Manufacturing

   We manufacture the Antigen Delivery Cassettes used to conduct preclinical and clinical trials. We manufacture our Antigen Delivery Cassettes as recombinant proteins using standard production methods in compliance with cGMP. We intend to rely on third party contract manufacturers to produce larger quantities of Antigen Delivery Cassettes for product commercialization.

   We own and operate cell-processing centers in Mountain View, California and Seattle, Washington. In addition, we use three third-party dendritic cell-processing centers operated in conjunction with the Mayo Clinic in Rochester, Minnesota, Kirin in Tokyo, Japan and the American Red Cross in Philadelphia, Pennsylvania.

   The use of our single-use, proprietary cell separation devices has enabled us to perform dendritic cell processing in simple, well-controlled manufacturing facilities. Our cell-processing centers take advantage of pre-fabricated clean room technology used widely in the electronics industry. We can assemble and validate a pre-fabricated clean room in 30 days. Accordingly, we believe we can easily expand our cell-processing capacity.

   We also manufacture cell separation devices that isolate cells from blood and other bodily fluids. We rely on subcontractors to manufacture these devices in full compliance with cGMP.

Marketing

   We plan to market our products either directly or through co-marketing or licensing agreements with established pharmaceutical companies. Due to the concentrated distribution channels for the United States oncology market, we plan to develop a direct sales force to market our cancer vaccines in the United States. In market segments outside the United States and for products with less concentrated distribution channels, like autoimmune diseases, allergies and infectious diseases, we will seek strategic alliances with leading pharmaceutical companies.

Intellectual Property

   We protect our technology through United States and foreign patent filings, trademarks and trade secrets. As of April 27, 2000, we have 55 United States and foreign patents and have 170 patent applications pending. In addition, we have licensed 67 issued patents or patent applications pending. Our issued patents expire on dates from May 22, 2007 through September 3, 2018. In addition, our issued and allowed patents include patents that are directed to the solutions and devices by which cells can be isolated and manipulated, including claims that apply specifically to the isolation of dendritic cells, and claims on the use of these cells for immunotherapy, such as for the treatment of diseases such as B-cell malignancies. We have also received claims on a variety of immunostimulatory antigen compositions. These include our Antigen Delivery Cassette for use with a variety of tumor antigens and specifically, the prostate antigen containing cassette. We intend to continue using our scientific expertise to pursue and patent new developments with respect to uses, compositions and factors to enhance our position in the cancer vaccine field. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patent that we own or license from third parties may not provide adequate protection against competitors. Our pending patent applications, those we may file in the future, or those we may license from third parties may not result in issued patents. Also, patents may not provide us with adequate proprietary protection or advantages against competitors with similar or competing technologies. For example, we are aware of others that have had patents issued to them in the dendritic cell field relating to methods to isolate, culture or activate dendritic cells and relating to the treatment with antigens of cancers such as prostate cancer. As a result of potential conflicts with the proprietary rights of others, we may in the future have to prove we are not infringing the patent rights of others or be required to obtain a license to the patent. We do not know whether such a license would be available on commercially reasonable terms, or at all.

   We also rely on trade secrets and unpatentable know-how that we seek to protect, in part, by confidentiality agreements. Our policy is to require our officers, employees, consultants, contractors, manufacturers, outside scientific collaborators and sponsored researchers and other advisors to execute confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us be kept confidential and not disclosed to third parties except in specific limited circumstances. We also require signed confidentiality or material transfer agreements from companies that are to receive our confidential data. In the case of employees, consultants and contractors, confidentiality agreements with them generally provide that all inventions conceived by the individual while rendering services to us shall be assigned to us as our exclusive property. However, it is possible that these parties may breach those agreements, and we may not have adequate remedies for any breach. It is also possible that our trade secrets or unpatentable know-how will otherwise become known or be independently developed by competitors.

Competition

   The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Many entities, including pharmaceutical and biotechnology companies, academic institutions and other research organizations are actively engaged in the discovery, research and development of products that could compete directly with our products under development. Companies, including AVI Biopharma, Inc., Cell Genesys, Inc., NW Biotherapeutics, Inc. and

Vical Incorporated have disclosed that they are developing cancer vaccines that may compete with Provenge. These competitors may succeed in developing and marketing cancer vaccines that are more effective than or marketed before Provenge. However, to our knowledge, we are the only company that has begun Phase III clinical development of a therapeutic cancer vaccine for prostate cancer.

   Many companies, including major pharmaceutical companies, are also developing alternative therapies that may compete with our products in the fields of cancer, autoimmune diseases, allergies and infectious diseases. Many of the companies developing cancer vaccines and alternative treatments have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing. Others have partnered with large established companies to obtain access to these resources. Smaller companies may also prove to be significant competitors, particularly through the establishment of collaborative arrangements with large, established companies.

   Our ability to commercialize our products and compete effectively will depend, in large part, on;

  . our ability to advance Provenge and Mylovenge through clinical trials and to successfully manufacture and market these vaccines;

  . the price of our vaccines relative to other products or competing treatments;

  . the effectiveness of our sales and marketing efforts and those of our marketing partners;

  . the perception by physicians and other members of the health care community of the safety, efficacy and benefits of our vaccines compared to those of competing products or therapies;

  . the willingness of physicians to adopt a new treatment regimen represented by our dendritic cell technology; and

  .  unfavorable publicity concerning cancer vaccines.

   Competition among products approved for sale will be based, among other things, upon efficacy, reliability, product safety, price and patent position. Our competitiveness will also depend on our ability to advance our technologies, license additional technology, maintain a proprietary position in our technologies and products, obtain required government and other public and private approvals on a timely basis, attract and retain key personnel and enter into corporate partnerships that enable us and our collaborators to develop effective products that can be manufactured cost-effectively and marketed successfully.

Governmental Regulation

   Governmental authorities in the United States and other countries extensively regulate the preclinical and clinical testing, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution, among other things, of our immunotherapeutics. In the United States, the FDA under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations subjects pharmaceutical products to rigorous review. If we do not comply with applicable requirements, we may be fined, our products may be recalled or seized, our production may be totally or partially suspended, the government may refuse to approve our marketing applications or allow us to distribute our products, and we may be criminally prosecuted. The FDA also has the authority to revoke previously granted marketing authorizations.

   In order to obtain approval of a new product from the FDA, we must, among other requirements, submit proof of safety and efficacy as well as detailed information on the manufacture and composition of the product. In most cases, this proof entails extensive laboratory tests, and preclinical and clinical trials. This testing, the preparation of necessary applications and processing of those applications by the FDA are expensive and typically take several years to complete. The FDA may not act quickly or favorably in reviewing these applications, and we may encounter significant difficulties or costs in our efforts to obtain FDA approvals that could delay or preclude us from marketing any products we may develop. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products. Regulatory authorities may withdraw product approvals if we fail to comply with regulatory standards or if we encounter problems following initial marketing. With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which we will have the exclusive right to exploit the products or technologies.

   After an investigational new drug application becomes effective, a sponsor may commence human clinical trials. The sponsor typically conducts human clinical trials in three sequential phases, but the phases may overlap. In Phase I clinical trials, the product is tested in a small number of patients or healthy volunteers, primarily for safety at one or more doses. In Phase II, in addition to safety, the sponsor evaluates the efficacy of the product in a patient population somewhat larger than Phase I clinical trials. Phase III clinical trials typically involve additional testing for safety and clinical efficacy in an expanded population at geographically dispersed test sites. The sponsor must submit to the FDA a clinical plan, or "protocol," accompanied by the approval of the institution participating in the trials, prior to commencement of each clinical trial. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time.

   The sponsor must submit to the FDA the results of the preclinical and clinical trials, together with, among other things, detailed information on the manufacture and composition of the product, in the form of a new drug application or, in the case of a biologic, a biologics license application. The FDA is regulating our therapeutic vaccine products as biologics and, therefore, we will be submitting biologics license applications to the FDA to obtain approval of our products. In a process which generally takes several years, the FDA reviews this application and, when and if it decides that adequate data is available to show that the new compound is both safe and effective and that other applicable requirements have been met, approves the drug or biologic for marketing. The amount of time taken for this approval process is a function of a number of variables, including the quality of the submission and studies presented, the potential contribution that the compound will make in improving the treatment of the disease in question, and the workload at the FDA. It is possible that our vaccines will not successfully proceed through this approval process or that the FDA will not approve them in any specific period of time, or at all.

   Congress enacted the Food and Drug Administration Modernization Act of 1997, in part, to ensure the availability of safe and effective drugs, biologics and medical devices by expediting the FDA review process for new products. The Modernization Act establishes a statutory program for the approval of fast track products, including biologics. A fast track product is defined as a new drug or biologic intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for this condition. Under the fast track program, the sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a fast track product at any time during the clinical development of the product.

   The Modernization Act specifies that the FDA must determine if the product qualifies for fast track designation within 60 days of receipt of the sponsor's request. The FDA can base approval of a marketing application for a fast track product on an effect, on a clinical endpoint or on another endpoint that is reasonably likely to predict clinical benefit. The FDA may subject approval of an application for a fast track product to post-approval studies to validate the surrogate endpoint or confirm the effect on the clinical endpoint and prior review of all promotional materials. In addition, the FDA may withdraw its approval of a fast track product on a number of grounds, including the sponsor's failure to conduct any required post-approval study with due diligence.

   If a preliminary review of clinical data suggests that a fast track product may be effective, the FDA may initiate review of sections of a marketing application for a fast track product before the sponsor completes the application. This rolling review is available if the applicant provides a schedule for submission of remaining information and pays applicable user fees. However, the time periods specified under the Prescription Drug User Fee Act concerning timing goals to which the FDA has committed in reviewing an application, do not begin until the sponsor submits the entire application.

   We may request fast track designation and orphan drug status for our vaccines. Orphan drug designation may be granted to those products developed to treat diseases or conditions that affect fewer than 200,000 persons in the United States. We believe that some of our target cancer patient populations meet these criteria. Under the law, the developer of an orphan drug may be entitled to seven years of market exclusivity following the approval of the product by the FDA, exemption from user fee payments to the FDA, and a 50% tax credit for the amount of money spent on human clinical trials. We cannot predict whether the FDA will grant these designations, nor can we predict the ultimate impact, if any, of the fast track process on the timing or likelihood of FDA approval of our immunotherapeutics.

   The FDA may, during its review of a new drug application or biologics license application, ask for additional test data. If the FDA does ultimately approve the product, it may require post-marketing testing, including potentially expensive Phase IV studies, and surveillance to monitor the safety and effectiveness of the drug. In addition, the FDA may in some circumstances impose restrictions on the use of the drug, which may be difficult and expensive to administer, and may require prior approval of promotional materials.

   Before approving a new drug application or biologics license application, the FDA will also inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facilities are in compliance with current Good Manufacturing Practices. In addition, the manufacture, holding, and distribution of a product must be in compliance with current Good Manufacturing Practices. Manufacturers must continue to expend time, money and effort in the area of production and quality control and record keeping and reporting to ensure full compliance with those requirements. The labeling, advertising, promotion, marketing and distribution of a drug or biologic product must be in compliance with FDA regulatory requirements. Failure to comply with applicable requirements can lead to the FDA demanding that production and shipment cease, and, in some cases, that the manufacturer recall products, or to FDA enforcement actions that can include seizures, injunctions and criminal prosecution. These failures can also lead to FDA withdrawal of approval to market the product.

   We are also subject to regulation by the Occupational Safety and Health Administration and the Environmental Protection Agency and to regulation under the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other regulatory statutes, and may in the future be subject to other federal, state or local regulations. Either or both of OSHA or the EPA may promulgate regulations that may affect our research and development programs. We are unable to predict whether any agency will adopt any regulation which could limit or impede on our operations.

   Sales of pharmaceutical products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. Whether or not we have obtained FDA approval, we must obtain approval of a product by comparable regulatory authorities of foreign countries prior to the commencement of marketing the product in those countries. The time required to obtain this approval may be longer or shorter than that required for FDA approval. The foreign regulatory approval process includes all the risks associated with FDA regulation set forth above, as well as country-specific regulations.

Employees

   As of March 31, 2000, we had 81 employees. None of our employees are subject to a collective bargaining agreement, and we believe that our relations with our employees are good.

Facilities

   We lease approximately 70,650 square feet of laboratory, manufacturing and office space in Seattle, Washington under a lease expiring December 2008. The lease may be extended at our option for two five-year periods. We sublease approximately 15,250 square feet of this facility under a lease expiring March 2004. We lease approximately 25,000 square feet of laboratory, manufacturing and office space in Mountain View, California under a lease expiring June 2001. This lease may be extended at our option for one five year period. We sublease approximately 18,600 square feet of this facility under a lease expiring June 2001.

Legal Proceedings

   We are not a party to any material legal proceedings.

                                   MANAGEMENT

Executive Officers and Directors

   Our directors and executive officers, their positions and ages as of March 31, 2000 are listed below. No family relationships exist among any of our directors or executive officers.

Name                                    Age Position
----                                    --- --------
Christopher S. Henney, Ph.D., D.Sc. ..   59 President, Chief Executive Officer and
                                            Director
T. Dennis George, J.D. ...............   62 Senior Vice President, Corporate Affairs,
                                            General Counsel and Secretary
Martin A. Simonetti...................   42 Chief Financial Officer, Vice President,
                                            Administration and Treasurer
David L. Urdal, Ph.D..................   50 Executive Vice President, Chief Scientific
                                            Officer, and Vice Chairman of the Board
Frank H. Valone, M.D. ................   50 Senior Vice President, Medical and
                                            Regulatory Affairs, and Chief Medical
                                            Officer
William Crouse (1)....................   57 Chairman of the Board
Gerardo Canet (2).....................   54 Director
Mark P. Carthy........................   39 Director
Timothy Harris, Ph.D. (1).............   49 Director
Ruth Kunath...........................   48 Director
Lowell E. Sears (2)...................   49 Director
Ralph Shaw, J.D. (1)..................   61 Director
Douglas Watson (2)....................   55 Director

--------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

   Christopher S. Henney, Ph.D., D.Sc., has served as our President, Chief Executive Officer, and Director since May 1995. In 1989, Dr. Henney co-founded ICOS Corporation, a publicly-held biotechnology company, where from 1989 to 1995, Dr. Henney served as Executive Vice President, Scientific Director and Director. In 1981, Dr. Henney co-founded Immunex Corporation, a publicly-held biotechnology company, where from 1981 to 1989, he held various positions, including Director, Vice Chairman and Scientific Director. Dr. Henney was also a former academic immunologist. Dr. Henney currently serves as a director of Techne Corporation, Sonus Pharmaceuticals Inc., and Bionomics, Inc. Dr. Henney received a B.Sc. with Honors, a Ph.D. in experimental pathology and a D.Sc. for his contributions to immunology from the University of Birmingham, England.

   T. Dennis George, J.D., has served as our Senior Vice President of Corporate Affairs, General Counsel and Secretary since December 1999. From 1977 until joining us, Mr. George was a partner in the law firm George, Hull, Porter & Kohli, P.S. in Seattle, Washington. Mr. George is a member of the Washington State, King County and American Bar Associations and is a former president of the Federal Bar Association of the Western District of Washington. Mr. George is admitted to the U.S. Supreme Court, U.S. Court of Appeals for the Ninth Circuit and U.S. District Courts for the Western and Eastern Districts of Washington. Mr. George received a B.S. with honors from Northern Michigan University and a J.D. with honors from the University of Wisconsin Law School.

   Martin A. Simonetti has served as our Chief Financial Officer, Vice President, Administration and Treasurer since joining us in January 1999. From 1991 to 1998, Mr. Simonetti was employed at Amgen Inc., a pharmaceutical company, where he held various positions, including Vice-President Operations and Finance of Amgen BioPharma and their Director of Colorado Operations. From 1984 to 1991, Mr. Simonetti was employed at Genentech, Inc., a biotechnology company, first as a scientist in their Medicinal and Analytical Chemistry Department and later, after obtaining an M.B.A., as a financial analyst and quality group controller.

Mr. Simonetti received a B.S. and an M.S. in Nutrition from the University of California, Davis and an M.B.A. from the University of Santa Clara.

   David L. Urdal, Ph.D., has served as our Executive Vice President since January 1999 and as our Chief Scientific Officer and Vice Chairman of our Board of Directors since joining us in July 1995. From 1982 until July 1995, Dr. Urdal held various positions with Immunex Corporation, including President of Immunex Manufacturing Corporation, Vice President and Director of Development, and head of the departments of biochemistry and membrane biochemistry. Dr. Urdal received a B.S. and M.S. in Public Health and a Ph.D. in Biochemical Oncology from the University of Washington.

   Frank H. Valone, M.D., has served as our Senior Vice President, Medical and Regulatory Affairs, since January 1999 and as our Chief Medical Officer since 1994. From 1991 until joining us, Dr. Valone was Associate Professor of Medicine at Dartmouth-Hitchcock Medical Center, Norris Cotton Cancer Center. From 1984 to 1991, Dr. Valone held various positions at the VA Medical Center in San Francisco, including Chief of Hematology/Oncology. From 1982 to 1991, Dr. Valone held faculty positions at the University of California, San Francisco, including Associate Professor of Medicine. Prior to that time, Dr. Valone served as an instructor in Medicine at Harvard Medical School and instructor in Medical Oncology at the Dana Farber Cancer Institute. Dr. Valone received a B.A. from Hamilton College and an M.D. from Harvard Medical School.

   William Crouse has served as Chairman of our Board of Directors since April 1995 and as a Director since January 1994. Since 1994, Mr. Crouse has been Managing Director of HealthCare Ventures LLC, the management company for HealthCare Ventures III, L.P., HealthCare Ventures IV, and HealthCare Ventures V, L.P., venture capital funds specializing in biotechnology. Prior to joining HealthCare Ventures LLC, Mr. Crouse was Worldwide President of Ortho Diagnostic Systems, Inc., a manufacturer of diagnostic tests and reagents, and a Vice President of Johnson & Johnson International, from 1987 to 1993. Mr. Crouse currently serves as a director of BioTransplant Inc. Mr. Crouse received a B.S. in Finance and Economics from Lehigh University and an M.B.A. with Distinction in Marketing Management from Pace University.

   Gerardo Canet has served as one of our Directors since December 1996. Mr. Canet has been President, Chief Executive Officer and chairman of the board of IntegraMed America, Inc., a manager of reproductive fertility centers, since 1994. From 1989 to 1994, Mr. Canet held various executive management positions with Curative Health Services, Inc., most recently as Executive Vice President and President of its Wound Care Business Unit. From 1979 to 1989, Mr. Canet held various management positions with Kimberly Quality Care, Inc., a provider of home health care services, most recently as Executive Vice President and Chief Operating Officer. Mr. Canet currently serves as a director of Curative Health Services, Inc. Mr. Canet received a B.A. in Economics from Tufts University and an M.B.A. from Suffolk University.

   Mark P. Carthy has served as one of our Directors since March 2000. Since September 1998, Mr. Carthy has been a biotechnology portfolio manager for Morningside Ventures, which advises Kummell Investments Limited. From April 1997 to October 1998, Mr. Carthy was Chief Business Officer at Cubist Pharmaceuticals, a biotechnology company. From January 1992 to April 1997,
Mr. Carthy was the Senior Director of Business Development for Vertex Pharmaceuticals Inc. Mr. Carthy currently serves as a director of Variagenics, Inc. Mr. Carthy received a B.E. in Chemical Engineering from the University College Dublin, an M.Sc. in Chemical Engineering from the University of Missouri and an M.B.A. from the Harvard Business School.

   Timothy Harris, Ph.D., has served as one of our Directors since February 1999. Dr. Harris has been President and Chief Executive Officer of Structural Genomix, a biotechnology company, since April 1999. From 1993 to January 1999, Dr. Harris was Senior Vice President of Research and Development for Sequana Therapeutics Inc., which became Axys Pharmaceuticals, Inc., a pharmaceutical company, in 1998. Before joining Sequana, Dr. Harris was Director of Biotechnology at Glaxo Group Research in England. Dr. Harris received a B.S. and a Ph.D. in Virology from the University of Birmingham, England.

   Ruth Kunath has served as one of our Directors since December 1999. Ms. Kunath has been biotechnology portfolio manager for Vulcan Ventures Incorporated, a venture capital firm founded by Paul G. Allen to research and implement his investments, since 1992. Prior to her employment at Vulcan Ventures Incorporated, Ms. Kunath spent nine years managing Seattle Capital Management Equity transactions and eight years as the Senior Portfolio Manager for the healthcare sector of Bank of America Capital Management. Ms. Kunath currently serves as a director of VaxGen, Inc. Ms. Kunath received a B.A. from DePaul University and is a Certified Financial Analyst.

   Lowell E. Sears has served as one of our Directors since November 1995. Since 1994, Mr. Sears has been Chairman and Chief Executive Officer of Sears Capital Management, Inc., a life sciences venture capital and portfolio management company. Prior to founding Sears Capital Management, Inc., Mr. Sears was Chief Financial Officer of Amgen Inc., from 1988 to 1994, and also served as its Senior Vice President responsible for the Asia-Pacific region. Mr. Sears currently serves as a director for Neose Technologies, Inc. and Techne Corporation. Mr. Sears received a B.A. in economics from Claremont McKenna College and an M.B.A. from Stanford University.

   Ralph Shaw, J.D., has served as one of our Directors since March 1996. Since January 1983, Mr. Shaw has been the general partner of Shaw Venture Partners, a venture capital firm formed by Mr. Shaw and U.S. Bancorp in 1983. In 1980, Mr. Shaw formed Shaw Management Company, an investment counseling firm. Mr. Shaw currently serves as a director of Schnitzer Steel Industries, Inc. Mr. Shaw received a B.B.A. in Public Accounting from Hofstra University and a J.D. from New York University's School of Law.

   Douglas Watson has served as one of our Directors since February 2000. Mr. Watson is Chief Executive Officer of Pittencrieff Glen Associates, a consulting firm which he founded in June 1999. From January 1997 to May 1999, Mr. Watson served as President and Chief Executive Officer of Novartis Corporation, a pharmaceutical company. From April 1996 to December 1996, Mr. Watson served as President and Chief Executive Officer of Ciba-Geigy Corporation. From April 1986 to March 1996, Mr. Watson served as the President of Ciba Pharmaceuticals Division. Mr. Watson's career spanned 33 years with Novartis, having joined Geigy (UK) Ltd. in 1966. Mr. Watson currently serves as a director of Engelhard Corporation, a supplier of environmental technologies and chemical products, and Summit Bank Corporation. Mr. Watson received an M.A. in Pure Mathematics from Churchill College, Cambridge University.

Board Composition

   We currently have authorized ten directors. Upon the closing of this offering, the terms of office of our directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2001; Class II, whose terms will expire at the annual meeting of stockholders to be held in 2002; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2003. The Class I directors are Gerardo Canet, Mark Carthy and Ralph Shaw; the Class II directors are William Crouse, Timothy Harris and Ruth Kunath; and the Class III directors are Christopher Henney, Lowell Sears, David Urdal and Douglas Watson. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. In addition, our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control or management of Dendreon, although our directors may be removed for cause by the affirmative vote of the holders of a majority of our common stock.


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

Board Committees

   Audit Committee. Our audit committee consists of Gerardo Canet, Lowell Sears and Douglas Watson. Lowell Sears serves as chairman of our audit committee. The audit committee:

  . makes recommendations to our board of directors about the selection of independent auditors;

  . reviews the results and scope of the audit and other services provided by our independent auditors; and

  .  reviews and evaluates our internal controls.

   Compensation Committee. Our compensation committee consists of William Crouse, Timothy Harris and Ralph Shaw. William Crouse serves as chairman of our compensation committee. The compensation committee:

  . reviews and approves the compensation and benefits for our executive officers;

  .  administers our stock option plans; and

  . makes recommendations to our board of directors about compensation matters.

Compensation Committee Interlocks and Insider Participation

   Decisions about executive compensation are made by the compensation committee. No member of our compensation committee has been an officer or employee of ours at any time. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

   The following table sets forth all compensation awarded to, earned by, or paid by us during the fiscal year ended December 31, 1999, to our chief executive officer and president and all of our most highly compensated executive officers whose salary and bonus for the fiscal year exceeded $100,000. Collectively, these individuals are referred to as "Named Executive Officers."

                           Summary Compensation Table

                                                                    Long-term
                                         Annual Compensation   Compensation Award
                                        --------------------- ---------------------
                                                              Securities Underlying    All other
     Name and Principal Position        Salary($) Bonus($)(1)      Options (#)      Compensation($)
     ---------------------------        --------- ----------- --------------------- ---------------
Christopher S. Henney, Ph.D., D.Sc. ..  $300,000   $100,000          65,450                --
 President, Chief Executive Officer
 and Director
David L. Urdal, Ph.D.,................   240,000     50,000          39,270                --
 Executive Vice President, Chief
 Scientific Officer and Vice Chairman
 of the Board
Frank H. Valone, M.D. ................   215,000     25,000          16,500             34,424(3)
 Senior Vice President, Clinical &
 Regulatory Affairs, and Chief Medical
 Officer
Martin A. Simonetti...................   175,000     20,000          88,000(2)          44,107(4)
 Chief Financial Officer, Vice
 President, Administration, and
 Treasurer

--------
(1)  Consists of bonus earned during fiscal 1999 and paid in January 2000.
(2) Represents options granted in January 1999 pursuant to commencement of employment.
(3)  Consists of temporary housing expenses and tax gross up payment.
(4)  Consists of relocation expenses and tax gross up payment.

   The following table shows certain information regarding stock options granted to our Named Executive Officers during fiscal 1999. No stock appreciation rights were granted in fiscal 1999. All options granted to these executive officers in the last fiscal year were granted under our equity incentive plan. Each option has a ten-year term, subject to earlier termination if the optionee's service with us terminates. Unless otherwise noted, options vest at the rate of 25% on the anniversary of the vesting commencement date and 1/48th monthly thereafter in 36 equal installments. The percentage of total options set forth below is based on options to purchase 665,720 shares of common stock granted to employees during fiscal 1999. All options are granted at the fair market value on the date of grant as determined by our board of directors. Potential realizable values are net of exercise price, but before associated taxes based on the terms of the option at the time of grant. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock price. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to our Named Executive Officers. The assumed 5% and 10% rates of stock appreciation are based on the initial public offering price of $10.00 per share.

                       Option Grants in Last Fiscal Year

                                                                         Potential Realizable
                                                                           Value at Assumed
                                                                            Annual Rates of
                         Number of                                            Stock Price
                           Shares   % of Total                             Appreciation for
                         Underlying  Options                                Option Term(1)
                          Options   Granted to Exercise Price Expiration ---------------------
          Name            Granted   Employees   Per Share($)     Date        5%        10%
          ----           ---------- ---------- -------------- ---------- ---------- ----------
Christopher S. Henney,
 Ph.D, D.Sc. ...........   65,450       9.8        $0.91        1/1/09   $1,006,552 $1,638,045
David L. Urdal, Ph.D....   39,270       5.9         0.91        1/1/09      603,931    982,827
Frank H. Valone, M.D....   16,500       2.5         0.91        1/1/09      253,753    412,953
Martin A. Simonetti.....   88,000      13.2         0.91        1/1/09    1,353,347  2,202,413

--------

(1) Potential realizable values are computed by multiplying the number of shares of common stock subject to a given option by the initial public offering price of $10.00 per share, assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option and subtracting from that result the aggregate option exercise price.

Options Exercises and Holdings

   The following table sets forth the number of shares of common stock acquired upon the exercise of stock options by the Named Executive Officers during fiscal 1999, and the number and value of the shares of common stock underlying unexercised options held by the Named Executive Officers as of December 31, 1999. The value realized is based on the fair market value of the underlying securities as of the date of exercise, minus the per share exercise price, multiplied by the number of shares underlying the option. The value of unexercised in-the-money options is based on the initial public offering price of $10.00 per share less the exercise price, multiplied by the number of shares underlying the option. All options were granted under our 1996 Equity Incentive Plan. Unless otherwise noted, these options generally vest at the rate of 25% on the anniversary of the vesting commencement date and 1/48th monthly thereafter in 36 equal installments.

                         Fiscal Year-End Option Values

                                                                       Number of
                                                                   Shares Underlying       Value of Unexercised
                                           Number of            Unexercised Options at    In-the-Money Options at
                                            Shares                 December 31, 1999         December 31, 1999
                                           Acquired    Value   ------------------------- -------------------------
                  Name                    on Exercise Realized Exercisable Unexercisable Exercisable Unexercisable
                  ----                    ----------- -------- ----------- ------------- ----------- -------------
Christopher S. Henney, Ph.D, D.Sc. (1)..    211,026   $82,461     79,110      241,776    $  678,038   $2,041,122
David L. Urdal, Ph.D. (2)...............     92,571    30,958        --       108,434           --       910,126
Frank H. Valone, M.D. (3)...............     11,000     4,900    146,380       40,620     1,257,584      339,966
Martin A. Simonetti.....................        --        --         --        88,000           --       720,000

--------
(1) Of Dr. Henney's options to purchase 320,886 shares of common stock as of December 31, 1999, options to purchase 132,554 shares of common stock will vest in 2001 or upon consummation of this offering, whichever occurs first.
(2) Of Dr. Urdal's options to purchase 108,434 shares of common stock as of December 31, 1999, options to purchase 44,185 shares of common stock will vest in 2001 or upon consummation of this offering, whichever occurs first.
(3) Of Dr. Valone's options to purchase 187,000 shares of common stock as of December 31, 1999, options to purchase 64,625 shares of common stock vested on the date of grant.

Employment Contracts, Termination of Employment and Change-in-Control
Arrangements

   In October 1998, we entered into an employment letter agreement with Drs. Henney and Urdal. This agreement provides that Dr. Henney will receive an annual base salary of $300,000 and Dr. Urdal will receive an annual base salary of $240,000. In addition, Dr. Henney was granted an option to purchase 44,000 shares of our common stock at an exercise price of $0.91 per share, which vests monthly on a pro rata basis over four years, beginning May 1, 1998. Dr. Urdal was granted an option to purchase 16,500 shares of our common stock at an exercise price of $0.91 per share, which vests monthly on a pro rata basis over four years, beginning July 1, 1998. Under the agreement, we reaffirmed the 1995 grant of options to purchase 198,832 shares of our common stock at an exercise price of $0.46 per share to Dr. Henney and options to purchase 66,277 shares of our common stock at an exercise price of $0.46 per share to Dr. Urdal. One-third of these options granted in 1995 vested when we entered into a strategic collaboration with Kirin Brewery Co., Ltd. in December 1998, and two-thirds of these options will vest upon the consummation of this offering or 2001, whichever occurs first. With the exception of these 1995 options, the agreement further provides that the vesting of all stock options held by Drs. Henney and Urdal, respectively, will accelerate by one year if Drs. Henney or Urdal are terminated for any reason other than cause.

Director Compensation

   Dr. Harris and Messrs. Canet, Sears and Watson currently receive $1,500 for each board meeting attended in person and $500 for each committee meeting attended in person, as compensation for their services as members of our board of directors and as members of committees of our board of directors. They are also reimbursed for out-of-pocket expenses incurred in connection with board and committee meeting attendance. Messrs. Carthy, Crouse, Shaw, Ms. Kunath and directors who are our employees do not receive any cash compensation for serving on our board of directors or committees of our board of directors.

   From time to time, some of our directors have received grants of options to purchase shares of our common stock under our equity incentive plans. In May 2000, pursuant to our 2000 Equity Incentive Plan, Messrs. Canet and Sears each received an annual stock option grant to purchase 6,600 shares of our common stock at an exercise price of $4.55 per share, which fully vest on the first anniversary date of grant. In March 2000, Dr. Harris received an option to purchase 16,500 shares of our common stock at an exercise price of $4.55 per share, which vest at the rate of 33 1/3% per year. Upon joining our board of directors, in January 2000 and February 2000, Ms. Kunath and Mr. Watson, respectively, each received an option to purchase 26,400 shares of our common stock at an exercise price of $1.82 per share, which vest at the rate of 25% on the first anniversary from the date of grant and 1/48th monthly thereafter. In May 1999, Messrs. Canet and Sears each received an option to purchase 6,875 shares of our common stock at an exercise price of $0.91 per share. These options were fully vested and immediately exercisable as of the date of grant. Upon joining our board of directors in February 1999, Dr. Harris received an option to purchase 27,500 shares of our common stock at an exercise price of $0.91 per share. In October 1995, Mr. Sears was granted an option to purchase an aggregate of 8,250 shares of our common stock at an exercise price of $5.45 per share, 6,875 of which were fully vested and immediately exercisable as of the date of grant and the remaining 1,375 vest at the rate of 25% on the first anniversary from the date of grant and 1/48th monthly thereafter pursuant to a consulting agreement between Mr. Sears and us. The consulting agreement terminated pursuant to its terms in October 1999.

   Under the 2000 Equity Incentive Plan, Dr. Harris and Messrs. Canet, Sears and Watson, and any newly elected directors, will each receive automatic annual stock option grants for serving on our board of directors. See "Management-- Employee Benefit Plans."

Employee Benefit Plans

 2000 Equity Incentive Plan

   Our board of directors adopted, on March 1, 2000, and our stockholders approved on May 1, 2000, our 2000 Equity Incentive Plan. The 2000 Equity Incentive Plan is an amendment and restatement of our 1996 Equity Incentive Plan (the "1996 Plan"). A total of four million four hundred thousand (4,400,000) shares of common stock have been authorized for issuance under the 2000 Equity Incentive Plan. Each year, the number of shares reserved for issuance under the plan will automatically be increased by the least of (i) five percent (5%) of the total number of shares of our common stock then outstanding, (ii) five hundred fifty thousand (550,000) shares, or (iii) a number to be determined by the board of directors. Shares subject to stock awards that have expired or otherwise terminated without having been exercised in full again become available for grant, but exercised shares repurchased by us under a right of repurchase will not again become available for grant.

   The 2000 Equity Incentive Plan permits the grant of options to our employees, directors, consultants and those of our affiliates. Options may be either incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to employees or nonstatutory stock options. In addition, the 2000 Equity Incentive Plan permits the grant of stock bonuses and rights to purchase restricted stock. No person may be granted options covering more than five hundred fifty thousand (550,000) shares of common stock in any calendar year.

   The 2000 Equity Incentive Plan is administered by the board of directors or a committee appointed by the board of directors. The board of directors has delegated the authority to administer the 2000 Equity Incentive

Plan to the compensation committee. Subject to the limitations set forth in the 2000 Equity Incentive Plan, the compensation committee has the authority to select the eligible persons to whom award grants are to be made, to designate the number of shares to be covered by each award, to determine whether an option is to be an incentive stock option or a nonstatutory stock option, to establish vesting schedules, to specify the exercise price of options and the type of consideration to be paid upon exercise and, subject to applicable restrictions, to specify other terms of awards.

   The maximum term of options granted under the 2000 Equity Incentive Plan is ten years. Incentive stock options granted under the 2000 Equity Incentive Plan generally are non-transferable. Nonstatutory stock options generally are non-transferable, although the applicable option agreement may permit some transfers. Options generally expire three months after the termination of an optionholder's service. However, if an optionholder is permanently disabled or dies during his or her service, that person's options generally may be exercised up to 12 months following disability or 18 months following death.

   The exercise price of options granted under the 2000 Equity Incentive Plan is determined by the board of directors, committee or administrator in accordance with the guidelines set forth in the 2000 Equity Incentive Plan. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of the grant. The exercise price of a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant.

   Options granted under the 2000 Equity Incentive Plan vest at the rate determined by the board of directors, committee or administrator and specified in the option agreement. Typically, options granted under this plan vest over four years, at the rate of 25% of the shares subject to the option vesting after one year from the grant date and then vest monthly thereafter. The terms of any stock bonuses or restricted stock purchase awards granted under the 2000 Equity Incentive Plan will be determined by the board of directors, committee or administrator. The purchase price of restricted stock under any restricted stock purchase agreement will not be less than 85% of the fair market value of our common stock on the date of grant. Stock bonuses and restricted stock purchase agreements awarded under the 2000 Equity Incentive Plan are generally non-transferable, although the applicable award agreement may permit some transfers.

   Non-Employee Director Stock Option Grants. The 2000 Equity Incentive Plan also provides for automatic stock option grants to non-employee directors serving on the board of directors who were invited to join the board of directors other than in connection with the director's investment in the company at the time of the director's election to the board of directors. Each person who is elected or appointed for the first time to be a non-employee director subsequent to the adoption of the Equity Incentive Plan will receive an initial grant on the date of his or her election or appointment to the board of directors to purchase twenty-four thousand (24,000) shares of our common stock. All options granted to non-employee directors will be granted at the fair market value of the common stock on the date of grant.

   The 2000 Equity Incentive Plan also provides that eligible non-employee directors will automatically receive an annual grant to purchase six thousand (6,000) shares of our common stock commencing, as applicable, on the fourth anniversary of (i) the date of the initial grant to the director or (ii) the initial election of the non-employee director to the board of directors. Messrs. Crouse, Carthy and Shaw are not eligible for automatic grants under the 2000 Equity Incentive Plan.

   The non-employee director stock options will have a maximum term of ten years for an initial grant and five years for an annual grant, and generally must be exercised prior to the earliest of 18 months following the death of the non-employee director, 12 months from the termination of service on the board of directors by the non-employee director due to a disability, 3 months from the termination of the service of the non-employee director for any other reason, or the expiration of the original term of the stock option. Twenty-five percent of shares pursuant to each initial grant of a non-employee director option vest one year from the date of grant and 1/48th of the shares vest monthly thereafter. One hundred percent of the shares pursuant to each annual grant of a non-employee director option vest one year from the date of grant.

   Upon some types of changes in control in our ownership, all outstanding stock awards under the 2000 Equity Incentive Plan must either be assumed or substituted by the surviving entity. In the event the surviving entity does not assume or substitute the stock awards, then the vesting and exercisability of outstanding awards will accelerate prior to the change in control and the awards will terminate to the extent they are not exercised prior to the change in control. The stock options will not be transferable except as otherwise provided in a stock option agreement to the extent permitted by federal securities laws and regulations.

   The board of directors may amend or terminate the 2000 Equity Incentive Plan at any time. Amendments will generally be submitted for stockholder approval to the extent required by applicable law.

   As of March 31, 2000, we had issued and outstanding under the 2000 Equity Incentive Plan options to purchase 1,929,263 shares of common stock. The per share exercise prices of these options range from $0.46 to $4.55. As of March 31, 2000, 1,254,598 shares remain available for grant under the 2000 Equity Incentive Plan.

 2000 Employee Stock Purchase Plan

   Effective upon the completion of this offering, we will implement the 2000 Employee Stock Purchase Plan, which was approved by the board of directors on March 1, 2000. A total of one million four hundred eighty-five thousand (1,485,000) shares of common stock have been reserved for issuance under this purchase plan. Each year, the number of shares reserved for issuance under the purchase plan will automatically be increased by the least of (i) one percent (1%) of the total number of shares of our common stock then outstanding,
(ii) four hundred thousand (400,000) shares, or (iii) a number determined by the board of directors. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of section 423 of the Internal Revenue Code. Under the 2000 Employee Stock Purchase Plan, the board of directors or a committee comprised of at least two members of the board of directors may authorize participation by eligible employees, including officers, in periodic offerings following the commencement of the purchase plan. The initial offering under the purchase plan will commence on the effective date of this offering and terminate on July 31, 2002. It will have purchase dates on January 31, 2001, July 31, 2001, January 31, 2002 and July 31, 2002.

   Unless otherwise determined by the board of directors, employees are eligible to participate in the 2000 Employee Stock Purchase Plan only if they are customarily employed by us or one of our subsidiaries designated by the board of directors for at least twenty (20) hours per week and five (5) months per calendar year and have completed at least ten (10) days of continued employment. The ten (10) day continued employment requirement will be waived for the initial offering. Employees who participate in an offering may have up to fifteen percent (15%) of their eligible earnings withheld under the purchase plan. The amount withheld is then used to purchase shares of the common stock on specified dates determined by the board of directors. The price of common stock purchased under the purchase plan will be equal to 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in an offering at any time during that offering, and their participation will end automatically on termination of their employment with us or one of our affiliates.

   In the event of a merger, reorganization, consolidation or liquidation that involves us, the board of directors has discretion to provide that each right to purchase common stock will be assumed or an equivalent right substituted by the successor corporation or the board of directors may provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to a merger or other transaction. The board of directors has the authority to amend or terminate the purchase plan, provided, however, that no action may limit or reduce any outstanding rights to purchase common stock.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   The following is a summary of certain related party transactions since January 1997 to which we were or are a party or in which certain of our executive officers, directors or 5% stockholders have or had a direct or indirect material interest. We believe that each of these agreements was made on terms at least as fair to us as could have been obtained from unaffiliated third parties.

 Series C Preferred Stock

   From June 1997 to and August 1997, we sold an aggregate of 3,308,179 shares of Series C preferred stock at a price per share of $3.60 to a group of private investors that include the following directors, officers and 5% stockholders:

                                                             Shares of Series C
         Purchaser                                            Preferred Stock
         ---------                                           ------------------
     HealthCare Ventures V, L.P. ...........................      277,777
     Kummell Investments Limited............................      833,333
     New York Life Insurance Company........................      555,555
     Sanderling III Biomedical, L.P. .......................       27,960
     Sanderling III Limited Partnership.....................       84,037
     Sanderling IV Biomedical Co-Investment Fund, L.P. .....      416,666
     Sanderling Venture Partners III, L.P. .................      162,231
     Sanderling Ventures Management.........................        3,550
     Sears Living Trust DTD 3/11/91.........................       13,888
     Shaw Venture Partners III, L.P. .......................      138,889
     Vulcan Ventures Incorporated...........................      277,777

   Ralph Shaw, one of our directors, is a general partner of Shaw Venture Partners III, L.P. Lowell E. Sears, one of our directors, is the trustee of Sears Living Trust DTD 3/11/91. Mark P. Carthy, one of our directors, advises Kummell Investments Limited on its venture capital portfolio.

 Series D Preferred Stock

   In July 1998, we sold an aggregate of 937,000 shares of Series D Preferred Stock at a price per share of $5.00 to a group of private investors that include the following directors, officers and 5% stockholders:

                                                              Shares of Series D
         Purchaser                                             Preferred Stock
         ---------                                            ------------------
     Kummell Investments Limited.............................       50,000
     New York Life Insurance Company.........................      120,000
     Shaw Venture Partners III, L.P. ........................      100,000
     Vulcan Ventures Incorporated............................      200,000

 Series E Preferred Stock

   From September 1999 to February 2000, we sold an aggregate of 4,069,553 shares of Series E Preferred Stock at a price per share of $4.25 to a group of private investors that include the following directors, officers and 5% stockholders:

                                                            Shares of Series E
         Purchaser                                           Preferred Stock
         ---------                                          ------------------
     HealthCare Ventures V, L.P. ..........................       235,300
     Kummell Investments Limited...........................       117,650
     New York Life Insurance Company.......................       117,650
     Sanderling Venture Partners IV Co-Investment Fund,
      L.P. ................................................       117,650
     Sears Living Trust DTD 3/11/91........................        10,000
     Shaw Venture Partners III, L.P. ......................        70,585
     Martin A. & Mary Ann Simonetti........................        10,000
     Vulcan Ventures Incorporated..........................     2,352,950

 Other Transactions

   In December 1996, we entered into an employment agreement with Christopher
S. Henney, Ph.D., D.Sc., our President and Chief Executive Officer. This agreement terminated pursuant to its terms in April 1998. In December 1996, we entered into an employment agreement with David L. Urdal, Ph.D., our Executive Vice President, Chief Scientific Officer and Vice Chairman of our board of directors. This agreement terminated pursuant to its terms in July 1998.

   We have entered into compensation arrangements with some of our directors as described in "Management--Director Compensation."

   We have entered into employment arrangements with some of our executive officers as described in "Management--Employment Contracts, Termination of Employment and Change-in-Control Arrangements."

   We have granted registration rights to all of the above stockholders as described under "Description of Capital Stock--Registration Rights."

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of common stock as of March 31, 2000, and as adjusted to reflect the completion of this offering and the concurrent issuance of shares to Kirin, by
(1) each person (or group of affiliated persons) known by us to own beneficially more than five percent of the outstanding shares of our common stock, (2) each of our directors and executive officers, and (3) all of our directors and executive officers as a group. Unless otherwise indicated, the address of each of the named individuals is c/o Dendreon Corporation, 3005 First Avenue, Seattle, Washington 98121. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock subject to options or warrants that are exercisable or will become exercisable within 60 days of March 31, 2000 are deemed outstanding for the purpose of computing the percentage of ownership of the person or entity holding options or warrants but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. Percentage of shares beneficially owned is based on (1) 15,871,540 shares of common stock outstanding as of March 31, 2000, after giving effect to the conversion of all preferred stock into 14,386,945 shares of common stock and (2) 20,871,540 shares of common stock to be outstanding upon the consummation of this offering, including 500,000 shares to be issued to Kirin concurrently with the closing of this offering.

                                              Shares    Percentage Beneficially Owned
                                           Beneficially ------------------------------
Name and Address                              Owned     Before Offering After Offering
----------------                           ------------ --------------- --------------
5% Stockholders
Entities affiliated with HealthCare
 Ventures LLC (1)........................    3,809,322       23.8%           18.2%
 44 Nassau Street
 Princeton, NJ 08542
Vulcan Ventures Incorporated (2).........    3,436,491       21.7            16.5
 110-110th Avenue NE, Suite 550
 Bellevue, WA 98004
Entities affiliated with Sanderling
 Ventures (3)............................    1,215,991        7.7             5.8
 2730 Sand Hill Road, Suite 200
 Menlo Park, CA 94025
Kummell Investments Limited (4)..........    1,101,081        6.9             5.3
 Suite 835A
 Europort, Gibraltar (via London)
New York Life Insurance Co. (5)..........      872,525        5.5             4.2
 Venture Capital Group, Room 207
 51 Madison Avenue
 New York, NY 10010

Named Executive Officers and Directors
Christopher S. Henney, Ph.D., D.Sc. (6)..      273,769        1.7             1.3
T. Dennis George, J.D....................          --           *               *
Martin A. Simonetti (7)..................       40,333          *               *
David L. Urdal, Ph.D. (8)................      293,091        1.8             1.4
Frank H. Valone, M.D. (9)................      190,040        1.2               *
William Crouse (1).......................    3,809,322       23.8            18.2
Gerardo Canet (10).......................       41,250          *               *
Mark P. Carthy (4).......................    1,101,081        6.9             5.3
Timothy Harris, Ph.D (11)................        6,875          *               *
Ruth Kunath (2)..........................    3,436,491       21.7            16.5
Lowell E. Sears (12).....................      154,932        1.0               *
Ralph Shaw, J.D. (13)....................      671,178        4.3             3.2
Douglas Watson...........................          --           *               *
All executive officers and directors as a
 group (13 persons) (14).................   10,018,362       61.5            47.0

--------
  *  Represents beneficial ownership of less than 1%.
 (1) Includes 2,423,699 shares and warrants to purchase 84,639 shares held by HealthCare Ventures III, L.P., 711,745 shares and warrants to purchase 24,855 shares held by HealthCare Ventures IV, L.P. and 564,384 shares held by HealthCare Ventures V, L.P. Mr. William Crouse, one of our directors, is the Managing Director of HealthCare Ventures LLC, the management company for HealthCare Ventures III, L.P., HealthCare Ventures IV, L.P., and HealthCare Ventures V, L.P. and may be deemed to share voting and investment control over these shares. Mr. Crouse disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

 (2) Ms. Ruth Kunath, one of our directors, manages the Vulcan Venture Biotechnology Portfolio as an employee of Vulcan Ventures Incorporated and may be deemed to share voting and investment control over these shares. Ms. Kunath disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein. Vulcan Ventures has expressed an interest to purchase shares in the offering from the underwriters and any purchase that may occur is not reflected in the shares beneficially owned.

 (3) Includes 63,234 shares held by Sanderling III Biomedical, L.P.; 190,063 shares held by Sanderling III Limited Partnership; 458,332 shares held by Sanderling IV Biomedical Co-Investment Fund, L.P.; 129,415 shares held by Sanderling Venture Partners IV Co-Investment Fund, L.P.; 366,915 shares held by Sanderling Venture Partners III, L.P.; and 8,032 shares held by Sanderling Ventures Management. Dr. Robert McNeil and Mr. Fred Middleton, the General Partners of each of the Sanderling partnerships, exercise shared voting and investment control over all shares held by each of the Sanderling partnerships.
 (4) Morningside Ventures Inc. advises Kummell Investments Limited on its venture capital investments. Mr. Carthy, one of our directors, is the biotechnology portfolio manager for Morningside Ventures Inc. Mr. Carthy disclaims beneficial ownership of the shares held by Kummell Investments Limited except to the extent of his pecuniary interest therein. The Venture Investment Committee of the Board of Directors of Kummell holds voting and dispositive control of the shares of Dendreon held by Kummell Investments. The members of the Venture Investment Committee are Lars Sorensen and Steve McDonald.
 (5) Mr. Richard F. Drake, the New York Life Insurance Company Director of Venture Capital, exercises voting and investment control over these shares.
 (6) Includes 5,936 shares issuable on exercise of outstanding options exercisable within 60 days of March 31, 2000 and options to purchase 132,554 shares of common stock which will vest upon consummation of this offering.
 (7) Includes 3,667 shares issuable on exercise of outstanding options exercisable within 60 days of March 31, 2000.
 (8) Includes 213,170 shares held jointly with Shirley G. Urdal. Also includes 3,468 shares issuable on exercise of outstanding options exercisable within 60 days of March 31, 2000 and options to purchase 44,185 shares which will vest upon consummation of this offering.
 (9) Includes: (a) 15,458 shares held by Judy Valone, Trustee for Frank H. Valone III; (b) 15,780 shares held by Judy Valone, Trustee for Justin Valone; (c) 14,817 shares held by Judy Valone, Trustee for Elizabeth L. Valone; and (d) 96,909 shares issuable on exercise of outstanding options exercisable within 60 days of March 31, 2000. As trustee for Frank H. Valone III, Justin Valone and Elizabeth L. Valone, Ms. Judy Valone, the spouse of Frank Valone, holds voting and dispositive power over all shares held by the trusts.
(10) Includes 13,750 shares issuable on exercise of outstanding options exercisable within 60 days of March 31, 2000.
(11) Includes 6,875 shares issuable on exercise of outstanding options exercisable within 60 days of March 31, 2000.
(12) Includes 138,210 shares held by the Sears Living Trust DTD 3/11/91 and 6,875 shares issuable on exercise of outstanding options exercisable within 60 days of March 31, 2000. As the trustee of the Sears Living Trust DTD 3/11/91, Mr. Sears has voting and dispositive power over all shares held by the trust.
(13) Includes 663,112 shares held by Shaw Venture Partners III, L.P. Mr. Ralph Shaw is a general partner of Shaw Venture Partner III, L.P. Mr. Shaw disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(14) Includes an aggregate of 314,219 shares of common stock issuable on exercise of outstanding options exercisable upon completion of this offering or within 60 days of March 31, 2000 and warrants to purchase in aggregate of 109,494 shares.

                          DESCRIPTION OF CAPITAL STOCK

   On the closing of this offering, our authorized capital stock will consist of 80,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value.

Common Stock

   As of March 31, 2000, there were 15,871,540 shares of common stock outstanding that were held of record by approximately 146 stockholders. There will be 20,871,540 shares of common stock outstanding after giving effect to the sale of the shares of common stock to the public offered hereby and the sale of 500,000 shares of common stock at the initial public offering price to Kirin in a private placement concurrent with the closing of this offering.

   The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably all dividends, if any, as may be declared from time to time by the board of directors out of funds legally available. In the event of the liquidation, dissolution or winding up of Dendreon, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

   On our closing of this offering, our certificate of incorporation will authorize 10,000,000 shares of preferred stock. The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of any series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Dendreon without further action by the stockholders. For example, the board of directors could issue preferred stock that has the power to prevent a change of control transaction. The issuance of preferred stock with voting and conversion rights may decrease the voting power of the holders of common stock, including the loss of voting control to others. We currently have no plans to issue any preferred stock.

Warrants

   Upon completion of this offering, we will have outstanding warrants to purchase 532,543 shares of common stock. Some of these warrants were exercisable for preferred stock, but upon the closing of the offering, they will automatically become warrants to purchase shares of our common stock. The numbers of shares, exercise prices and dates of these warrants are summarized below:

      Number
     of Shares        Exercise Price                     Expiration Date
     ---------        --------------                     ---------------
      112,831             $ 0.18               December 31, 2005
       47,362             $ 3.27               August 14, 2004 to December 11, 2004
      364,100             $ 4.55               October 17, 2004 to August 3, 2006
        8,250             $18.18               May 1, 2005

Registration Rights

   On the date 180 days after the completion of this offering, the holders of up to 14,386,945 shares of our common stock and holders of warrants to purchase an aggregate of 121,079 shares of our common stock will be entitled to registration rights as provided under the terms of an Amended and Restated Stockholders' Agreement. This agreement provides demand registration rights to the holders of these shares. In addition, the holders of these shares are entitled under the agreement, subject to limitations, to require us to include their shares of common stock in future registration statements we file.

   In connection with a warrant issued to Fresenius AG to purchase 275,000 shares of our common stock, Fresenius AG is entitled to registration rights under a Registration Rights and Shareholder's Agreement for the shares of common stock issuable upon exercise of the warrant. Under this agreement, Fresenius can, subject to certain limitations, require us to include their shares of common stock in future registrations statements we file.

Anti-takeover Effects of Provisions of Certificate of Incorporation and Delaware Law

 Certificate of Incorporation

   On the closing of this offering, our certificate of incorporation will include the following provisions, among others, that could discourage potential acquisition proposals and could delay or prevent a change of control of
Dendreon:

  . All stockholder actions must be effected at a duly called meeting and not by a consent in writing.

  . Directors may be removed from office only for cause and only by the affirmative vote of the holders of a majority of our total outstanding voting stock.

  . Vacancies on our board of directors, including those resulting from an increase in the number of directors, may generally be filled only by the remaining directors, not by stockholders.

  . Our board of directors is divided into three classes of directors serving staggered, three-year terms. The classification of the board of directors has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board of directors.

 Anti-takeover Provisions of Delaware Law

   We are subject to Section 203 of the Delaware General Corporation Law, which regulates "business combinations" with an "interested stockholder." Subject to some exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  . before the date of the business combination, the board of directors of the corporation approves the transaction;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding stock of the corporation; or

  . the board of directors and at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder approve the business combination.

   A "business combination" includes mergers, assets sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with the stockholder's affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay mergers or other takeover or change-in-control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Limitation of Liability and Indemnification Matters

   Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of that individual's fiduciary duties as a director except for liability (A) for any breach of the director's duty of loyalty to the company or to its stockholders, (B) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (C) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (D) for any transaction from which a director derives an improper personal benefit.

   Our bylaws provide that we must indemnify our directors and executive officers and may indemnify our officers, employees and other agents to the fullest extent not prohibited by law. We believe that indemnification under our bylaws covers at least negligence on the part of an indemnified party. Our bylaws also permit us to advance expenses incurred by an indemnified party in connection with the defense of any action or proceeding arising out of his or her status or service as a director, officer, employee or other agent of Dendreon upon an undertaking by him or her to repay any advances if it is ultimately determined that he or she is not entitled to indemnification.

   We intend to enter into separate indemnification agreements with our directors and officers. These agreements will require us to, among other things, indemnify the director or officer against expenses, including attorney's fees, judgements, fines and settlements paid by the individual in connection with any action, suit or proceeding arising out of the individual's status or service as a director or officer of Dendreon, other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest, and to advance expenses incurred by the individual in connection with any proceeding against him or her individually with respect to which he or she may be entitled to indemnification by us. We believe that our certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers. We also maintain directors' and officers' liability insurance.

   At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of Dendreon where indemnification will be required or permitted. Furthermore, we are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling Dendreon, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent

   The transfer agent for the common stock is ChaseMellon Shareholder Services, L.L.C., Seattle, Washington.

Listing

   Our common stock will be included for quotation in the Nasdaq National Market under the trading symbol "DNDN."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no public market for our common stock. The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

   After this offering, 20,871,540 shares of common stock will be outstanding, 21,546,540 shares if the underwriters exercise their over-allotment option in full. Of these shares, the 4,500,000 shares sold in this offering, or the 5,175,000 shares if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction under the Securities Act except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. The remaining 16,371,540 shares, based on shares outstanding as of March 31, 2000, and including the 500,000 shares of common stock to be purchased by Kirin, are "restricted securities" within the meaning of Rule 144 under the Securities Act. The restricted securities generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.

   Our officers, directors and substantially all of our stockholders have entered into lock-up agreements pursuant to which they have agreed not to offer or sell any shares of common stock, or any securities convertible into or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Prudential Securities Incorporated may, at any time and without notice, waive any of the terms of these lock-up agreements.

   The following table indicates approximately when the shares of our common stock that are not being sold in the offering but which were outstanding as of March 31, 2000 will be eligible for sale into the public market, except for 174,311 shares eligible for resale on the date of this prospectus:

   Number of Shares Date of Eligibility for Resale into Public Markets
   ---------------- --------------------------------------------------
    14,564,749      180 days after the date of this prospectus due to lock-up
                    agreements entered into with Prudential Securities
                    Incorporated by holders of 14,474,118 shares or 180 days
                    after the date of the registration statement due to
                    agreements entered into with us by holders of 90,631
                    shares.

     1,132,480      Between 180 and 365 days after the date of this prospectus due to requirements of the federal securities laws.

   After the lock-up is released, restricted securities will be saleable under Rules 144, 144(k) and 701.

   In general, under Rule 144 as currently in effect, any person, including an affiliate, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  .  1% of the then-outstanding shares of common stock; or

  . the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to certain provisions relating to notice and manner of sale and the availability of current public information about us. In addition, a person who has not been one of our affiliates at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. The foregoing summary of Rule 144 is not intended to be a complete description.

   Rule 701 permits any of our employees, officers, directors or consultants who purchased their shares under a compensatory stock or option plan or other written agreement prior to the effective date of this offering to sell such shares under Rule 144 without complying with the holding period, public information, volume limitation or notice requirements of Rule 144. All holders of Rule 701 shares may not sell their Rule 701 shares until 90 days after the date of this prospectus. However, substantially all shares of our common stock issued under Rule 701 are subject to lock-up agreements described above.

   We intend to file, within 90 days of effective date of this offering, a registration statement on Form S-8 to register all shares of common stock issuable under our Employee Stock Purchase Plan and the 2000 Equity Incentive Plan. The registration statement will become effective automatically upon filing. Shares issued under the Employee Stock Purchase Plan and the 2000 Equity Incentive Plan, after the filing of a registration statement on Form S-8, and unexercised options as of the offering, may be sold in the open market, subject, in the case of certain holders, to the Rule 144 limitations applicable to affiliates, the above-referenced lock-up agreements and vesting restrictions imposed by us.

   In addition, following this offering, the holders of 14,386,945 shares of outstanding common stock and warrants to purchase 396,079 shares of common stock, or their transferees, will have rights to require us to register their shares for future sale.

                                  UNDERWRITING

   We have entered into an underwriting agreement with the underwriters named below for whom Prudential Securities Incorporated, SG Cowen Securities Corporation and Pacific Growth Equities, Inc. are acting as representatives. We are obligated to sell, and the underwriters are obligated to purchase, all of the shares offered on the cover page of this prospectus, if any are purchased. Subject to certain conditions of the underwriting agreement, each underwriter has severally agreed to purchase the shares indicated opposite its name:

                                                                        Number
    Underwriters                                                       of Shares
    ------------                                                       ---------
Prudential Securities Incorporated.................................... 1,725,000
SG Cowen Securities Corporation....................................... 1,035,000
Pacific Growth Equities, Inc..........................................   690,000
CIBC World Markets Corp. .............................................   100,000
ING Barings LLC.......................................................   100,000
Lehman Brothers Inc. .................................................   100,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated....................   100,000
J.P. Morgan Securities Inc. ..........................................   100,000
Morgan Stanley & Co. Incorporated.....................................   100,000
Salomon Smith Barney Inc. ............................................   100,000
U.S. Bancorp Piper Jaffray Inc. ......................................   100,000
Ladenburg Thalman & Co. Inc. .........................................    50,000
McAdams Wright Ragen, Inc. ...........................................    50,000
Ragen Mackenzie Incorporated..........................................    50,000
Sutro & Co. Incorporated..............................................    50,000
Tucker Anthony Cleary Gull............................................    50,000
                                                                       ---------
  Total............................................................... 4,500,000
                                                                       =========

   The underwriters may sell more shares than the total number of shares offered on the cover page of this prospectus and they have, for a period of 30 days from the date of this prospectus, an over-allotment option to purchase up to 675,000 additional shares from us. If any additional shares are purchased, the underwriters will severally purchase the shares in the same proportion as per the table above.

   The representatives of the underwriters have advised us that the shares will be offered to the public at the offering price indicated on the cover page of this prospectus. The underwriters may allow to selected dealers a concession not in excess of $0.40 per share and such dealers may reallow a concession not in excess of $0.10 per share to certain other dealers. After the shares are released for sale to the public, the representatives may change the offering price and the concessions. The representatives have informed us that the underwriters do not intend to sell shares to any investor who has granted them discretionary authority.

   We have agreed to pay to the underwriters the following fees, assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares:

                                                     Total Fees
                                     -------------------------------------------
                              Fee     Without Exercise of    Full Exercise of
                           Per Share Over-Allotment Option Over-Allotment Option
                           --------- --------------------- ---------------------
Fees paid by us...........   $0.70        $3,150,000            $3,622,500

   In addition, we estimate that we will spend approximately $1.5 million in expenses for this offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of these liabilities.

   We, our officers and directors, and substantially all of our stockholders have entered into lock-up agreements pursuant to which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Prudential Securities, on behalf of the underwriters. Prudential Securities may, at any time and without notice, waive the terms of these lock-up agreements specified in the underwriting agreement.

   Prior to this offering, there has been no public market for our common stock. The public offering price, negotiated among us and the representatives, is based upon various factors such as our financial and operating history and condition, our prospects, the prospects for the industry we are in and prevailing market conditions.

   Prudential Securities Incorporated, on behalf of the underwriters, may engage in the following activities in accordance with applicable securities rules:

  . Over-allotments involving sales in excess of the offering size, creating a short position. Prudential Securities Incorporated may elect to reduce this short position by exercising some or all of the over-allotment option.

  . Stabilizing and short covering; stabilizing bids to purchase the shares are permitted if they do not exceed a specified maximum price. After the distribution of shares has been completed, short covering purchases in the open market may also reduce the short position. These activities may cause the price of the shares to be higher than would otherwise exist in the open market.

  . Penalty bids permitting the representatives to reclaim concessions from a syndicate member for the shares purchased in the stabilizing or short covering transactions.

   Such activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

   Each underwriter has represented that it has complied and will comply with all applicable laws and regulations in connection with the offer, sale or delivery of the shares and related offering materials in the United Kingdom, including:

  . the Public Offers of Securities Regulations 1995,

  . the Financial Services Act 1986, and

  . the Financial Services Act 1986, (Investment Advertisements) (Exemptions)
    Order 1996 (as amended).

   We have asked the underwriters to reserve up to 150,000 shares of the common stock offered by us for sale, at the initial public offering price, directly to our directors, officers, employees and other business affiliates or related third parties. The number of shares available for sale to the general public in the offering will be reduced to the extent these individuals purchase the reserved shares.

   Prudential Securities Incorporated facilitates the marketing of new issues online through its PrudentialSecurities.com division. Clients of Prudential AdvisorSM, a full service brokerage firm program may view offering terms and a prospectus online and place orders through their financial advisors.

                                 LEGAL MATTERS

   Certain matters with respect to the legality of the issuance of the common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California. After giving effect to the conversion of all preferred stock, an investment partnership of Cooley Godward LLP beneficially owns 27,458 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom (Illinois), Chicago, Illinois.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We have filed with the Securities & Exchange Commission a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the Commission allow us to omit certain information included in the registration statement from this document.

   In addition, we file reports, proxy statements and other information with the Commission under the Securities Exchange Act of 1934. You may read and copy this information at the following public reference rooms of the Commission:

    Washington, D.C.          New York, New York        Chicago, Illinois
 450 Fifth Street, N.W.,     7 World Trade Center    500 West Madison Street
        Room 1024                 Suite 1300               Suite 1400
 Washington, D.C. 20549       New York, NY 10048     Chicago, IL 60661-2511

   You may also obtain copies of this information by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the Commission at 1-800-SEC-0330.

   The Commission also maintains an Internet website that contains reports, proxy statements and other information about issuers, like Dendreon, who file electronically with the Commission. The address of that site is http://www.sec.gov.

   We intend to furnish our stockholders with annual reports containing audited consolidated financial statements, and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial information.

                              DENDREON CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Ernst & Young LLP, Independent Auditors.......................... F-2
Balance Sheets............................................................. F-3
Statements of Operations................................................... F-4
Statements of Stockholders' Equity......................................... F-5
Statements of Cash Flows................................................... F-6
Notes to Financial Statements.............................................. F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Dendreon Corporation

   We have audited the accompanying balance sheets of Dendreon Corporation as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dendreon Corporation as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                          Ernst & Young LLP

Seattle, Washington
February 18, 2000,
except as to Note 13, as to which the date is June 13, 2000

                              DENDREON CORPORATION

                                 BALANCE SHEETS
               (in thousands, except share and per share amounts)

                                                                      Pro Forma
                                                                    Stockholders'
                                        December 31                   Equity at
                                     ------------------  March 31,    March 31,
                                       1998      1999      2000         2000
                                     --------  --------  ---------  -------------
                                                               (unaudited)
              ASSETS
              ------
Current assets:
  Cash and cash equivalents........  $  6,883  $  7,085  $  8,495
  Short-term investments...........     3,047     6,728     5,770
  Accounts receivable (net
   allowance of $25 in 1998 and
   none in 1999)...................       319       833       838
  Other current assets.............       159       556     1,272
                                     --------  --------  --------
Total current assets...............    10,408    15,202    16,375
Property and equipment, net........     1,134     1,499     1,556
Deposits and other assets..........       496       674     1,034
                                     --------  --------  --------
Total assets.......................  $ 12,038  $ 17,375  $ 18,965
                                     ========  ========  ========
   LIABILITIES AND STOCKHOLDERS'
               EQUITY
   -----------------------------
Current liabilities:
  Accounts payable.................  $    564  $    377     1,243
  Accrued liabilities..............       666       757       773
  Accrued compensation.............       361       505       360
  Deferred revenue.................     2,169     2,434     2,283
  Current portion of long term
   debt............................       --      1,033     1,291
  Current portion of capital lease
   obligations.....................       183       358       405
                                     --------  --------  --------
Total current liabilities..........     3,943     5,464     6,355


Deferred revenue, less current
 portion...........................     4,785     3,543     3,325
Long term debt, less current
 portion...........................       --      1,967     1,599
Capital lease obligations, less
 current portion...................       531       832       896


Commitments


Stockholders' equity:
  Convertible preferred stock,
   $0.001 par value;
   13,722,936 shares authorized
   (10,000,000 shares authorized
   pro forma), 9,009,524,
   12,108,369 and 13,079,077 shares
   issued and outstanding at
   December 31, 1998 and 1999 and
   March 31, 2000, respectively,
   (no shares outstanding pro
   forma), aggregate liquidation
   preference of $54,306 at
   December 31, 1999...............         9        12        13     $    --
  Common stock, $0.001 par value;
   19,910,000 shares authorized
   (80,000,000 shares authorized
   pro forma), 694,482, 1,111,058
   and 1,484,595 shares issued and
   outstanding at December 31, 1998
   and 1999 and March 31, 2000,
   respectively (15,871,540 shares
   outstanding pro forma)..........         1         1         1           16
  Additional paid-in capital.......    42,258    58,838    65,898       65,896
  Deferred stock-based
   compensation....................      (440)   (1,715)   (3,893)      (3,893)
  Accumulated deficit..............   (39,049)  (51,567)  (55,229)     (55,229)
                                     --------  --------  --------     --------
Total stockholders' equity.........     2,779     5,569     6,790     $  6,790
                                     --------  --------  --------     ========
Total liabilities and stockholders'
 equity............................  $ 12,038  $ 17,375  $ 18,965
                                     ========  ========  ========

                            See accompanying notes.

                              DENDREON CORPORATION

                            STATEMENTS OF OPERATIONS
               (in thousands, except share and per share amounts)


                                                          Three Months Ended
                             Year Ended December 31,           March 31,
                            ----------------------------  --------------------
                              1997      1998      1999      1999       2000
                            --------  --------  --------  --------  ----------
                                                              (unaudited)
Revenue:
 Collaborative and license
  revenue.................  $    260  $    629  $  3,458  $    662  $      978
 Grant revenue............       533       237       261        24         203
                            --------  --------  --------  --------  ----------
Total revenue.............       793       866     3,719       686       1,181
Operating expenses:
 Research and
  development.............     5,290     8,064    10,222     2,615       3,519
 General and
  administrative..........     2,894     2,893     6,110     1,250       1,386
                            --------  --------  --------  --------  ----------
Total operating expenses..     8,184    10,957    16,332     3,865       4,905
                            --------  --------  --------  --------  ----------
Loss from operations......    (7,391)  (10,091)  (12,613)   (3,179)     (3,724)
Interest income...........       267       361       414        90         218
Interest expense..........       (47)      (41)     (351)      (25)       (156)
Other income (loss), net..         8        (2)       32       --          --
                            --------  --------  --------  --------  ----------
Interest and other income,
 net......................       228       318        95        65          62
                            --------  --------  --------  --------  ----------
Loss before income taxes..    (7,163)   (9,773)  (12,518)   (3,114)     (3,662)


Provision for income
 taxes....................       --        600       --        --          --
                            --------  --------  --------  --------  ----------
Net loss..................    (7,163)  (10,373)  (12,518)   (3,114)     (3,662)
Deemed dividend upon
 issuance of convertible
 preferred stock..........       --        --       (285)      --       (4,110)
                            --------  --------  --------  --------  ----------
Net loss attributable to
 common stockholders......  $ (7,163) $(10,373) $(12,803) $ (3,114) $   (7,772)
                            ========  ========  ========  ========  ==========
Basic and diluted net loss
 per share................  $ (21.37) $ (16.48) $ (13.54) $  (4.39) $    (6.10)
                            ========  ========  ========  ========  ==========
Shares used in computation
 of basic and diluted net
 loss per share...........   335,117   629,562   945,761   709,488   1,275,057
                            ========  ========  ========  ========  ==========

                            See accompanying notes.

                             DENDREON CORPORATION

                      STATEMENTS OF STOCKHOLDERS' EQUITY
              (in thousands, except share and per share amounts)

                            Convertible
                          Preferred Stock    Common Stock   Additional   Deferred                   Total
                         ----------------- ----------------  Paid-in   Stock-Based  Accumulated Stockholders'
                           Shares   Amount  Shares   Amount  Capital   Compensation   Deficit      Equity
                         ---------- ------ --------- ------ ---------- ------------ ----------- -------------
Balance, January 1,
 1997...................  4,764,345  $  5    231,682  $--    $25,106     $   --      $(21,513)    $  3,598
 Exercise of stock
  options for cash......        --    --     383,759     1       177         --           --           178
 Issuance of Series C
  convertible preferred
  stock for cash and
  technology licenses at
  $3.60 per share (net
  of issuance costs of
  $217).................  3,308,179     3        --    --     11,690         --           --        11,693
 Net loss...............        --    --         --    --        --          --        (7,163)      (7,163)
                         ----------  ----  ---------  ----   -------     -------     --------     --------
Balance, December 31,
 1997...................  8,072,524     8    615,441     1    36,973         --       (28,676)       8,306
 Exercise of stock
  options for cash......        --    --      79,041   --         47         --           --            47
 Issuance of Series D
  convertible preferred
  stock for cash at
  $5.00 per share (net
  of issuance costs of
  $35)..................    937,000     1        --    --      4,649         --           --         4,650
 Deferred stock-based
  compensation..........        --    --         --    --        589        (589)         --           --
 Amortization of
  deferred stock-based
  compensation..........        --    --         --    --        --          149          --           149
 Net loss...............        --    --         --    --        --          --       (10,373)     (10,373)
                         ----------  ----  ---------  ----   -------     -------     --------     --------
Balance, December 31,
 1998...................  9,009,524     9    694,482     1    42,258        (440)     (39,049)       2,779
 Exercise of stock
  options for cash......        --    --     416,576   --        217         --           --           217
 Issuance of Series E
  convertible preferred
  stock for cash at
  $4.25 per share (net
  of issuance costs of
  $27)..................  3,098,845     3        --    --     13,140         --           --        13,143
 Issuance of stock
  warrants..............        --    --         --    --      1,104         --           --         1,104
 Deferred stock-based
  compensation..........        --    --         --    --      2,119      (2,119)         --            --
 Amortization of
  deferred stock-based
  compensation..........        --    --         --    --        --          844          --           844
 Net loss...............        --    --         --    --        --          --       (12,518)     (12,518)
                         ----------  ----  ---------  ----   -------     -------     --------     --------
Balance, December 31,
 1999................... 12,108,369    12  1,111,058     1    58,838      (1,715)     (51,567)       5,569
 Exercise options for
  cash (unaudited)......        --    --     373,537   --        192         --           --           192
 Issuance of Series E
  convertible preferred
  stock for cash at
  $4.25 per share (net
  of issuance costs of
  $15) (unaudited)......    970,708     1        --    --      4,109         --           --         4,110
 Deferred stock-based
  compensation
  (unaudited)...........        --    --         --    --      2,759      (2,759)         --           --
 Amortization of
  deferred stock-based
  compensation
  (unaudited)...........        --    --         --    --        --          581          --           581
 Net loss (unaudited)...        --    --         --    --        --          --        (3,662)      (3,662)
                         ----------  ----  ---------  ----   -------     -------     --------     --------
Balance, March 31, 2000
 (unaudited)............ 13,079,077  $ 13  1,484,595  $  1   $65,898     $(3,893)    $(55,229)    $  6,790
                         ==========  ====  =========  ====   =======     =======     ========     ========

                            See accompanying notes.

                              DENDREON CORPORATION

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                Three Months
                                                                    Ended
                                   Year Ended December 31,        March 31,
                                  ---------------------------  ----------------
                                   1997      1998      1999     1999     2000
                                  -------  --------  --------  -------  -------
                                                                 (unaudited)
Operating Activities:
  Net loss......................  $(7,163) $(10,373) $(12,518) $(3,114) $(3,662)
  Adjustments to reconcile net
   loss to net cash used in
   operating activities:
    Depreciation................      483       370       485       95      148
    Non-cash stock-based
     compensation expense.......      --        149       844      178      581
    Non-cash interest expense...      --        --         38      --        23
    Non-cash research and
     development expense........      270       --        190      --       --
  Changes in assets and
   liabilities:
    Accounts receivable.........     (424)      213      (514)    (267)      (5)
    Other current assets........      (64)       49      (303)    (158)    (716)
    Deposits and other assets...       45      (393)      (79)      15     (383)
    Deferred revenue............      264     6,690      (294)    (249)    (369)
    Accounts payable............      254       112      (187)    (369)     866
    Accrued liabilities and
     compensation...............      199       256       235     (200)    (129)
                                  -------  --------  --------  -------  -------
      Net cash used in operating
       activities...............   (6,136)   (2,927)  (12,103)  (4,069)  (3,646)


Investing Activities:
  Purchases of short-term
   investments..................   (7,461)      --     (6,211)     --    (5,728)
  Maturities of short-term
   investments..................       --     4,414     2,530      991    6,686
  Purchases of property and
   equipment....................     (285)     (658)     (850)    (137)    (205)
                                  -------  --------  --------  -------  -------
      Net cash provided by (used
       in) investing
       activities...............   (7,746)    3,756    (4,531)     854      753

Financing Activities:
  Proceeds from equipment
   financing arrangement........      --        800       700      --       190
  Proceeds from (payments on)
   long term debt...............      --        --      3,000      --      (110)
  Payments on capital lease
   obligations..................     (353)     (205)     (224)     (40)     (79)
  Proceeds from sale of
   preferred stock..............   11,423     4,650    13,143      --     4,110
  Proceeds from exercise of
   stock options................      177        47       217       11      192
                                  -------  --------  --------  -------  -------
      Net cash provided by (used
       in) financing
       activities...............   11,247     5,292    16,836      (29)   4,303
                                  -------  --------  --------  -------  -------
Net increase (decrease) in cash
 and cash equivalents...........   (2,635)    6,121       202   (3,244)   1,410
Cash and cash equivalents at
 beginning of year..............    3,397       762     6,883    6,883    7,085
                                  -------  --------  --------  -------  -------
Cash and cash equivalents at end
 of year........................  $   762  $  6,883  $  7,085  $ 3,639  $ 8,495
                                  =======  ========  ========  =======  =======

Supplemental Disclosure of Cash
 Flow Information:
  Cash paid during the period
   for interest.................  $    47  $     41  $    308  $    25  $   133
                                  =======  ========  ========  =======  =======
  Cash paid during the period
   for foreign income taxes.....  $   --   $    600  $    --   $   --   $   --
                                  =======  ========  ========  =======  =======



                            See accompanying notes.

                              DENDREON CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

        (Information as of March 31, 2000 and for the three months ended
                     March 31, 1999 and 2000 is unaudited)

1. Organization and Summary of Significant Accounting Policies

Organization

   Dendreon Corporation (the Company) was founded in 1992 as a Delaware-based corporation headquartered in Mountain View, California. The Company relocated to Seattle, Washington in 1999.

   The Company is engaged in research and development of immunologically-based therapeutic products for the treatment of cancer. The Company combines expertise in immunology and antigen engineering with its proprietary cell separation technologies to develop therapeutic vaccines that stimulate cancer-fighting cells.

Unaudited Interim Financial Information

   The unaudited interim financial statements reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Company's financial position, results of operations and cash flows for each period presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The results of the interim periods are not necessarily indicative of future results.

Cash, Cash Equivalents, and Short-Term Investments

   The Company considers investments in highly liquid instruments purchased with a remaining maturity of 90 days or less to be cash equivalents. The Company's cash equivalents and short-term investments consist principally of commercial paper, money market securities, and certificates of deposit.

   The Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. Unrealized gains and losses at December 31, 1998 and 1999 are not material, based on the short-term nature of the Company's investments.

   The cost of securities sold is based on the specific identification method. There were no gross realized gains or losses on available-for-sale securities.

Property and Equipment

   Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which is generally three to four years. Computers and equipment leased under capital leases are amortized over the shorter of the useful lives of the related assets or the lease term. Leasehold improvements are stated at cost and amortized using the straight-line method over the remaining life of the lease or five years, whichever is shorter.

Concentrations of Credit Risk

   The Company is subject to concentration of credit risk, primarily from its investments. Credit risk for investments is managed by purchase of investment grade securities, A1/P1 for money market instruments and A or better for debt instruments, and diversification of the investment portfolio among issuers and maturities.

                              DENDREON CORPORATION

1. Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition

   Non-refundable, up-front payments received in connection with collaborative research and development agreements are deferred and recognized on a straight-line basis over the relevant periods specified in the agreement, generally the research term.

   Revenue related to collaborative research with the Company's corporate collaborators is recognized as research services are performed over the related funding periods for each agreement. Under these agreements, the Company is required to perform research and development activities as agreed or specified in each agreement. The payments received under research collaboration agreements are not refundable if the research effort is not successful. Payments received in advance of the services provided are deferred and recognized as revenue over the future performance periods.

   Revenue related to grant agreements is recognized as related research and development expenses are incurred.

   Milestone and royalty payments are recognized in full at such time as the specified milestone has been achieved. Revenue from product supply agreements is recorded when the product is shipped or when all obligations under the agreements are met.

Research and Development Expenses

   Research and development expenses consist of costs incurred for proprietary and collaborative research and development and costs incurred under product supply agreements prior to product approval. These costs are expensed as incurred.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock-Based Compensation

   The Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for employee stock options rather than the alternative fair value accounting allowed by Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense related to the Company's employee stock options is measured based on the intrinsic value of the stock option. SFAS No. 123 requires companies that continue to follow APB No. 25 to provide pro forma disclosure of the impact of applying the fair value method of SFAS No. 123. The Company recognizes compensation expense for options granted to non-employees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force consensus Issue 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," which require using a Black-Scholes option pricing model and remeasuring such stock options to the current fair market value as the underlying option vests.

   Deferred stock-based compensation consists of amounts recorded when the exercise price of an option is lower than the subsequently determined fair value of the underlying common stock on the date of grant. Deferred stock-based compensation is amortized over the vesting period of the underlying option using the graded vesting method.

                              DENDREON CORPORATION

1. Organization and Summary of Significant Accounting Policies (continued)


Net Loss Per Share

   Basic and diluted net loss per share of common stock are presented in conformity with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128). The Company has not issued or granted shares for nominal consideration, as defined in the Securities and Exchange Commission Staff Accounting Bulletin No. 98. The calculation of basic and diluted net loss per share has been detailed in Note 8.

Fair Value of Financial Instruments

   At December 31, 1999, the Company had the following financial instruments: cash, cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities, and long-term debt. The carrying value of cash, cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued liabilities approximates their fair value based on the liquidity of these financial instruments or based on their short-term nature. The carrying value of debt approximates fair value based on the market interest rates available to the Company for debt of similar risk and maturities.

Segment Reporting

   As of January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes annual and interim reporting standards for a company's operating segments and related disclosures about products, services, geographic areas, and major customers. The Company has determined that it operates in only one segment, and thus, the adoption of this statement had no impact on the Company financial statements.

Comprehensive Loss

   As of January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements and requires reclassification of financial statements for earlier periods to be provided for comparative purposes. Total comprehensive loss was not different than net loss.

Recent Accounting Pronouncements

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB
101). SAB 101 is based upon existing accounting rules and provided specific guidance on how those accounting rules should be applied and specifically addresses revenue recognition for non-refundable technology access fees in the biotechnology industry. SAB 101 is effective for fiscal years beginning after December 15, 1999. SAB 101 will not have a material impact on the financial position or results of operations of the Company.

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which will be effective for the year ending 2001. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments imbedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. The Company believes the adoption of SFAS 133 will not have a material effect on the financial statements, since it currently does not hold derivative instruments or engage in hedging activities.

                              DENDREON CORPORATION

2. Significant Agreements

   In December 1998, the Company and Kirin Brewery Co., Ltd. (Kirin) entered into a collaborative license agreement. The Company issued Kirin an exclusive license to employ the Company's dendritic cell technology in the development of therapeutic products for commercialization in Japan and certain other Asian countries. The Company also granted Kirin an option to obtain an exclusive license to commercialize in those countries, other products developed by the Company. In exchange, Kirin has granted the company an option to obtain an exclusive license to commercialize in North America any products developed by Kirin under this agreement. The Company received a nonrefundable, upfront fee of $5,000,000 on signing the agreement for the license rights granted under the agreement. In February 1999, the Company and Kirin also entered into a joint research agreement relating to dendritic cell product development. Under the terms of the agreement, Kirin will fund a minimum of $1,350,000 per year for up to five years. In July 1999, the Company and Kirin entered into a manufacturing and supply agreement. Under the agreement, each party may supply the other with antigens or other supplies. In 1999, the Company recognized $576,000 under this agreement.

   In December 1998, Kirin exercised an option under the agreement to receive rights to the Company's prostate program. Kirin is solely responsible for the development and clinical trials of the prostate program in Japan. The Company received a $1 million non-refundable, up-front option fee on exercise of the option. The up-front option fee has been deferred and is being recognized on a straight-line basis over the five year research term. The Company will also receive royalties on sales of any products that utilize the licensed technology.

   Under the terms of the agreement, Kirin made a $2,000,000 equity investment in the Company as part of the Series D offering (see Note 6). The Company has the option, through December 31, 2000, to require Kirin to purchase up to 1,000,000 shares of stock at the most recent offering price, but not to exceed $5,000,000 in the aggregate. In February 2000, the Company exercised its right to require Kirin to purchase $5 million of the Company's common stock. The purchase will close concurrent with the closing of the Company's initial public offering at the initial public offering price.

   During the years ended December 31, 1998 and 1999, the Company recognized revenue of $100,000 and $3,115,000, respectively, related to the Kirin agreements.

   In March 1995, the Company entered into a one-year research agreement with Stanford University (Stanford), in the field of cellular immunotherapy. The agreement was subsequently extended through June 1997 under the same terms and conditions as provided for in the original agreement. Under the terms of the agreement, the Company performed specific research related to HIV-specific allogenic cellular immunotherapy. In consideration, Stanford reimbursed the Company for certain costs incurred in this effort. The Company recognized revenue of $176,000 for the year ended December 31, 1997, related to this agreement with associated costs approximating the amounts recognized as revenue. In September 1996, the Company entered into two further research agreements with Stanford University with initial terms of one year. The agreements were extended through September 2000. Under the agreements, the Company is being reimbursed for certain costs incurred in providing research services to Stanford. During 1997, 1998, and 1999, the Company recognized $357,000, $237,000, and $261,000 respectively, related to these agreements with associated costs approximating the amounts recognized as revenue. At December 31, 1998 and 1999, the Company had receivables from Stanford amounting to $78,000 and $65,000, respectively.

   In August 1996, the Company entered into an agreement with BioTransplant under which the Company granted BioTransplant a ten-year exclusive license to use the Company's proprietary cell separation technology for use in combination with solid organ transplantation. The Company received an up-front fee and will receive royalties on future sales. In addition, BioTransplant is obligated to annual minimum purchase amounts and payments to maintain exclusivity. During the year ended December 31, 1997, 1998 and 1999, the Company recognized revenue of $180,000, $210,000 and $150,000, respectively related to BioTransplant.

                              DENDREON CORPORATION

2. Significant Agreements (continued)


   In February 1997, the Company entered into a seven-year agreement with Osiris under which the Company granted Osiris a non-exclusive license to use the Company's proprietary cell separation technology for use in the separation of mesenchymal stem cells. The Company received fees and will receive royalties on future sales. During the year ended December 31, 1997, 1998 and 1999, the Company recognized revenue of $47,000, $43,000 and $43,000, respectively, related to the Osiris agreement.

3. Property and Equipment

   Property and equipment consist of the following:

                                                                  December 31
                                                                ---------------
                                                                 1998    1999
                                                                ------- -------
                                                                (in thousands)
     Furniture and office equipment............................ $   167 $   295
     Laboratory and manufacturing equipment....................   2,048   2,382
     Computer equipment........................................     250     328
     Leasehold improvements....................................     733     746
                                                                ------- -------
                                                                  3,198   3,751
     Less accumulated depreciation and amortization............   2,064   2,252
                                                                ------- -------
                                                                 $1,134 $ 1,499
                                                                ======= =======

   Property and equipment include assets under capitalized leases of $1,188,000 and $1,500,000 at December 31, 1998 and 1999, respectively. Accumulated amortization related to assets under capital leases was $490,000 and $412,000 at December 31, 1998 and 1999, respectively.

4. Employee Notes Receivable

   The Company has made loans to certain employees in connection with individual employment agreements. The loans bear interest at annual rates from 4.7% to 5.5% per year and are either forgiven over five years based on continued employment, or due immediately upon each employee's termination. During the years ended December 31, 1997, 1998, 1999, the Company recognized $38,000, $31,000, and $24,000, respectively, as an expense associated with these notes. The balance at December 31, 1998 and 1999 was $15,000 and $105,000, respectively, and have been classified in deposits and other assets on the balance sheet.

5. Long-Term Debt and Capital Lease Obligations

   In December 1997, the Company entered into a $1,000,000 lease line agreement with a term of four years. The lease line was extended to $3,000,000 in December 1999. As of December 31, 1999, $1,500,000 was advanced under the agreement December 31, 1999, and $1,500,000 was available under the agreement. All of the assets leased under the agreement were sold and leased back by the Company. No gains or losses were recognized as a result of the sale or leaseback. The Company has the right to repurchase the leased assets at the end of the lease term for 10% of the original equipment cost. In connection with the original lease line in 1997, the Company issued a warrant to purchase 9,167 shares of common stock exercisable for ten years at a price of $3.27 per share. In connection with the lease extension in 1999, the Company issued a warrant to purchase 3,300 shares of common stock exercisable for seven years at a price of $4.55 per share. Both warrants were valued using the Black-Scholes valuation method and the resulting fair values were determined to be insignificant.

                              DENDREON CORPORATION

5. Long-Term Debt and Capital Lease Obligations (continued)


   In June 1999, the Company obtained a term loan in an amount of $3,000,000 from a financial lender. The loan bears interest at an annual rate of 13.3% and is collateralized by the Company's assets including receivables and equipment. Interest-only payments shall be paid monthly for six months and 24 payments of principal and interest are due monthly thereafter. In connection with the term loan, the Company issued a warrant to purchase 85,800 shares of common stock at an exercise price of $4.55. The warrant is exercisable for seven years from the date of issuance. The Company has valued the warrant using the Black-Scholes valuation method with the following assumptions: no dividend yield; expected life of seven years; risk-free interest rate of 6.1%; and volatility of 0.75. The fair value assigned to the warrant of $232,000 is being amortized using the effective interest method, as additional interest expense over the term of the loan.

   Future principal payments under the term loan agreement and the future minimum lease payments under capital lease obligations are as follows as of December 31, 1999:

                                                                      Capital
                                                              Term     Lease
                                                              Loan   Obligations
                                                             ------ ------------
                                                               (in thousands)
     Year ending December 31:
      2000.................................................. $1,033    $  437
      2001..................................................  1,547       437
      2002..................................................    420       313
      2003..................................................    --        115
                                                             ------    ------
     Total payments.........................................  3,000     1,302
     Less amount representing interest......................    --        112
                                                             ------    ------
     Present value of payments..............................  3,000     1,190
     Less current portion of obligations....................  1,033       358
                                                             ------    ------
     Long term portion of obligations....................... $1,967    $  832
                                                             ======    ======

6. Stockholders' Equity

Convertible Preferred Stock

   Convertible preferred stock designated and outstanding as of December 31, 1999 is as follows:

                                        Number of Shares
                                     ----------------------           Aggregate
                                                Issued and    Net    Liquidation
                                     Designated Outstanding Proceeds Preference
                                     ---------- ----------- -------- -----------
                                      (in thousands, except share information)
     Series A.......................    507,500    500,000  $ 9,964    $10,000
     Series B.......................  4,264,375  4,264,345   14,459     14,542
     Series C.......................  3,308,179  3,308,179   11,693     11,909
     Series D.......................    937,000    937,000    4,650      4,685
     Series E.......................  4,705,882  3,098,845   13,143     13,170
                                     ---------- ----------  -------    -------
                                     13,722,936 12,108,369  $53,909    $54,306
                                     ========== ==========  =======    =======

   In August 1999, the Company offered Series E preferred stock at a per-share price of $4.25. Through December 31, 1999, 3,098,845 shares were issued, net of $27,000 in issuance costs. The offering was completed in February 2000 when an additional 970,708 shares of preferred stock were issued for proceeds of $4,126,000, net of $15,000 in issuance costs.

                              DENDREON CORPORATION

6. Stockholders' Equity (continued)


   At the date of issuance, the Company believed the per share price of $4.25 represented the fair value of the preferred stock. The subsequently determined fair value of the Company's common stock ranged from $5.45 to $9.09 per share, and was in excess of the fair value of the preferred stock. Accordingly, the incremental fair value determined on the date of issuance for each closing of Series E preferred stock, is deemed to be the equivalent of a preferred stock dividend, limited to the extent of the proceeds from the issuance for each closing. The Company recorded a deemed dividend of $285,000 for the year ended December 31, 1999 by offsetting charges and credits to additional paid-in capital, without any effect on total stockholders' equity. The amount increased the loss attributable to common stockholders in the calculation of basic net loss for the year ended December 31, 1999. An additional deemed dividend upon the issuance of Series E preferred stock of $4,110,000 was recognized for the three months ended March 31, 2000 for the 970,708 shares issued in February 2000.

   Each share of Series A, B, C, D, and E preferred stock (preferred stock) is entitled to voting rights equivalent to the number of shares of common stock into which each share can be converted.

   In the event of any voluntary or involuntary liquidation, the holders of preferred stock will be entitled to receive, prior and in preference to any distributions of any assets or surplus funds of the Company to the holders of common stock, an amount equal to the original purchase price of the preferred stock plus all declared and unpaid dividends, if any. If the assets and funds to be distributed are insufficient to permit the payment of the full preferential amounts to the preferred stockholders, the entire assets and funds of the Company will be distributed ratably among the preferred stockholders in proportion to the preferential amount each such stockholder is otherwise entitled to receive.

   In the event funds are sufficient to make a complete distribution to the preferred stockholders as described above, the remaining assets of the Company will be distributed to the holders of common stock and preferred stock pro rata based on the number of shares of common stock held by each stockholder or the number of shares of common stock into which shares of preferred stock are convertible.

   Shares are convertible, at the option of the holder, into one share of common stock, subject to certain antidilution adjustments (see Note 13). Conversion is automatic upon the closing of an underwritten public offering registered under the Securities Act of 1933, which results in gross proceeds to the Company of not less than $15,000,000 and a market capitalization for the outstanding shares of common stock immediately following the offering of not less than $40,000,000. Conversion is required upon election by a majority of the holders of preferred stock, voting as a single class.

Warrants

   In 1997, the Company issued a warrant to purchase 38,195 shares of common stock in connection with an agreement for financial services provided to the Company. The warrant was exercisable at a price of $3.27 per share for a ten-year period. The Company has valued the warrant issued in 1997 using the Black-Scholes valuation method with the following assumptions: no dividend yields, expected life of 10 years, risk-free interest rate of 6% and volatility of 0.5. The value of the warrant was determined to be insignificant, and consequently, no expense has been recorded.

   In February 1998, the Company issued an exclusive license for its cell collection and isolation technology for the use in the field of hematopoetic stem cell reconstitution of cancer patients. The Company received a non-refundable, up front fee of $1,000,000. The agreement was terminated in October 1999. In connection with the termination, the Company issued a warrant to purchase 275,000 shares of the Company's common stock for

                              DENDREON CORPORATION

6. Stockholders' Equity (continued)

nominal consideration. The warrant is exercisable for five years at an exercise price of $4.55 per share. The warrant has been valued using the Black-Scholes valuation method with the following assumptions: no dividend yield; expected life of five years; risk-free interest rate of 6.1%; and volatility of 0.75. As of the date of the termination, the Company had recognized $317,000 in revenue under the agreement during 1998 and 1999. The fair value assigned to the warrant of $873,000 has been offset against the remaining deferred revenue of $683,000 and the remainder of $190,000 has been charged to research and development expense.

   Additional warrants for 112,831 shares of common stock and 7,500 shares of Series A preferred stock were issued in 1995 and are still outstanding and exercisable at December 31, 1999.

Stock Option Plans

   In May 1996, the Company adopted a stock option plan (the 1996 Plan) and, as of December 31, 1999, had reserved a total of 3,850,000 shares for issuance thereunder. The options granted under the 1996 Plan may be either incentive stock options or nonqualified stock options. Options granted under the 1996 Plan expire no later than 10 years from the date of grant. The option price shall be at least 100% of the fair value on the date of grant for incentive stock options, and no less than 85% of the fair value for nonqualified stock options. If, at the time the Company grants an option, the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the option price shall be at least 110% of the fair value and shall not be exercisable more than five years after the date of grant. The fair value of the Company's common stock is determined by the board of directors based upon various factors, including the progression of research and development, equity financings and estimated proximity to a public offering of the Company's common stock. The options generally become exercisable in increments over a period of four years from the date of grant, with the first increment vesting after one year. Options may be granted with different vesting terms from time to time.

   At December 31, 1999, the Company had 8,224 options outstanding under a prior stock option plan. The Company also had outstanding options to purchase 69,494 shares of common stock which were granted to founders in 1992 at $0.20 per share. These options were granted outside of the above plans.

   A summary of the Company's stock option activity follows:

                                                   Year Ended December 31
                         ----------------------------------------------------------------------------- Three Months Ended
                                   1997                      1998                      1999              March 31, 2000
                         ------------------------- ------------------------- ------------------------- -------------------
                                                                                                                  Weighted
                          Shares      Weighted-     Shares      Weighted-     Shares      Weighted-     Shares    Average
                           Under       Average       Under       Average       Under       Average       Under    Exercise
                          Option    Exercise Price  Option    Exercise Price  Option    Exercise Price  Option     Price
                         ---------  -------------- ---------  -------------- ---------  -------------- ---------  --------
Outstanding--beginning
 of period.............. 1,595,911      $0.48      1,494,988      $0.45      1,876,199      $0.54      1,888,873   $0.67
Options granted at fair
 value..................   323,949       0.47            --         --             --         --             --      --
Options granted at less
 than fair value........       --         --         625,900       0.75        665,720       0.95        429,009    2.16
Options exercised.......  (383,759)      0.60        (79,041)      0.49       (416,576)      0.55       (373,537)   0.52
Options forfeited.......   (41,113)      0.50       (165,648)      0.55       (236,470)      0.62        (15,082)   0.86
                         ---------                 ---------                 ---------                 ---------
Outstanding--end of
 period................. 1,494,988       0.45      1,876,199       0.54      1,888,873       0.67      1,929,263    1.04
                         =========                 =========                 =========                 =========
Exercisable at end of
 period.................   598,965       0.42      1,125,582       0.47        881,075       0.50        624,214    0.56
                         =========                 =========                 =========                 =========
Weighted-average fair
 value of options
 granted during the
 period.................                 0.08                      1,84                      4.34                   9.32

   At December 31, 1999, there were 1,118,522 shares available for future grant under the 1996 Plan.

                              DENDREON CORPORATION

6. Stockholders' Equity (continued)


   Information regarding the weighted-average remaining contractual life and weighted-average exercise price of options outstanding and options exercisable at December 31, 1999 for selected price ranges is as follows:

                                                                   Options
                                 Options Outstanding             Exercisable
                          ----------------------------------- -----------------
                                      Weighted-
                                       Average      Weighted-         Weighted-
                                      Remaining      Average           Average
                                      Contractual   Exercise          Exercise
       Exercise Prices     Shares   Life (in years)   Price   Shares    Price
       ---------------    --------- --------------  --------- ------- ---------
     $0.18...............    80,383       2.8         $0.18    80,383   $0.02
     $0.46--$0.68........   979,505       7.0          0.50   677,092    0.49
     $0.73--$0.90........    69,209       8.2          0.75    63,984    0.75
     $0.91...............   726,776       9.1          0.91    59,616    0.91
     $1.82...............    33,000      10.0          1.82       --      --
                          ---------                           -------
                          1,888,873       7.9          0.67   881,075    0.50
                          =========                           =======

   During the years ended December 31, 1998 and 1999, in connection with the grant of certain options to employees, the Company recorded deferred stock-based compensation of $589,000 and $2,119,000, respectively, representing the difference between the exercise price and the subsequently determined fair value of the Company's common stock on the date such stock options were granted. The subsequently determined fair value of the Company's common stock ranged from $0.91 to $3.32 in 1998, $3.36 to $7.27 in 1999, and $8.18 to $10.00
in the three months ended March 31, 2000. Deferred stock-based compensation is being amortized on a graded vesting method. During the years ended December 31, 1998 and 1999, the Company recorded non-cash deferred stock-based compensation expense of $149,000 and $844,000, respectively. Additional deferred stock-based compensation of approximately $2,759,000 was recorded based on the subsequently determined fair value of common stock options granted to employees during the three months ended March 31, 2000.

Pro Forma Information

   Pro forma information regarding net loss is required by SFAS No. 123 as if the Company had accounted for its employee stock options under the fair value method. The fair value of the Company's options was estimated at the date of grant using the minimum value method with the following assumptions for 1997, 1998, and 1999 and no dividend yields; expected lives of the options of four years; and risk-free interest rates of 5.5%, 6.0%, and 6.1%, respectively.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table illustrates what net loss would have been had the Company accounted for its stock options under the provisions of FAS 123.

                                                   Year Ended December 31
                                                  ---------------------------
                                                   1997      1998      1999
                                                  -------  --------  --------
                                                       (in thousands)
      Pro forma net loss attributable to common
       stockholders.............................. $(7,364) $(10,403) $(12,882)
                                                  =======  ========  ========
      Pro forma net loss per share............... $(21.97) $ (16.52) $ (13.62)
                                                  =======  ========  ========

                              DENDREON CORPORATION

6. Stockholders' Equity (continued)


Common Stock Reserved

   As of December 31, 1999, common stock was reserved as follows:

     Preferred stock................................................. 15,095,230
     Preferred stock warrants........................................      8,250
     Common stock warrants...........................................    524,293
     Common stock options............................................  3,007,395
                                                                      ----------
                                                                      18,635,168
                                                                      ==========

7. Income Taxes

   Due to operating losses and the inability to recognize the benefits therefrom, there was no federal or state provision for income taxes. In 1998, the Company was subject to a $600,000 withholding tax in Japan related to certain payments received from Kirin.

   As of December 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $28,524,000. The Company also had federal research and development tax credit carryforwards of approximately $1,209,000. The net operating loss and credit carryforwards will expire at various dates beginning on 2009 through 2012, if not utilized.

   Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting and the amount used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                               December 31,
                                                             ------------------
                                                               1998      1999
                                                             --------  --------
                                                              (in thousands)
     Net operating loss carryforwards....................... $  8,236  $ 10,886
     Deferred revenue.......................................    2,770     2,381
     Research credits.......................................      723     1,209
     Capitalized research and development...................    4,087     5,824
     Other..................................................      542       927
                                                             --------  --------
     Total deferred tax assets..............................   16,358    21,227
     Valuation allowance....................................  (16,358)  (21,227)
                                                             --------  --------
     Net deferred tax assets................................ $    --   $    --
                                                             ========  ========

   The net deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by $4,258,000 and $4,869,000 during the years ended December 31, 1998 and 1999, respectively. Deferred tax assets relate primarily to net operating loss carryforwards, research credits and capitalized research and development costs.

                              DENDREON CORPORATION

8. Net Loss Per Share

   In accordance with FAS 128, the Company has determined the basic and diluted net loss per share using the weighted-average number of shares of common stock outstanding during the period. Pro forma basic and diluted net loss per share of common stock gives effect to the conversion of the convertible preferred stock which will automatically convert to common stock immediately prior to the completion of the Company's initial public offering from the original date of issuance using the if-converted method.

   The following table presents the calculation of basic, diluted, and pro forma basic and diluted net loss per share:

                                                               March 31,
                                                           -------------------
                             1997      1998       1999      1999       2000
                            -------  --------  ----------  -------  ----------
                               (in thousands except share and per share
                                             information)

Net loss attributable to
 common shareholders....... $(7,163) $(10,373) $  (12,803) $(3,114) $   (7,772)
                            =======  ========  ==========  =======  ==========
Basic and diluted:
 Weighted-average number of
  shares used for basic and
  diluted per share
  amounts.................. 335,117   629,562     945,761  709,488   1,275,057
                            =======  ========  ==========  =======  ==========
Basic and diluted net loss
 per share................. $(21.37) $ (16.48) $   (13.54) $ (4.39) $    (6.10)
                            =======  ========  ==========  =======  ==========
Pro forma (unaudited):
 Shares used above.........                       945,761            1,275,057
 Pro forma adjustment to
  reflect weighted effect
  of assumed conversion of
  convertible preferred
  stock....................                    11,017,615           14,031,071
                                               ----------           ----------
 Shares used in computing
  pro forma basic and
  diluted net loss per
  share....................                    11,963,376           15,306,128
                                               ==========           ==========
 Pro forma basic and
  diluted net loss per
  share....................                    $    (1.07)          $    (0.51)
                                               ==========           ==========

   The Company has excluded all convertible preferred stock and outstanding stock options from the calculation of diluted loss per common share because all such securities are antidilutive for the periods presented. The total number of shares excluded from the calculations of diluted net loss per common share, prior to the application of the treasury stock method for options, was 10,468,348, 11,868,158, and 15,662,818 for the years ended December 31, 1997,
1998, and 1999, respectively.

9. Lease and Rental Commitments

   In July 1993, the Company leased a facility in Mountain View, California under a noncancelable operating lease. The lease term is eight years, and the Company has the option to extend the lease term for one five-year period. Terms of renewal are to be negotiated at the time of exercising the renewal option. The Company has subleased a portion of this facility under a lease expiring in June 2001.

   In October 1998, the Company entered into a lease agreement for a facility in Seattle, Washington under a noncancelable operating lease. The lease term is ten years and the Company has the option to extend the lease term for two five-year periods with the same terms and conditions except for rent, which adjusts to market rate. The Company has subleased a portion of this facility under a lease expiring March 2004. The lessor has also provided the Company a tenant improvement allowance of up to $3.5 million. At December 31, 1999, the Company had expended or committed $2.4 million, which will be repaid monthly as an addition to the base rent expense over the term of the lease, with interest at 12.5% per year.

                              DENDREON CORPORATION

9. Lease and Rental Commitments (continued)


   Sublease rental income is accounted for as a deduction of rent expense. Rent expense for the years ended December 31, 1997, 1998, and 1999 was $495,000, $495,000, and $3,162,000, respectively, which is net of sublease rental income of $0, $0, and $561,000, respectively.

   Future minimum lease payments under noncancelable operating leases and future minimum rentals to be received under noncancelable subleases at December 31, 1999, are as follows:

                                                         Operating Noncancelable
                                                          Leases     Subleases
                                                         --------- -------------
                                                             (in thousands)
     Year ending December 31:
      2000..............................................  $ 2,191     $  844
      2001..............................................    2,108        605
      2002..............................................    1,872        394
      2003..............................................    1,872        404
      2004..............................................    1,872        101
      Thereafter........................................    8,478        --
                                                          -------     ------
     Total minimum lease payments.......................  $18,393     $2,348
                                                          =======     ======

10. Related-Party Transactions

   Two founders are providing consulting services to the Company. The Company has the right to terminate these contracts at any time. The Company incurred $150,000, $132,000 and $120,000 in consulting fees during the years ended December 31, 1997, 1998, and 1999, respectively, under these agreements.

11. Employee Benefit Plan

   The Company has a 401(k) plan for those employees who meet eligibility requirements. Eligible employees may contribute up to 20% of their eligible compensation, subject to IRS limitations. Company contributions to the plans are discretionary as determined by the Board of Directors. There were no employer contributions in 1997, 1998, or 1999.

   The Company started a Flexible Benefit Plan in December 1999 for eligible employees to defer their pretax earnings to pay for certain kinds of benefits and expenses. There were no significant expenses for the year ended December 31, 1999.

12. Major Customers

   Revenues from the following customers represented greater than 10% of total revenues:

                                                                    Year Ended
                                                                   December 31,
                                                                  --------------
                                                                  1997 1998 1999
                                                                  ---- ---- ----
     Customer A.................................................. 67%  27%   7%
     Customer B.................................................. --   12%  84%
     Customer C.................................................. 23%  24%   4%
     Customer D.................................................. --   30%   4%

                              DENDREON CORPORATION

13. Subsequent Events

Initial Public Offering

   On March 1, 2000, the board of directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the initial public offering is closed under the terms presently anticipated, all of the outstanding preferred stock will automatically convert into 14,386,945 shares of common stock. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the preferred stock, is set forth on the accompanying balance sheet.

   On May 20, 2000, the board of directors approved, subject to stockholder consent, a 1.1-for-1 stock split of the common stock of the Company and an increase in the number of authorized shares of common stock to 19,910,000. This stock split and increase in authorized shares was effected on June 13, 2000. The conversion ratio of the preferred stock will simultaneously be adjusted to 1.1-for-1. The number of shares of common stock and applicable per share information presented in the accompanying financial statements has been restated to reflect the stock split.

   On March 1, 2000, the board of directors approved an increase in the authorized number of shares of common stock to 80,000,000 and of preferred stock to 10,000,000. The increase in the authorized number of shares was approved by the stockholders of the Company on May 1, 2000 and will be effective upon the closing of the initial public offering.

2000 Equity Incentive Plan

   On March 1, 2000, the board of directors adopted and the stockholders approved on May 1, 2000, the 2000 Equity Incentive Plan (the 2000 Plan), which amends and restates the 1996 Plan. A total of 4,400,000 shares of common stock have been authorized and reserved for issuance under the 2000 Plan, an increase of 550,000 shares over that previously authorized under the 1996 Plan. Each year, the number of shares reserved for issuance under the 2000 Plan will automatically be increased by the least of (i) 5% of the total number of shares of the Company's common stock then outstanding, (ii) 550,000 shares, or (iii) a number to be determined by the Company's Board of Directors.

Employee Stock Purchase Plan

   Effective upon the completion of the initial public offering, the Company will implement the 2000 Employee Stock Purchase Plan (the Purchase Plan), which was approved by the board of directors on March 1, 2000 and approved by the stockholders on May 1, 2000. A total of 1,485,000 shares of common stock have been reserved for issuance under the Purchase Plan. Each year, the number of shares reserved for issuance under the Purchase Plan will automatically be increased by the least of (i) 1% of the total number of shares of the Company's common stock then outstanding, (ii) 440,000 shares, or (iii) a number determined by the Company's Board of Directors.

   The Purchase Plan permits eligible employees to purchase common stock at a discount, but only through payroll deductions during defined offering periods. The price at which common stock is purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or the relevant purchase date.

-------------------------------------------------------------------------------

Until July 11, 2000, all dealers effecting transactions in these securities, whether or not participatingin this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers todeliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
-------------------------------------------------------------------------------

                        [LOGO OF DENDREON CORPORATION]

                         Prudential Vector Healthcare
                        a unit of Prudential Securities

                                   SG Cowen

                         Pacific Growth Equities, Inc.

-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   SEC registration fee............................................. $   26,400
   NASD fee.........................................................     10,500
   Nasdaq National Market listing fee...............................     95,000
   Printing and engraving expenses..................................    300,000
   Legal fees and expenses..........................................    600,000
   Accounting fees and expenses.....................................    300,000
   Blue sky fees and expenses.......................................      5,000
   Transfer agent fees..............................................     10,000
   Miscellaneous expenses...........................................    153,100
                                                                     ----------
     Total.......................................................... $1,500,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the "Act"). Dendreon's bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent not prohibited by the Delaware General Corporation Law. Dendreon's certificate of incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to Dendreon and its stockholders. This provision in the certificate of incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to Dendreon for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. Dendreon has entered into indemnification agreements with its officers and directors, a form of which is attached as Exhibit 10.1, hereto and incorporated herein by reference. The indemnification agreements provide Dendreon's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. We maintain liability insurance for its directors and officers. Reference is also made to Section 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of Dendreon against certain liabilities and Section 9.8 of the Fourth Amended and Restated Stockholders' Rights Agreement contained in Exhibit 10.15 hereto, indemnifying certain of Dendreon's stockholders, including controlling stockholders, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

   (a) The following securities of the Registrant have been sold or issued by the Registrant during the past three years without registration under the Securities Act of 1933, as amended (the "Securities Act"). Securities issued prior to September 4, 1997 were issued under the Registrant's former name "Activated Cell Therapy, Inc."

     (1) In June, July and August 1997, the Registrant issued and sold in a private offering an aggregate of 3,308,179 shares of Series C Preferred Stock at $3.60 per share to 30 investors, including Vulcan Ventures, Inc., affiliates of Sanderling Ventures, Kummell Investments Limited, HealthCare Ventures, Shaw Venture Partners and other accredited investors. The aggregate consideration was $11,909,444.

     (2) In connection with the Series C Private Placement, 625 shares of the Registrant's Series C Preferred Stock were issued to Shipley Raidy Capital Partners, L.P. in satisfaction of finder's fees.

     (3) In connection with the Series C Private Placement, a warrant to purchase 38,195 shares of the Registrant's common stock at an exercise price of $3.27 per share was issued to John F. Wong in satisfaction of finder's fees.

     (4) In December 1997, the Registrant issued a warrant to purchase 9,167 shares of the Registrant's common stock at an exercise price of $3.27 per share to Transamerica Business Credit Corporation in connection with an equipment lease agreement between the Registrant and Transamerica Business Credit Corporation.

     (5) In July 1998, the Registrant issued and sold in a private offering an aggregate of 937,000 shares of Series D Preferred Stock at $5.00 per share to eight investors, including Kirin Brewery Co., Ltd., Vulcan Ventures, Inc., New York Life Insurance Company, Shaw Venture Partners and other accredited investors. The aggregate cash consideration was $4,685,000.

     (6) In March 1999, the Registrant issued a warrant to purchase 3,300 shares of its common stock at an exercise price of $4.55 per share to Transamerica Business Credit Corporation in connection with an equipment lease agreement between the Registrant and Transamerica Business Credit Corporation.

     (7) In August 1999, the Registrant issued a warrant to purchase 85,800 shares of its common stock at an exercise price of $4.55 per share to TBCC Funding Trust II in connection with a loan agreement between the Registrant and Transamerica Business Credit Corporation.

     (8) In October 1999, the Registrant issued a warrant to purchase 275,000 shares of its common stock at an exercise price of $4.55 per share to Fresenius AG in connection with the termination of a license agreement between the Registrant and Fresenius AG.

     (9) From September 1999 to February 2000, the Registrant issued and sold in a private offering an aggregate of 4,069,553 shares of Series E Preferred Stock at $4.25 per share to 14 investors, including Vulcan Ventures, Inc., HealthCare Ventures, Kummell Investments Limited, New York Life Insurance Company, Sanderling Venture Partners, Shaw Venture Partners and other accredited investors. The aggregate cash consideration was $17,295,600.

     (10) From March 10, 1997 to March 31, 1997, the Registrant granted options to purchase an aggregate of 1,650 shares of common stock at an exercise price of $0.46 per share to its employees and officers, pursuant to its 1996 Equity Incentive Plan.

     (11) From September 2, 1997 to November 17, 1997, the Registrant granted options to purchase an aggregate of 51,150 shares of common stock at an exercise price of $0.49 per share to its employees and officers and an aggregate of 22,000 shares of common stock at an exercise price of $0.49 per share to its consultants and directors, pursuant to its 1996 Equity Incentive Plan.

     (12) From December 15, 1997 to February 2, 1998, the Registrant granted options to purchase an aggregate of 348,150 shares of common stock at an exercise price of $0.68 per share to its employees and officers, pursuant to its 1996 Equity Incentive Plan.

     (13) From March 2, 1998 to May 13, 1998, the Registrant granted options to purchase an aggregate of 61,050 shares of common stock at an exercise price of $0.75 per share to its employees and officers and an aggregate of 66,000 shares of common stock at an exercise price of $0.75 per share to its consultants and directors, pursuant to its 1996 Equity Incentive Plan.

     (14) From June 22, 1998 to December 1, 1999, the Registrant granted options to purchase an aggregate of 725,120 shares of common stock at an exercise price of $0.91 per share to its employees and officers and an aggregate of 63,250 shares of common stock at an exercise price of $0.91 per share to its consultants and directors, pursuant to its 1996 Equity Incentive Plan.

     (15) From December 13, 1999 to March 1, 2000, the Registrant granted options to purchase an aggregate of 354,200 shares of common stock at an exercise price of $1.82 per share to its employees and officers and an aggregate of 52,800 shares of common stock at an exercise price of $1.82 per share to its consultants and directors, pursuant to its 1996 Equity Incentive Plan.

     (16) From March 1, 2000 to March 31, 2000, the Registrant granted options to purchase an aggregate of 38,500 shares of common stock at an exercise price of $4.55 per share to its employees.

     (17) On March 31, 2000, the Registrant granted options to purchase an aggregate of 16,500 shares of common stock at an exercise price of $4.55 per share to a director.

     (18) From April 1, 2000 to April 30, 2000, the Registrant granted options to purchase an aggregate of 22,550 shares of common stock at an exercise price of $4.55 per share to its employees.

     (19) From May 1, 2000 to May 15, 2000, the Registrant granted options to purchase an aggregate of 7,700 shares of common stock at an exercise price of $4.55 per share to its employees.

     (20) On May 5, 2000, the Registrant granted options to purchase an aggregate of 13,200 shares of common stock at an exercise price of $4.55 per share to two directors.

   (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

   The sales and issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensation benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with us, to information about Dendreon.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits

 Exhibit
 Number                               Description
 -------                              -----------
  1.1*   Form of Underwriting Agreement.
  3.1*   Amended and Restated Certificate of Incorporation filed with the
         Delaware Secretary of State on September 3, 1999, as amended.
  3.2*   Form of Amended and Restated Certificate of Incorporation to be
         effective on the closing of the offering made pursuant to the
         Registration Statement.
  3.3*   Bylaws.
  4.1*   Specimen Common Stock certificate.
  5.1*   Opinion of Cooley Godward LLP.
 10.1*   Form of Indemnity Agreement between the Registrant and each of its directors and certain of its officers.
 10.2*   2000 Equity Incentive Plan.
 10.3*   2000 Employee Stock Purchase Plan.
 10.4*   Fourth Amended and Restated Stockholders' Agreement, dated September
         3, 1999, between the Registrant and certain holders of the
         Registrant's securities.
 10.5*   Series D Preferred Stock Purchase Agreement, dated July 10, 1998.
 10.6*   Series E Preferred Stock Purchase Agreement, dated September 3, 1999.
 10.7*   Registration Rights and Shareholder's Agreement, dated October 18,
         1999, between the Registrant and Fresenius AG.

 Exhibit
 Number                                Description
 -------                               -----------
 10.8*   Warrant to purchase 250,000 shares of common stock issued by the
         Registrant to Fresenius AG, dated October 18, 1999.
 10.9*   Letter dated September 3, 1998 regarding employment arrangement of
         Christopher S. Henney and David L. Urdal.
 10.10*  Lease Agreement, dated October 27, 1992 and commencing July 1, 1993, between the Registrant and Vanni Business Park General Partnership.
 10.11*  Lease Agreement, dated July 31, 1998, between the Registrant and ARE-
         3005 First Avenue, LLC.
 10.12*  Loan and Security Agreement, dated July 30, 1999, between the
         Registrant and Transamerica Business Credit Corporation.
 10.13*  Amended and Restated Master Lease Agreement, dated May 28, 1999, between the Registrant and Transamerica Business Credit Corporation.
 10.14*  Second Amendment to Master Lease Agreement, dated January 31, 2000, between the Registrant and Transamerica Business Credit Corporation.
 10.15+* Collaborative License Agreement, dated December 10, 1998, between the
         Registrant and Kirin Brewery Co., Ltd.
 10.16+* Research and License Agreement, dated February 1, 1999, between the
         Registrant and Kirin Brewery Co., Ltd.
 10.17+* Manufacturing and Supply Agreement, dated July 27, 1999, between the
         Registrant and Kirin Brewery Co., Ltd.
 10.18+* Joint Commercialization Agreement, dated February 1, 2000, between the
         Registrant and Kirin Brewery Co., Ltd.
 10.19*  Form of Common Stock Purchase Agreement between the Registrant and
         Kirin Brewery, Co., Ltd.
 23.1    Consent of Ernst & Young LLP, Independent Auditors.
 23.2*   Consent of Cooley Godward LLP (see Exhibit 5.1).
 24.1*   Power of Attorney.
 27.1*   Restated Financial Data Schedule.
 27.2*   Restated Financial Data Schedule.

--------
*    Previously filed

+    Confidential treatment requested

  (b) Financial statement schedule

     All financial statement schedules not listed are omitted because they are inapplicable or the requested information is shown in the financial statements of the Registrant or the related notes to the financial statements.

Item 17. Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   The undersigned registrant hereby undertakes:

     (1) That for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) That for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, Dendreon Corporation and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, King County, State of Washington, on this 16th day of June, 2000.

                                          Dendreon Corporation

                                                             *
                                          By: _________________________________
                                            Christopher S. Henney, Ph.D., D.Sc.
                                           President and Chief Executive Officer

   Pursuant to the requirements of the Securities Act, as amended, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----
                  *                    President, Chief Executive    June 16, 2000
______________________________________  Officer and Director
 Christopher S. Henney, Ph.D., D.Sc.    (Principal Executive
                                        Officer)

     /s/ Martin A. Simonetti           Chief Financial Officer       June 16, 2000
 ______________________________________ (Principal Financial and
         Martin A. Simonetti            Accounting Officer)

                  *                    Chairman of the Board of      June 16, 2000
 ______________________________________ Directors
            William Crouse

                  *                    Director                      June 16, 2000
 ______________________________________
            Gerardo Canet

                  *                    Director                      June 16, 2000
 ______________________________________
        Timothy Harris, Ph.D.

                  *                    Director                      June 16, 2000
 ______________________________________
             Ruth Kunath

                  *                    Director                      June 16, 2000
 ______________________________________
            Mark P. Carthy

                  *                    Director                      June 16, 2000
 ______________________________________
           Lowell E. Sears

                  *                    Director                      June 16, 2000
 ______________________________________
              Ralph Shaw

                  *                    Director                      June 16, 2000
 ______________________________________
        David L. Urdal, Ph.D.

                  *                    Director                      June 16, 2000
______________________________________
            Douglas Watson


     /s/ Martin A. Simonetti
*By: _________________________________
         Martin A. Simonetti
           Attorney-in-Fact

                               INDEX TO EXHIBITS

 Exhibit
 Number                                Description
 -------                               -----------
  1.1*   Form of Underwriting Agreement.

  3.1* Amended and Restated Certificate of Incorporation filed with the Delaware Secretary of State on September 3, 1999, as amended.

  3.2* Form of Amended and Restated Certificate of Incorporation to be effective on the closing of the offering made pursuant to the Registration Statement.

  3.3*   Bylaws.

  4.1*   Specimen Common Stock certificate.

  5.1*   Opinion of Cooley Godward LLP.

 10.1* Form of Indemnity Agreement between the Registrant and each of its Directors and certain of its officers.

 10.2*   2000 Equity Incentive Plan.

 10.3*   2000 Employee Stock Purchase Plan.

 10.4*   Fourth Amended and Restated Stockholders' Agreement, dated September
         3, 1999, between the Registrant and certain holders of the Registrant's securities.

 10.5*   Series D Preferred Stock Purchase Agreement, dated July 10, 1998.

 10.6*   Series E Preferred Stock Purchase Agreement, dated September 3, 1999.

 10.7*   Registration Rights and Shareholder's Agreement, dated October 18,
         1999, between the Registrant and Fresenius AG.

 10.8* Warrant to purchase 250,000 shares of common stock issued by the Registrant to Fresenius AG, dated October 18, 1999.

 10.9* Letter dated September 3, 1998 regarding employment arrangement of Christopher S. Henney and David L. Urdal.

 10.10* Lease Agreement, dated October 27, 1992 and commencing July 1, 1993, between the Registrant and Vanni Business Park General Partnership.

 10.11*  Lease Agreement, dated July 31, 1998, between the Registrant and ARE-
         3005 First Avenue, LLC.

 10.12*  Loan and Security Agreement, dated July 30, 1999, between the
         Registrant and Transamerica Business Credit Corporation.

 10.13* Amended and Restated Master Lease Agreement, dated May 28, 1999, between the Registrant and Transamerica Business Credit Corporation.

 10.14* Second Amendment to Master Lease Agreement, dated January 31, 2000, between the Registrant and Transamerica Business Credit Corporation.

 10.15+* Collaborative License Agreement, dated December 10, 1998, between the
         Registrant and Kirin Brewery Co., Ltd.

 10.16+* Research and License Agreement, dated February 1, 1999, between the
         Registrant and Kirin Brewery Co., Ltd.

 10.17+* Manufacturing and Supply Agreement, dated July 27, 1999, between the
         Registrant and Kirin Brewery Co., Ltd.

 10.18+* Joint Commercialization Agreement, dated February 1, 2000, between the
         Registrant and Kirin Brewery Co., Ltd.

 10.19*  Form of Common Stock Purchase Agreement between the Registrant and
         Kirin Brewery Co., Ltd.

 23.1    Consent of Ernst & Young LLP, Independent Auditors

 23.2*   Consent of Cooley Godward LLP (see Exhibit 5.1).

 24.1*   Power of Attorney.

 27.1*   Restated Financial Data Schedule.
 27.2*   Restated Financial Data Schedule.

--------
*  Previously filed

+  Confidential treatment requested